                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-41264

                                     [LOGO]

                                                                 August 10, 2000

Dear Mallinckrodt Shareholder:

    You are cordially invited to attend a Special Meeting of Shareholders of Mallinckrodt Inc. which will be held on Tuesday, September 19, 2000, at 10:00 a.m., Eastern Standard Time, at the St. Regis Hotel,
Two E. 55th Street, New York, New York 10022.

    At the meeting, you will be asked to adopt a merger agreement that Mallinckrodt has entered into with subsidiaries of Tyco International Ltd. The merger agreement provides for the merger of Mallinckrodt with a Tyco subsidiary, as a result of which Mallinckrodt will become an indirect Tyco subsidiary and holders of Mallinckrodt common stock will become Tyco shareholders. Tyco has guaranteed the obligations of its subsidiaries under the merger agreement.

    In the merger, Mallinckrodt shareholders will receive Tyco common shares for each share of Mallinckrodt common stock they own based upon an exchange ratio which is designed to give Mallinckrodt shareholders $47.50 in market value of Tyco common shares for each of their shares of Mallinckrodt common stock. Under certain circumstances described in the accompanying Proxy Statement/Prospectus, Mallinckrodt shareholders could receive less than $47.50 in value of Tyco common shares. Mallinckrodt's 4% cumulative preferred stock will remain outstanding and will be redeemed by Mallinckrodt following the merger.

    The accompanying Proxy Statement/Prospectus provides a detailed description of the proposed merger and the merger consideration, as well as the effects of the merger on you as a shareholder and on Mallinckrodt. I urge you to read the enclosed materials carefully.

    AFTER CAREFUL CONSIDERATION, MALLINCKRODT'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF MALLINCKRODT AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

    YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the meeting, please take the time to vote on the proposal submitted to you by completing the enclosed proxy card and mailing it to us.

                                        Sincerely,

                                        [LOGO]

                                        C. Ray Holman
                                        CHAIRMAN OF THE BOARD AND
                                        CHIEF EXECUTIVE OFFICER

SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF ISSUES WHICH SHOULD BE CONSIDERED BY SHAREHOLDERS WITH RESPECT TO THE MERGER.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Tyco common shares to be issued in the merger or determined if this Proxy Statement/ Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Proxy Statement/Prospectus dated August 10, 2000 and first mailed to shareholders on or about August 11, 2000.

                               MALLINCKRODT INC.
                            675 MCDONNELL BOULEVARD
                           ST. LOUIS, MISSOURI 63134
                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 19, 2000

To the Shareholders of
MALLINCKRODT INC.:

    NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Mallinckrodt Inc. will be held on Tuesday, September 19, 2000, at 10:00 a.m., Eastern Standard Time, at the St. Regis Hotel, Two E. 55th Street, New York, New York 10022, for the following purpose:

    To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 28, 2000, among Mallinckrodt, Tyco Acquisition Corp. VI
(NV), a Nevada corporation and a wholly-owned first tier subsidiary of Tyco International Ltd., a Bermuda company, and EVM Merger Corp., a New York corporation and a wholly-owned first tier subsidiary of Tyco Acquisition, pursuant to which, among other things, Mallinckrodt would become an indirect subsidiary of Tyco and holders of Mallinckrodt common stock would become Tyco shareholders.

    Only holders of record of Mallinckrodt common stock and 4% cumulative preferred stock at the close of business on August 7, 2000 are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof.

    All shareholders are cordially invited to attend the special meeting. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED, POSTAGE-PREPAID ENVELOPE.

                                      By Order of the Board of Directors,

                                      [LOGO]

                                      Roger A. Keller
                                      SECRETARY

St. Louis, Missouri
August 10, 2000

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

                         WHERE TO FIND MORE INFORMATION

    Tyco and Mallinckrodt file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Tyco and Mallinckrodt at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The filings of Tyco and Mallinckrodt with the SEC are also available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at "http://www.sec.gov."

    Tyco filed a registration statement on Form S-4 to register with the SEC the Tyco common shares to be delivered in connection with the merger. This document is a part of that registration statement and constitutes a prospectus of Tyco in addition to being a proxy statement of Mallinckrodt for the special meeting of Mallinckrodt shareholders. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

    The SEC allows Tyco and Mallinckrodt to "incorporate by reference" information into this document, which means that they can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that Tyco and Mallinckrodt have previously filed with the SEC. These documents contain important information about Tyco and Mallinckrodt and their finances.

TYCO SEC FILINGS (FILE NO. 001-13836)                             PERIOD
-------------------------------------                             ------
Annual Report on Forms 10-K and 10-K/A.......  Fiscal year ended September 30, 1999
Quarterly Reports on Forms 10-Q and 10-Q/A...  Quarterly periods ended December 31, 1999 and
                                               March 31, 2000
Current Reports on Form 8-K..................  Filed on December 9, 1999, December 10, 1999,
                                               January 20, 2000 and July 14, 2000
The description of Tyco common shares as set
forth in its Registration Statement
on Form 8-A/A................................  Filed on March 1, 1999

MALLINCKRODT SEC FILINGS (FILE NO. 1-483)                         PERIOD
-----------------------------------------                         ------
Annual Report on Form 10-K...................  Fiscal year ended June 30, 1999
Quarterly Reports on Form 10-Q...............  Quarterly periods ended September 30, 1999,
                                               December 31, 1999 and March 31, 2000
Current Reports on Form 8-K..................  Filed on December 17, 1999, May 16, 2000,
                                               June 15, 2000, June 21, 2000 and July 10,
                                               2000
The description of Mallinckrodt common stock
as
set forth in its Registration Statement
on Form 8-A..................................  Filed on April 10, 1987

    Tyco and Mallinckrodt are also incorporating by reference additional documents that they file with the SEC between the date of this document and the date of the special meeting of Mallinckrodt shareholders.

    Tyco has supplied all information contained or incorporated by reference in this document relating to Tyco, and Mallinckrodt has supplied all such information relating to Mallinckrodt.

    Documents incorporated by reference are available from Tyco and Mallinckrodt without charge. Exhibits to the documents will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document. Shareholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

TYCO INTERNATIONAL LTD.                        MALLINCKRODT INC.
THE ZURICH CENTRE, SECOND FLOOR                675 MCDONNELL BOULEVARD
90 PITTS BAY ROAD                              ST. LOUIS, MISSOURI 63134
PEMBROKE HM 08, BERMUDA                        (314) 654-2000
(441) 292-8674

    IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM TYCO OR MALLINCKRODT, PLEASE DO SO BY SEPTEMBER 11, 2000 TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO VOTE ON THE MERGER. NEITHER TYCO NOR MALLINCKRODT HAS AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED AUGUST 10, 2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THIS DATE, AND NEITHER THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS NOR THE DELIVERY OF TYCO COMMON SHARES IN CONNECTION WITH THE MERGER WILL CREATE ANY IMPLICATION TO THE CONTRARY.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
WHERE TO FIND MORE INFORMATION..............................      i

QUESTIONS AND ANSWERS ABOUT THE TYCO/MALLINCKRODT MERGER....      1

SUMMARY.....................................................      3
  The Companies.............................................      3
  The Special Meeting.......................................      4
  The Merger................................................      4

RISK FACTORS................................................      8

FORWARD LOOKING INFORMATION.................................     10

SELECTED FINANCIAL DATA OF TYCO AND MALLINCKRODT............     11
  Selected Consolidated Historical Financial Data of Tyco...     12
  Selected Consolidated Historical Financial Data of
    Mallinckrodt............................................     15
  Selected Tyco and Mallinckrodt Unaudited Pro Forma
    Combined Financial Information..........................     16
  Comparative Per Share Information.........................     17
  Comparative Market Value Information......................     18
  Recent Developments of Tyco...............................     19
  Recent Developments of Mallinckrodt.......................     19

MALLINCKRODT INC. SPECIAL MEETING...........................     20
  Date, Time and Place......................................     20
  Purpose of the Mallinckrodt Special Meeting...............     20
  Record Date; Voting Rights; Quorum; Required Vote.........     20
  Recommendation of the Board of Directors of
    Mallinckrodt............................................     21
  Proxies; Revocation.......................................     21
  Solicitation of Proxies...................................     21

THE MERGER..................................................     22
  Background of the Merger..................................     22
  Exchange of Financial Forecasts...........................     24
  Recommendation of the Board of Directors of Mallinckrodt;
    Reasons of Mallinckrodt for the Merger..................     25
  Opinions of Financial Advisors to Mallinckrodt............     28
  Reasons of Tyco for the Merger............................     44
  Interests of Certain Persons in the Merger................     44
  Material U.S. Federal Income Tax and Bermuda Tax
    Consequences............................................     47
  Accounting Treatment......................................     51
  Certain Legal Matters.....................................     52
  U.S. Federal Securities Law Consequences..................     52
  Dividends.................................................     53
  Stock Exchange Listing....................................     53
  Dissenters' Rights........................................     53

CERTAIN PROVISIONS OF THE MERGER AGREEMENT..................     54
  General...................................................     54
  The Merger................................................     54
  Effective Time............................................     54
  Merger Consideration......................................     54
  Exchange of Mallinckrodt Common Stock.....................     56
  Survival and Redemption of Preferred Stock................     57

                                                                PAGE
                                                              --------
  Representations and Warranties............................     57
  Conduct of Business by Mallinckrodt.......................     57
  Conduct of Business by Tyco...............................     59
  No Solicitation...........................................     59
  Certain Other Covenants...................................     60
  Conditions to the Merger..................................     63
  Additional Conditions to Obligations of Tyco Acquisition
    and EVM.................................................     63
  Additional Conditions to Obligations of Mallinckrodt......     64
  Termination...............................................     65
  Amendment and Waiver; Parties in Interest.................     68
  Guarantee.................................................     68

COMPARATIVE PER SHARE PRICES AND DIVIDENDS..................     69
  Tyco......................................................     69
  Mallinckrodt..............................................     70

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  INFORMATION...............................................     71

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL
  INFORMATION...............................................     75

COMPARISON OF RIGHTS OF SHAREHOLDERS OF MALLINCKRODT AND
  SHAREHOLDERS OF TYCO......................................     76

LEGAL MATTERS...............................................     88

EXPERTS.....................................................     88

FUTURE SHAREHOLDER PROPOSALS................................     88

ANNEXES
  Annex A--Agreement and Plan of Merger.....................    A-1
  Annex B--Opinion of Goldman, Sachs & Co...................    B-1
  Annex C--Opinion of J.P. Morgan Securities Inc............    C-1

            QUESTIONS AND ANSWERS ABOUT THE TYCO/MALLINCKRODT MERGER

    Q.  WHY ARE TYCO AND MALLINCKRODT PROPOSING THE MERGER?

    A. Mallinckrodt's lines of respiratory care, diagnostic imaging and pain relief products are complementary to related products manufactured and marketed by Tyco's healthcare products group. With the greater resources available to Tyco, the merger should provide a means to significantly enhance the development and distribution of Mallinckrodt's products. The merger will also give Mallinckrodt shareholders the opportunity to participate in a substantially larger and more diversified public company.

    The price offered by Tyco gives Mallinckrodt shareholders a significant premium for their shares over the value of the Mallinckrodt common stock on June 27, 2000, the last trading day before the merger was publicly announced.

    Q.  WHAT WILL I RECEIVE IN THE MERGER?

    A. If the merger is completed, holders of Mallinckrodt common stock will receive Tyco common shares in exchange for each of their shares of Mallinckrodt common stock based upon an exchange ratio which is designed to give Mallinckrodt shareholders Tyco common shares valued at $47.50 for each of their shares of Mallinckrodt common stock. Cash will be paid instead of fractional Tyco shares. Under certain circumstances, Mallinckrodt shareholders could receive less than $47.50 in value of Tyco common shares.

    Mallinckrodt 4% cumulative preferred stock will remain outstanding and will be redeemed by Mallinckrodt following the merger.

    Q. HOW IS THE EXCHANGE RATIO OF TYCO COMMON SHARES FOR MALLINCKRODT COMMON STOCK DETERMINED?

    A. The exchange ratio will equal $47.50 divided by the average share price of Tyco common shares. The average share price of Tyco common shares will be computed by taking the average of the daily volume-weighted averages of the per share selling price of Tyco common shares as reported on the New York Stock Exchange Composite Transaction Tape over the five consecutive trading days ending on the trading day immediately preceding the date on which the closing conditions set forth in the merger agreement have been satisfied or waived.

    If the average share price of Tyco common shares is less than $37.00, Tyco's subsidiary has the right to terminate the merger agreement unless, after Tyco's subsidiary gives Mallinckrodt written notice of its intention to terminate the merger agreement, Mallinckrodt agrees to an exchange ratio of 1.2838, the exchange ratio determined by dividing $47.50 by $37.00. Based on an average share price that is less than $37.00, this 1.2838 exchange ratio would give Mallinckrodt shareholders Tyco common shares valued at less than $47.50 for each share of Mallinckrodt common stock. In this circumstance, Tyco's subsidiary and Mallinckrodt could also agree to a higher exchange ratio, although neither Tyco's subsidiary nor Mallinckrodt is under any obligation to do so. If the average share price of Tyco's common shares is less than $37.00 and Tyco's subsidiary does not give Mallinckrodt written notice of its intention to terminate the merger agreement, Mallinckrodt shareholders will receive $47.50 in value of Tyco common shares for each share of Mallinckrodt common stock based on the average share price. See the risk factor entitled "MALLINCKRODT SHAREHOLDERS COULD RECEIVE LESS THAN $47.50 IN VALUE OF TYCO COMMON SHARES FOR EACH SHARE OF MALLINCKRODT COMMON STOCK" on page 8. See also "Merger Consideration" beginning on page 54.

    The closing price of Tyco common shares on the New York Stock Exchange on the date of this document was $53.25. If this price were the average share price of Tyco common shares during the pricing period referred to above, the exchange ratio would be .8920.

    Q.  HOW WILL I KNOW WHAT THE ACTUAL EXCHANGE RATIO IS?

    A. You can call toll free 1-800-223-2064 at any time beginning on September 1, 2000, after the close of business, for the average share price of Tyco common shares for the preceding five trading days and the exchange ratio that would be in effect based on that average share price. The actual average share price and the actual exchange ratio will be calculated when the closing conditions set forth in the merger agreement have been satisfied or waived, which will be shortly before the consummation of the merger. You are urged to call the toll free number before the Mallinckrodt special meeting.

    Q. WILL I KNOW WHAT THE EXCHANGE RATIO IS AT THE TIME THAT I VOTE ON THE MERGER?

    A. Probably not. The exchange ratio will not be known at the earliest until the close of business on the last trading day before the date of the Mallinckrodt special meeting. It is also possible that regulatory clearance, which is a condition to the merger, will not be received until after the meeting date. In that case, the exchange ratio will not be known until this condition is satisfied, which could be some time after the meeting date.

    Q.  WHEN WILL THE MERGER TAKE EFFECT?

    A. The merger is expected to take effect after the closing conditions set forth in the merger agreement, including the adoption of the merger agreement by the Mallinckrodt shareholders and the receipt of regulatory clearance, have been satisfied or waived. This is expected to occur during the fall of 2000.

    Q.  WHAT SHAREHOLDER APPROVAL IS NEEDED?

    A. The affirmative vote of the holders of shares representing at least two-thirds of the outstanding voting power of all Mallinckrodt stock entitled to vote is required to adopt the merger agreement.

    Q.  WHAT IF I DON'T VOTE?

    A. If you fail to respond, it will have the same effect as a vote against the merger.

    If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger.

    If you respond and abstain from voting, your proxy will have the same effect as a vote against the merger.

    Q.  WHAT SHOULD I DO NOW?

    A. After carefully reading and considering the information contained in this document, you should cast your vote on the merger by completing, signing and dating your proxy card. The completed proxy card should be returned in the enclosed, self-addressed postage paid envelope. You can also attend the special meeting and vote in person.

    Mallinckrodt's Board of Directors recommends you vote FOR the adoption of the merger agreement.

    You should not send in your share certificates now. After the merger is completed, you will be sent written instructions for exchanging your share certificates.

    Q.  WHEN SHOULD I SEND IN MY PROXY CARD? CAN I CHANGE MY VOTE?

    A. You should send in your proxy card as soon as possible so that your shares will be voted at the meeting. You can change your vote at any time prior to the special meeting by submitting a later dated signed proxy card. You can also change your vote by attending the special meeting and voting in person.

    Q. IF MY SHARES OF MALLINCKRODT STOCK ARE HELD BY A BANK OR BROKER, HOW CAN I VOTE?

    A. If your shares are held by a bank, broker or other fiduciary, you must contact the fiduciary to vote on your behalf.

    Q.  WHAT SHOULD I DO IF I HAVE QUESTIONS?

    A. You should call 1-800-223-2064 (toll free in the United States and Canada) or (412) 391-3146.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO BETTER UNDERSTAND THE MERGER AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD READ CAREFULLY THIS ENTIRE DOCUMENT AND THE DOCUMENTS TO WHICH YOU HAVE BEEN REFERRED. SEE "WHERE TO FIND MORE INFORMATION" ON PAGE I. IN PARTICULAR, YOU SHOULD READ THE MERGER AGREEMENT AND THE OPINIONS OF GOLDMAN, SACHS & CO. AND J.P. MORGAN, WHICH ARE ATTACHED TO THIS DOCUMENT AS ANNEXES A, B AND C, RESPECTIVELY.

                                 THE COMPANIES

TYCO INTERNATIONAL LTD.
The Zurich Centre, Second Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(441) 292-8674

    Tyco is a diversified manufacturing and service company that, through its subsidiaries:

    - designs, manufactures and distributes disposable medical supplies and other specialty products, and conducts auto redistribution services;

    - designs, manufactures and distributes electrical and electronic components and designs, manufactures, installs and services undersea cable communication systems;

    - designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

    - designs, manufactures and distributes flow control products.

    Tyco operates in more than 80 countries around the world and has expected fiscal 2000 revenues in excess of $28 billion.

    Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    Tyco reviews acquisition opportunities in the ordinary course of business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

    Tyco's common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "TYC" and on the London Stock Exchange under the symbol "TYI".

    Tyco's registered and principal executive offices are located at the above address in Bermuda. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833, and the telephone number there is (603) 778-9700.

    For additional information regarding the business of Tyco, please see Tyco's Forms 10-K and 10-K/ A and other filings of Tyco with the SEC which are incorporated by reference into this document. See "Where to Find More Information" on page i.

MALLINCKRODT INC.
675 McDonnell Boulevard
St. Louis, Missouri 63134
(314) 654-2000

    Mallinckrodt is a global company serving selected healthcare markets with products used primarily for respiratory care, diagnostic imaging and pain relief. Mallinckrodt's products are sold to hospital and alternate care sites, clinical laboratories, pharmaceutical manufacturers and other customers on a worldwide basis.

    Mallinckrodt has the following three business segments:

    - A Respiratory segment that develops and markets products that help diagnose, monitor and treat respiratory disorders, wherever patients receive care. Mallinckrodt's respiratory product line consists of anesthesia and respiratory devices; oxygen monitors and sensors; critical care and portable ventilators; oxygen therapy and asthma management; sleep diagnostics and therapy; and maintenance services.

    - An Imaging segment that manufactures, sells and distributes products used in radiology, cardiology and nuclear medicine. These products include Optiray, an X-ray contrast medium used in both radiology and cardiology procedures, Ultraject, a patented syringe that delivers contrast agents, and OptiMARK.

    - A Pharmaceuticals segment that produces analgesics such as acetaminophen used to control pain and fever; codeine salts, morphine and other opium-based narcotics and synthetic narcotics used to treat pain and coughs; and peptides used in many pharmaceuticals. Other products include laboratory chemicals and other chemicals and reagents used in the production of pharmaceutical and food products.

    Mallinckrodt's common stock is listed on the New York, Chicago and Pacific Stock Exchanges under the symbol "MKG."

    For additional information regarding the business of Mallinckrodt, please see Mallinckrodt's Form 10-K and other filings of Mallinckrodt with the SEC which are incorporated by reference into this document. See "Where to Find More Information" on page i.

                         THE SPECIAL MEETING (PAGE 20)

    The special meeting of Mallinckrodt shareholders will be held on Tuesday, September 19, 2000, at 10:00 a.m., Eastern Standard Time, at the St. Regis Hotel, Two E. 55th Street, New York, New York 10022.

    The record date for Mallinckrodt shareholders entitled to receive notice of and to vote at the Mallinckrodt special meeting is the close of business on August 7, 2000. On that date, there were 68,404,607 shares of Mallinckrodt common stock outstanding and 98,330 shares of Mallinckrodt 4% cumulative preferred stock outstanding.

                              THE MERGER (PAGE 22)

    SHAREHOLDER VOTE REQUIRED

    The affirmative vote of the holders of shares representing at least two-thirds of the outstanding voting power of all Mallinckrodt stock entitled to vote is required to adopt the merger agreement.

    THE EXCHANGE RATIO; MERGER CONSIDERATION

    The exchange ratio is designed to give Mallinckrodt shareholders $47.50 in value of Tyco common shares for each of their shares of Mallinckrodt common stock. The value of a Tyco common share for these purposes will be an average share price calculated by taking the average of the daily volume-weighted averages of the per share selling price of Tyco common shares as reported on the New York Stock Exchange Composite Transaction Tape over the five consecutive trading days ending on the trading day immediately preceding the date on which the closing conditions set forth in the merger agreement have been satisfied or waived.

    If the average share price of Tyco common shares is less than a designated floor price, Tyco Acquisition, one of the two Tyco subsidiaries that is a party to the merger agreement, has the right to terminate the merger agreement unless, after Tyco Acquisition gives Mallinckrodt written notice of its intention to terminate the merger agreement, Mallinckrodt agrees to an exchange ratio determined by dividing $47.50 by the floor price. Unless Tyco Acquisition agrees to a lower floor price as described in the following paragraph, the floor price will be $37.00 and the exchange ratio to which Mallinckrodt would have to agree to prevent Tyco Acquisition from terminating the merger agreement is 1.2838. Based on an average share price that is less than $37.00, this 1.2838 exchange ratio would give Mallinckrodt shareholders Tyco common shares valued at less than $47.50 for each share of Mallinckrodt common stock. In this circumstance, Tyco Acquisition and Mallinckrodt could also agree to a higher exchange ratio, although neither Tyco Acquisition nor Mallinckrodt is under any obligation to do so. If the average share price of Tyco's common shares is less than the floor price and Tyco Acquisition does not give Mallinckrodt written notice of its intention to terminate the merger agreement, Mallinckrodt shareholders will receive $47.50 in value of Tyco common shares for each share of Mallinckrodt common stock based on the average share price.

    If the average share price of Tyco common shares measured over a five trading day period ending on the third trading day prior to the Mallinckrodt special meeting is less than $37.00, Tyco Acquisition may at that time irrevocably reduce the floor price to this average share price. If that were the case:

    - Tyco Acquisition could not give Mallinckrodt notice of its intention to terminate the merger agreement as described in the previous paragraph unless the average share price of Tyco common shares for the purposes of determining the exchange ratio was below this lower floor price;

    - if Tyco Acquisition were entitled to, and did, give notice of termination, the exchange ratio to which Mallinckrodt must agree to prevent Tyco Acquisition from terminating the merger agreement would be $47.50 divided by such lower floor price. This exchange ratio would be higher than 1.2838; and

    - Mallinckrodt may postpone the special shareholders meeting for up to three business days.

    See the risk factor entitled "MALLINCKRODT SHAREHOLDERS COULD RECEIVE LESS THAN $47.50 IN VALUE OF TYCO COMMON SHARES FOR EACH SHARE OF MALLINCKRODT COMMON STOCK" on page 8. Also see the information under "Basis of Mallinckrodt's Determination to Adjust the Exchange Ratio if the Average Share Price is Less Than $37.00" beginning on page 55 for a discussion of some of the factors Mallinckrodt may consider in deciding whether to agree to adjust the exchange ratio.

    DISSENTERS' RIGHTS

    Under New York law, which governs the merger agreement, Mallinckrodt shareholders will not have any dissenters' rights as a result of the merger.

    RESTRICTIONS ON THE ABILITY TO SELL TYCO COMMON SHARES

    All Tyco common shares received by shareholders of Mallinckrodt in connection with the merger will be freely transferable except for shareholders who are considered to be "affiliates" of either Mallinckrodt or Tyco under the Securities Act. Tyco common shares received by affiliates of Mallinckrodt or Tyco in the merger may only be sold pursuant to a registration statement or an exemption under the Securities Act.

    TAX TREATMENT

    The receipt of Tyco common shares in the merger will generally be tax-free to Mallinckrodt shareholders for United States federal income tax purposes, except for tax on cash received in lieu of fractional Tyco shares.

    To review tax consequences of the merger in greater detail, see "Material U.S. Federal Income Tax and Bermuda Tax Consequences" beginning on page 47.

    INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER

    In considering the recommendation of Mallinckrodt's Board of Directors in favor of the merger, shareholders should be aware that members of Mallinckrodt's Board of Directors and Mallinckrodt management will receive benefits as a result of the merger that will be in addition to or different from benefits received by Mallinckrodt shareholders generally. For example, options to purchase shares of Mallinckrodt common stock that are held by Mallinckrodt's directors and members of its management generally will become fully vested and exercisable at the consummation of the merger. In addition, under certain qualifying circumstances, members of Mallinckrodt management will be entitled to receive severance benefits upon actual or constructive termination of their employment within certain time periods following the merger. Also, these members of Mallinckrodt management will be eligible to receive retention bonuses if they do not terminate their employment with Mallinckrodt prior to the second anniversary of the merger. See "Interests of Certain Persons in the Merger" beginning on page 44.

    CONDITIONS TO THE MERGER

    The consummation of the merger depends upon satisfaction of a number of conditions, including:

    - continuing effectiveness of the registration statement of which this document is a part;

    - adoption of the merger agreement by the Mallinckrodt shareholders;

    - the absence of legal restraints to the consummation of the merger, including the receipt of all necessary U.S. and European regulatory clearances; and

    - receipt of opinions regarding the tax-free nature of the merger in respect of the Tyco common shares received.

    For further details, see "Conditions to the Merger" beginning on page 63.

    TERMINATION OF THE MERGER

    Either Mallinckrodt or Tyco Acquisition may terminate the merger agreement if:

    - both parties consent in writing;

    - the merger is not consummated by December 31, 2000 through no fault of the party seeking to call off the merger;

    - the Mallinckrodt shareholders do not adopt the merger agreement;

    - there are legal restraints preventing the merger;

    - any representation or warranty of a party is untrue when made or becomes untrue, if such failure would reasonably be expected to have a material adverse effect and the failure is not or cannot be remedied; or

    - the other party breaches any covenant or agreement and that breach is not or cannot be remedied.

    In addition, if the average share price of Tyco common shares used for purposes of determining the exchange ratio is less than the floor price, Tyco Acquisition may terminate the merger agreement unless, after Tyco Acquisition gives Mallinckrodt written notice of its intention to terminate the merger agreement, Mallinckrodt agrees to adjust the exchange ratio to $47.50 divided by the floor price. See "The Exchange Ratio; Merger Consideration" above.

    Tyco Acquisition may also terminate the merger agreement if Mallinckrodt's Board of Directors withdraws or adversely modifies its approval, adoption or recommendation of the merger agreement, recommends an alternative acquisition transaction with a third party or fails to include its recommendation of the merger agreement in this Proxy Statement/Prospectus or to solicit proxies in favor of the merger agreement.

    Subject to certain conditions, Mallinckrodt may terminate the merger agreement to accept an acquisition proposal that is financially more favorable to Mallinckrodt shareholders than the proposed merger with Tyco Acquisition.

    For further details, see "Termination" beginning on page 65.

    NO SOLICITATION PROVISIONS; TERMINATION FEE AND EXPENSES

    Mallinckrodt has agreed that it will not solicit or encourage the initiation of any inquiries or proposals regarding any alternative acquisition transactions with third parties. Mallinckrodt may respond to unsolicited transaction proposals if required by the Mallinckrodt Board's fiduciary duties. Mallinckrodt must promptly notify Tyco if it receives proposals for any such alternative acquisition transactions. If the merger is terminated under specified circumstances, generally involving an alternative acquisition transaction, Mallinckrodt may be required to pay a termination fee of $110 million to Tyco and/or pay reasonable out-of-pocket expenses of up to $3 million to Tyco and Tyco Acquisition. Tyco Acquisition may be required to pay to Mallinckrodt up to $3 million of Mallinckrodt's reasonable out-of-pocket expenses if the merger is terminated under certain circumstances.

    See "Fees and Expenses" beginning on page 66 for a discussion of the circumstances in which the fee and expenses are payable.

    The termination fee and the no-solicitation provisions may have the effect of discouraging persons who might be interested in entering into an acquisition transaction with Mallinckrodt from proposing an alternative acquisition transaction.

    ACCOUNTING TREATMENT

    The merger will be accounted for as a purchase by Tyco in accordance with United States generally accepted accounting principles.

    OPINIONS OF MALLINCKRODT'S FINANCIAL ADVISORS

    In determining that the merger is fair to and in the best interests of Mallinckrodt and its shareholders, Mallinckrodt's Board of Directors considered the opinions of its financial advisors, Goldman, Sachs & Co. and J.P. Morgan Securities Inc., that, as of June 28, 2000 and based on and subject to the matters referred to in the opinions, the consideration to be received for shares of Mallinckrodt common stock in the merger was fair from a financial point of view to the holders of the shares. See "Opinions of Financial Advisors to Mallinckrodt" beginning on page 28. Among other things, these opinions assume that Mallinckrodt does not agree to adjust the exchange ratio if the price of Tyco common shares during the pricing period is lower than the $37.00 floor price (or a lower floor price agreed to by Tyco Acquisition). The full text of the written opinions of Goldman, Sachs & Co. and J.P. Morgan is attached as Annexes B and C, respectively, to this document. YOU SHOULD READ THESE OPINIONS IN THEIR ENTIRETY FOR A DESCRIPTION OF THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN DELIVERING THESE OPINIONS.

                                  RISK FACTORS

    In evaluating the merger and the merger agreement, Mallinckrodt shareholders should take into account the following risk factors:

    MALLINCKRODT SHAREHOLDERS COULD RECEIVE LESS THAN $47.50 IN VALUE OF TYCO COMMON SHARES FOR EACH SHARE OF MALLINCKRODT COMMON STOCK.

    Although the merger is designed to give Mallinckrodt shareholders $47.50 in value of Tyco common shares for each of their shares of Mallinckrodt common stock, the market value of the Tyco common shares received by Mallinckrodt shareholders could be less than $47.50. The merger agreement values the Tyco common shares that Mallinckrodt shareholders will receive based upon the average share price of the Tyco common shares. The average share price of Tyco common shares will be computed by taking the average of the daily volume-weighted averages of the per share selling price of Tyco common shares as reported on the New York Stock Exchange Composite Transaction Tape over the five consecutive trading days ending on the trading day immediately preceding the date on which the closing conditions set forth in the merger agreement have been satisfied or waived. At the time of the merger, and at any time after the merger, the market price of a Tyco common share could be more or less than the average share price used in calculating the exchange ratio. If it is less, the value of the Tyco common shares that a Mallinckrodt shareholder receives in the merger would be less than $47.50. The market value of Tyco shares fluctuates based upon general market and economic conditions, Tyco's business and prospects and other factors.

    Mallinckrodt shareholders should also note that they will receive less than $47.50 in value of Tyco common shares, calculated on the basis of the average share price, if the average share price is less than a floor price of $37.00 (or a lower floor price agreed to by Tyco Acquisition) and either Mallinckrodt agrees to adjust the exchange ratio in order to prevent Tyco Acquisition from terminating the merger agreement or Mallinckrodt and Tyco agree to a different ratio. Any such agreement to an exchange ratio that would provide less than $47.50 in value for each share of Mallinckrodt common stock would take place after the date on which the Mallinckrodt shareholders vote to adopt the merger agreement, and Mallinckrodt shareholders would not have another opportunity to vote on the transaction after the adjustment to the exchange ratio.

    FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT MALLINCKRODT'S STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

    If the merger is not completed, Mallinckrodt may be subject to the following material risks:

    - Mallinckrodt may be required to pay Tyco a termination fee of $110 million, plus up to $3 million of expenses incurred by Tyco,

    - the price of Mallinckrodt common stock may decline to the extent that the current market price of Mallinckrodt common stock reflects a market assumption that the merger will be completed, and

    - costs related to the merger, such as legal, accounting and certain financial advisor fees, must be paid even if the merger is not completed.

    If the merger agreement is terminated and Mallinckrodt's Board of Directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger. In addition, while the merger agreement is in effect and subject to the limited exceptions described beginning on page 59 of this Proxy Statement/Prospectus, Mallinckrodt is prohibited from directly or indirectly soliciting or encouraging the initiation of any inquiries or proposals regarding certain extraordinary transactions, such as a merger, sale of assets or similar transactions with any party other than Tyco.

    THE OPINIONS OBTAINED BY MALLINCKRODT FROM ITS FINANCIAL ADVISORS WILL NOT REFLECT CHANGES IN CIRCUMSTANCES PRIOR TO THE MERGER.

    If the exchange ratio is not adjusted to prevent Tyco Acquisition from terminating the merger agreement, as described above, Mallinckrodt does not intend to obtain updated opinions from Goldman, Sachs & Co. and J.P. Morgan, Mallinckrodt's financial advisors. Changes in the operations and prospects of Tyco or Mallinckrodt, general market and economic conditions and other factors which are beyond the control of Tyco, Mallinckrodt, or Mallinckrodt's financial advisors, and on which the opinions of Goldman, Sachs & Co. and J.P. Morgan are based, may alter the value of Tyco or Mallinckrodt or their respective stock prices by the time the merger is completed. As a result of the foregoing, Mallinckrodt shareholders should be aware that the opinions of Goldman, Sachs & Co. and J.P. Morgan do not address the fairness of the merger consideration at the time the merger will be completed. If the exchange ratio is adjusted to prevent Tyco Acquisition from terminating the merger agreement, Mallinckrodt has not yet considered whether it will seek revised opinions from its financial advisors. See also "Basis of Mallinckrodt's Determination to Adjust the Exchange Ratio if the Average Share Price is less than $37.00" beginning on page 55.

    THE PRICE OF TYCO COMMON SHARES MIGHT DECREASE AFTER THE MERGER.

    Following the merger, holders of Mallinckrodt common stock will become shareholders of Tyco. Tyco common shares could decline in value after the merger. As discussed above, the market value of Tyco shares fluctuates based upon general market and economic conditions, Tyco's business and prospects and other factors.

    THE RIGHTS OF SHAREHOLDERS OF TYCO UNDER BERMUDA LAW IN SOME WAYS ARE NOT AS FAVORABLE AS THE RIGHTS OF SHAREHOLDERS OF MALLINCKRODT UNDER NEW YORK LAW.

    - Shareholders may not be able to obtain jurisdiction over Tyco outside Bermuda, so that certain remedies available to shareholders of Mallinckrodt, such as class action lawsuits under United States federal and New York law, might not be available to Tyco shareholders.

    - The right to bring a derivative action in the name of a company for a wrong to the company committed by present or former directors of the company is more limited under Bermuda law than under New York law.

    - Under Bermuda law and Tyco's bye-laws, only shareholders holding 5% or more of the outstanding Tyco shares or numbering 100 or more are entitled to propose a resolution at a Tyco general meeting. Tyco's Board of Directors can waive these requirements, and the staff of the SEC has taken the position that the SEC's proxy rules may require Tyco to include in its proxy materials proposals of shareholders who do not satisfy such requirements. Mallinckrodt shareholders do not have to satisfy such requirements to propose a resolution at a Mallinckrodt shareholders meeting.

                          FORWARD LOOKING INFORMATION

    Certain statements contained in or incorporated by reference into this document are "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statements regarding the benefits of the merger, as well as expectations with respect to future sales and other results of operations, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Tyco and Mallinckrodt, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include, among other things:

    - the ability to integrate Mallinckrodt into Tyco's operations,

    - overall economic and business conditions,

    - the demand for Tyco's and Mallinckrodt's goods and services,

    - competitive factors in the industries in which Tyco and Mallinckrodt compete,

    - changes in government regulation,

    - changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations,

    - results of litigation,

    - interest rate fluctuations, foreign currency rate fluctuations and other capital market conditions,

    - economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders,

    - the ability to achieve anticipated synergies and other cost savings in connection with acquisitions,

    - the timing, impact and other uncertainties of future acquisitions by Tyco, and

    - the timing of construction and the successful operation of the TyCom Global Network.

                SELECTED FINANCIAL DATA OF TYCO AND MALLINCKRODT

    The following information is being provided to assist you in analyzing the financial aspects of the merger. The information for Tyco for the six months ended March 31, 2000 and 1999 was derived from the unaudited Consolidated Financial Statements included in Tyco's Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2000. The data presented for Tyco for the six months ended March 31, 2000 and 1999 are unaudited and, in the opinion of Tyco's management, include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of such data. Tyco's results for the six months ended March 31, 2000 are not necessarily indicative of the results to be expected for the fiscal year ending September 30, 2000. The information for Tyco for the years ended September 30, 1999 and 1998 and the nine months ended September 30, 1997 was derived from the audited Consolidated Financial Statements included in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000. The selected financial information for the six months ended March 31, 2000 and 1999 and the fiscal year ended September 30, 1999 have been restated to reflect the revision discussed in Note 1 to the Consolidated Financial Statements included in Tyco's Quarterly Report on Form 10-Q/ A and its Annual Report on Form 10-K/A, both of which were filed on June 26, 2000. The information for Tyco for the year ended December 31, 1996 was derived from the audited Consolidated Financial Statements included in Tyco's Current Report on Form 8-K filed on June 3, 1999.

    The information for Mallinckrodt has been derived from Mallinckrodt's audited Consolidated Financial Statements for the years ended June 30, 1995 through 1999 and Mallinckrodt's unaudited Condensed Consolidated Financial Statements for the nine months ended March 31, 2000 and 1999. The data presented for Mallinckrodt for the nine months ended March 31, 2000 and 1999 are unaudited but include all adjustments which Mallinckrodt's management considers necessary for a fair presentation of the results of operations for the interim periods presented. These adjustments are of a normal recurring nature. Interim results are not necessarily indicative of the results to be expected for the year ended June 30, 2000. Certain amounts in the prior year were reclassified to conform to the current year presentation.

    The information should be read in conjunction with the historical financial statements and related notes contained in the annual, quarterly and other reports filed by Tyco and Mallinckrodt with the SEC. See "Where To Find More Information" on page i.

    The unaudited pro forma information is presented for illustrative purposes only and is not indicative of the operating results or financial position that would have occurred if the merger had been consummated at the dates indicated, nor is it necessarily indicative of future operating results of the combined company. References in this document to "$" mean United States dollars.

           SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TYCO(1)

                                 (UNAUDITED)                                   NINE MONTHS
                              SIX MONTHS ENDED             YEAR ENDED             ENDED             YEAR ENDED
                                  MARCH 31,              SEPTEMBER 30,        SEPTEMBER 30,        DECEMBER 31,
                           -----------------------   ----------------------   -------------   -----------------------
                            2000(2)      1999(2)      1999(3)      1998(4)     1997(5)(6)     1996(7)(8)   1995(7)(9)
                           ----------   ----------   ----------   ---------   -------------   ----------   ----------
                           (RESTATED)   (RESTATED)   (RESTATED)
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS
  OF OPERATIONS DATA:
Net sales................  $13,708.7    $10,452.2    $22,496.5    $19,061.7     $12,742.5     $14,671.0    $13,152.1
Operating income.........    2,530.2        500.9      2,190.8      1,948.1         125.8         587.4      1,447.5
Income (loss) from
  continuing
  operations.............    1,612.7         74.7      1,067.7      1,168.6        (348.5)         49.4        755.5
Income (loss) from
  continuing operations
  per common share(10):
  Basic..................       0.95         0.05         0.65         0.74         (0.24)         0.02         0.55
  Diluted................       0.94         0.05         0.64         0.72         (0.24)         0.02         0.54
Cash dividends per common
  share(10)..............                               See (11) below.
CONSOLIDATED BALANCE
  SHEET DATA:
Total assets.............  $36,209.2                 $32,344.3    $23,440.7     $16,960.8     $14,686.2    $13,143.8
Long-term debt...........   10,807.8                   9,109.4      5,424.7       2,785.9       2,202.4      2,229.7
Shareholders' equity.....   13,764.7                  12,369.3      9,901.8       7,478.7       7,022.6      6,792.1

------------------------

(1) On July 2, 1997, Tyco, formerly called ADT Limited, merged with Tyco International Ltd., a Massachusetts corporation ("Former Tyco"). On
    August 27, 1997, August 29, 1997, October 1, 1998 and April 2, 1999, Tyco merged with INBRAND Corporation, Keystone International, Inc., US Surgical and AMP, respectively. These five combinations, which were accounted for under the pooling of interests method, are more fully described in Notes 1 and 2 to the historical Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000, which is incorporated by reference in this document.

(2) Operating income in the six months ended March 31, 2000 includes a net credit of $74.4 million, consisting of a credit of $107.4 million representing a revision of estimates for accrued merger, restructuring and other non-recurring charges recorded in prior periods, offset by restructuring and other non-recurring charges of $33.0 million, primarily related to the exiting of US Surgical's interventional cardiology business, charges associated with US Surgical's suture business and restructuring activities in AMP's Brazilian operations. Operating income for this period also includes a charge of $99.0 million for the impairment of long-lived assets primarily related to the exiting of US Surgical's interventional cardiology business. Operating income in the six months ended March 31, 1999 includes net charges of $681.6 million, consisting of charges of $275.3 million related to AMP's profit improvement plan and charges of $414.6 million primarily related to the merger with US Surgical, offset by a credit of $8.3 million representing a revision of estimates related to Tyco's 1997 merger, restructuring and other non-recurring accruals. Operating income for this period also includes a charge of $312.7 million for the impairment of long-lived assets related to the merger with US Surgical and costs associated with AMP's profit improvement plan. See Notes 6 and 7 to the unaudited Consolidated Financial Statements contained in Tyco's Quarterly Report on Form 10-Q/A for the quarterly period ended
    March 31, 2000, which is incorporated by reference in this document.

(3) Operating income in the fiscal year ended September 30, 1999 includes charges of $1,035.2 million for merger, restructuring and other non-recurring charges and charges of $507.5 million for the impairment of long-lived assets primarily related to the mergers with US Surgical and AMP and AMP's profit improvement plan. See Notes 12 and 16 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000.

(4) Operating income in the fiscal year ended September 30, 1998 includes charges of $80.5 million primarily related to costs to exit certain businesses in US Surgical's operations and restructuring charges of $12.0 million related to the operations of US Surgical. In addition, AMP recorded restructuring charges of $185.8 million in connection with its profit improvement plan and a credit of $21.4 million to restructuring charges representing a revision of estimates related to its 1996 restructuring activities. See Note 16 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000.

(5) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 is presented.

(6) Operating income in the nine months ended September 30, 1997 includes charges related to merger, restructuring and other non-recurring costs of $917.8 million and impairment of long-lived assets of $148.4 million primarily related to the mergers and integration of ADT, Former Tyco, Keystone and INBRAND and charges of $24.3 million for litigation and other related costs and $5.8 million for restructuring charges in US Surgical's operations. See Notes 12 and 16 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000. The results for the nine months ended September 30, 1997 also include a charge of $361.0 million for the write-off of purchased in-process research and development related to the acquisition of the submarine systems business of AT&T Corp.

(7) Prior to their respective mergers, ADT, Keystone, US Surgical and AMP had December 31 fiscal year ends and Former Tyco had a June 30 fiscal year end. The selected consolidated financial data have been combined using a December 31 fiscal year end for ADT, Keystone, Former Tyco, US Surgical and AMP for the year ended December 31, 1996. For 1995, the results of operations and financial position reflect the combination of ADT, Keystone, US Surgical and AMP with a December 31 fiscal year end and Former Tyco with a June 30 fiscal year end. Net sales and net income for Former Tyco for the period July 1, 1995 through December 31, 1995, which results are not included in the historical combined results, were $2,460.1 million and $136.4 million, respectively.

(8) Operating income in 1996 includes non-recurring charges of $744.7 million related to the adoption of Statement of Financial Accounting Standards
    No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," $237.3 million related principally to the restructuring of ADT's electronic security services business in the United States and United Kingdom, $98.0 million to exit various product lines and manufacturing operations associated with AMP's operations and $8.8 million of fees and expenses related to ADT's acquisition of Automated Security (Holdings) plc, a United Kingdom company.

(9) Operating income in 1995 includes a loss of $65.8 million on the disposal of the European auto auction business and a gain of $31.4 million from the disposal of the European electronic article surveillance business. Operating income also includes non-recurring charges of $97.1 million for restructuring charges at ADT and Keystone and for the fees and expenses related to the 1994 merger of Kendall International, Inc. and Former Tyco, as well as a charge of $8.2 million relating to the divestiture of certain assets by Keystone.

(10) Per share amounts have been retroactively restated to give effect to the mergers with Former Tyco, Keystone, INBRAND, US Surgical and AMP; a 0.48133 reverse stock split (1.92532 after giving effect to the subsequent stock splits) effected on July 2, 1997; and two-for-one stock splits distributed on October 22, 1997 and October 21, 1999, both of which were effected in the form of a stock dividend.

(11) Tyco has paid a quarterly dividend of $0.0125 per common share since
    July 2, 1997, the date of the Former Tyco/ADT merger. Prior to the merger with ADT, Former Tyco paid a quarterly cash dividend of $0.0125 per share of common stock since January 1992. ADT had not paid any dividends on its common shares since 1992. US Surgical paid quarterly dividends of $0.04 per share in the fiscal year ended September 30, 1998 and the nine months ended September 30, 1997 and aggregate dividends of $0.08 per share in 1996 and 1995. AMP paid dividends of $0.27 per share in the first two quarters of the year ended September 30, 1999, $0.26 per share in the first quarter and $0.27 per share in the last three quarters of the year ended September 30, 1998, $0.26 per share in each of the three quarters of the nine months ended September 30, 1997, aggregate dividends of $1.00 per share in 1996 and $0.92 per share in 1995. The payment of dividends by Tyco in the future will be determined by Tyco's Board of Directors and will depend on business conditions, Tyco's financial condition and earnings and other factors.

        SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF MALLINCKRODT

                                  NINE MONTHS ENDED                          YEAR ENDED
                                      MARCH 31,                               JUNE 30,
                                 -------------------   -------------------------------------------------------
                                 2000(1)      1999       1999       1998(2)      1997        1996       1995
                                 --------   --------   --------     --------   ---------   --------   --------
                                     (UNAUDITED)
                                                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Net sales......................  $1,954.9   $1,905.9   $2,581.2     $2,367.0   $1,698.1    $1,596.9   $1,433.8
Operating income (loss)........     231.4      240.4      337.9       (163.0)     297.5       279.5      252.8
Income (loss) from continuing
  operations...................     142.4      120.9      172.9       (268.4)     175.2       143.6      127.0
Income (loss) from continuing
  operations per common share:
  Basic........................      2.05       1.68       2.41        (3.69)      2.37        1.90       1.65
  Diluted......................      2.04       1.68       2.40        (3.69)      2.33        1.88       1.63
Cash dividends per common
  share........................      0.50       0.45       0.66(3)      0.66       0.65        0.61       0.55
BALANCE SHEET DATA:
Total assets...................  $3,424.8              $3,657.4     $3,873.1   $2,975.4    $3,017.6   $2,488.6
Long-term debt.................     541.4                 742.5        944.5      544.3       556.8      482.7
Shareholders' equity...........   1,077.3               1,060.4      1,005.9    1,251.2     1,232.2    1,171.5

------------------------

(1) During the nine months ended March 31, 2000, Mallinckrodt recorded charges of $14.8 million to cost of goods sold for severance costs and the write-off of assets, primarily inventory, associated with a manufacturing consolidation plan within the Respiratory segment. In addition, Mallinckrodt recorded a gain of $44.3 million to nonoperating income (expense) related to the sale of its medical gas business and blood analysis product line which were part of the Respiratory segment. Mallinckrodt also recorded a charge of $10.5 million to nonoperating income (expense) associated with the write-down of an equity investment.

(2) In August 1997, Mallinckrodt acquired Nellcor Puritan Bennett Incorporated ("Nellcor"). The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of Nellcor have been included in the Mallinckrodt financial statements since September 1, 1997. In conjunction with the allocation of the purchase price, purchased research and development of $306.3 million, which had no tax benefit, and the sale of Nellcor inventories, which were stepped up to fair value by $74.4 million, or $46.1 million net of taxes, decreased earnings. In addition, during the 1998 fiscal year, Mallinckrodt recorded a pre-tax charge of $19.1 million associated with exiting certain activities related to Mallinckrodt's operations in connection with the combination of Mallinckrodt and Nellcor. Mallinckrodt also recorded a pre-tax charge of $49.5 million related to employee transition costs, an increase in asset valuation reserves and other integration costs.

(3) Includes a $0.05 per share rights redemption payment.

     SELECTED TYCO AND MALLINCKRODT UNAUDITED PRO FORMA COMBINED FINANCIAL
                                  INFORMATION

                                                              SIX MONTHS                YEAR ENDED
                                                            ENDED MARCH 31,            SEPTEMBER 30,
                                                                2000(1)                   1999(1)
                                                            ---------------            -------------
                                                            (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales.................................................     $15,049.5                 $25,077.7
Operating income..........................................       2,651.8                   2,456.1
Income from continuing operations(2)......................       1,681.1                   1,168.0
Income from continuing operations per common share(2)(3)
  Basic...................................................          0.96                      0.68
  Diluted.................................................          0.94                      0.67
Cash dividends per common share...........................               See (4) below
CONSOLIDATED BALANCE SHEET DATA:
Total assets..............................................      41,810.9
Long-term debt............................................      11,349.2
Total shareholders' equity................................      16,968.9

------------------------

(1) Tyco has a September 30 fiscal year end. Mallinckrodt has a June 30 fiscal year end. For purposes of the unaudited pro forma combined statements of operations data, operating results for the six months ended March 31, 2000 have been combined using the results of Tyco and Mallinckrodt for such period, and the operating results for the fiscal year ended September 30, 1999 have been combined using the results of Tyco for its fiscal year ended September 30, 1999 and the results of Mallinckrodt for its fiscal year ended June 30, 1999. For purposes of the unaudited pro forma combined balance sheet data, the financial position at March 31, 2000 combines the balance sheets of Tyco and Mallinckrodt as of such date.

(2) See Notes (2) and (3) to "Selected Consolidated Historical Financial Data of Tyco" on page 12 for information on certain non-recurring items and Note (1) to "Selected Consolidated Historical Financial Data of Mallinckrodt" on page 15.

(3) The unaudited pro forma combined per share data are based on Mallinckrodt shareholders receiving 1.0040 Tyco common shares for each share of Mallinckrodt common stock held. This rate is equal to $47.50 divided by 47.3125, the closing price of Tyco common shares on the New York Stock Exchange on June 27, 2000, the day prior to the announcement of the merger. For purposes of the unaudited pro forma combined financial information, the number of shares of Mallinckrodt common stock outstanding on June 27, 2000 of 67,224,459 was used.

(4) Tyco has paid a quarterly dividend of $0.0125 per common share since
    July 2, 1997, the date of the Former Tyco/ADT Merger. See Note (11) to "Selected Consolidated Historical Financial Data of Tyco" on page 14 for further information on Tyco's cash dividends per common share. Mallinckrodt paid dividends of $0.33 per share in the six months ended March 31, 2000 and $0.66 per share (including a $0.05 per share rights redemption payment) in the fiscal year ended June 30, 1999.

                       COMPARATIVE PER SHARE INFORMATION

                             TYCO HISTORICAL                             TYCO AND MALLINCKRODT
                                PER SHARE                                 UNAUDITED PRO FORMA    MALLINCKRODT EQUIVALENT
                                  DATA         MALLINCKRODT HISTORICAL         COMBINED            UNAUDITED PRO FORMA
                               (RESTATED)         PER SHARE DATA(1)        PER SHARE DATA(2)        PER SHARE DATA(2)
                             ---------------   -----------------------   ---------------------   -----------------------
SIX MONTHS ENDED MARCH 31,
  2000 (UNAUDITED)
Income from continuing
  operations per common
  share(3):
  Basic....................       $0.95                 $1.52                    $0.96                    $0.96
  Diluted..................        0.94                  1.51                     0.94                     0.95
Cash dividends per common
  share....................                                         See (4) below
Book value per common
  share....................        8.15                 15.86                     9.66                     9.70
YEAR ENDED SEPTEMBER 30,
  1999
Income from continuing
  operations per common
  share(3):
  Basic....................        0.65                  2.41                     0.68                     0.69
  Diluted..................        0.64                  2.40                     0.67                     0.68
Cash dividends per common
  share....................                                         See (4) below
Book value per common
  share....................        7.32                 14.84                     8.85                     8.89

------------------------

(1) See Note (1) to "Selected Tyco and Mallinckrodt Unaudited Pro Forma Combined Financial Information" on page 16 for information on Mallinckrodt's fiscal year end.

(2) The unaudited pro forma combined income and book value per common share are based on Mallinckrodt shareholders receiving 1.0040 Tyco common shares for each share of Mallinckrodt common stock held. The Mallinckrodt equivalent pro forma per share data are calculated by multiplying the unaudited pro forma combined per share data by 1.0040.

(3) See Notes (2) and (3) to "Selected Consolidated Historical Financial Data of Tyco" beginning on page 12 and Note (1) to "Selected Consolidated Historical Financial Data of Mallinckrodt" on page 15 for information on certain non-recurring items.

(4) See Note (4) to "Selected Tyco and Mallinckrodt Unaudited Pro Forma Combined Financial Information" on page 16 for information on cash dividends per common share.

                      COMPARATIVE MARKET VALUE INFORMATION

    The following table sets forth:

    - the closing prices per share and aggregate market values of Tyco common shares and of Mallinckrodt common stock on the New York Stock Exchange on June 27, 2000, the last trading day prior to the public announcement of the proposed merger, and on August 10, 2000, the most recent date for which prices were available prior to printing this document; and

    - the equivalent price per share and equivalent market value of Mallinckrodt common stock, based on the exchange ratio that would apply if the average share price during the pricing period were equal to the Tyco closing price on the New York Stock Exchange on August 10, 2000.

                                                     TYCO          MALLINCKRODT     MALLINCKRODT
                                                  HISTORICAL        HISTORICAL     EQUIVALENT(1)
                                                ---------------   --------------   --------------
On June 27, 2000
      Closing price per common share..........  $       47.3125   $      28.7500   $      47.5000
      Market value of common shares(2)........  $79,849,434,609   $1,932,703,196   $3,193,161,803
On August 10, 2000
      Closing price per common share..........  $       53.2500   $      46.3125   $      47.5000
      Market value of common shares(2)........  $89,723,733,618   $3,167,988,362   $3,249,218,833

------------------------

(1) The Mallinckrodt equivalent data for June 27, 2000 corresponds to an exchange ratio of 1.0040, and the Mallinckrodt equivalent data for August 10, 2000 corresponds to an exchange ratio of 0.8920.

(2) Market value based on 1,687,702,713 Tyco common shares and 67,224,459 shares of Mallinckrodt common stock outstanding as of June 27, 2000, and 1,684,952,744 Tyco common shares and 68,404,607 shares of Mallinckrodt common stock outstanding as of August 7, 2000 excluding shares held in treasury or by subsidiaries.

    Market values are likely to differ from values based on the average share price. See the risk factor entitled "MALLINCKRODT SHAREHOLDERS COULD RECEIVE LESS THAN $47.50 IN VALUE OF TYCO COMMON SHARES FOR EACH SHARE OF MALLINCKRODT COMMON STOCK" on page 8.

                          RECENT DEVELOPMENTS OF TYCO

    On January 17, 2000, Tyco announced that TyCom Ltd., its undersea fiber optics business, will design, build, install, operate and maintain its own global undersea fiber optic communications network, to be known as the TyCom Global Network-TM-. In August 2000, TyCom sold approximately 14 percent of its common shares in an initial public offering. Net proceeds to TyCom from the offering were approximately $2.1 billion.

    On July 19, 2000, Tyco announced its results for the third quarter of fiscal 2000, the three and nine months ended June 30, 2000. Tyco reported that diluted earnings per share before non-recurring charges and credits and extraordinary item for its third quarter ended June 30, 2000 were 58 cents per share, a 38 percent increase over 42 cents per share for the same quarter last year. Net income rose to $992.1 million, an increase of 42 percent compared to $699.4 million last year. Sales for the quarter rose 27 percent to $7.42 billion compared with last year's $5.82 billion. The results for last year are before restructuring and non-recurring charges and extraordinary item. After giving effect to restructuring and other non-recurring charges and credits, diluted earnings per share before extraordinary item were 58 cents, or $997.3 million, in fiscal 2000 compared to 13 cents, or $212.2 million, in fiscal 1999.

    Income before non-recurring charges and credits and extraordinary items for the nine months of fiscal 2000 rose to $2.63 billion, or $1.54 per diluted share, a 44 percent increase over last year's diluted per share earnings of $1.07. After giving effect to acquisition related and other non-recurring charges and credits, diluted earnings per share before extraordinary item were $1.52, or $2.61 billion, for the first nine months of fiscal 2000 compared to 17 cents, or $286.9 million, in fiscal 1999. Revenues for the nine months increased to $21.13 billion, 30 percent higher than last year's $16.27 billion.

                      RECENT DEVELOPMENTS OF MALLINCKRODT

    On August 10, 2000, Mallinckrodt announced its results for fiscal year 2000 and the fourth quarter ended June 30, 2000. Mallinckrodt reported fiscal year 2000 earnings from continuing operations of $205 million, or $2.96 per share on a diluted basis, compared with $173 million, or $2.40 per share, last year. Excluding a net nonrecurring gain, earnings were $201 million, or $2.90 per share, representing increases of 16 percent and 21 percent, respectively. The net nonrecurring gain resulted from the sale of HemoCue, a blood testing equipment company; divestiture of the medical gas business; a charge for consolidation of respiratory manufacturing operations; and the write-down of an investment in an equity security related to the imaging business. Net sales for fiscal 2000 were $2.7 billion compared to $2.6 billion in fiscal 1999. Excluding sales from divested businesses, sales increased 6 percent over the prior year. Sales to customers outside the United States were $857 million, or 32 percent of total company sales.

    Net sales for the fourth quarter of fiscal 2000 increased 3 percent to $698 million, compared with $679 million for the fourth quarter of fiscal 1999. Excluding sales from divested businesses, sales increased 8 percent over the same quarter last year. Sales to customers outside the United States were $217 million, or 31 percent of total company sales. Mallinckrodt anounced that earnings from continuing operations for the fourth quarter of fiscal 2000 were $63 million, or 93 cents per share on a diluted basis, representing increases of 20 percent and 27 percent, respectively, over the $52 million, or 73 cents per share, reported for the same quarter last year.

                       MALLINCKRODT INC. SPECIAL MEETING

PROXY STATEMENT/PROSPECTUS

    This Proxy Statement/Prospectus is being furnished to Mallinckrodt shareholders in connection with the solicitation of proxies by Mallinckrodt's Board of Directors in connection with the proposed merger.

    This Proxy Statement/Prospectus is first being mailed to Mallinckrodt shareholders on or about August 11, 2000.

DATE, TIME AND PLACE

    The special meeting of Mallinckrodt shareholders will be held on Tuesday, September 19, 2000, at 10:00 a.m., Eastern Standard Time, at the St. Regis Hotel, Two E. 55th Street, New York, New York 10022.

PURPOSE OF THE MALLINCKRODT SPECIAL MEETING

    At the special meeting, Mallinckrodt shareholders will consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 28, 2000, among Mallinckrodt and two of Tyco's subsidiaries, Tyco Acquisition and EVM. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement. The merger agreement provides, among other things, that EVM will be merged with and into Mallinckrodt, each outstanding share of Mallinckrodt common stock will be converted into the right to receive Tyco common shares, and each outstanding share of Mallinckrodt 4% cumulative preferred stock will remain outstanding and will be redeemed by the surviving corporation promptly following the consummation of the merger in accordance with the redemption provisions of the 4% cumulative preferred stock. The obligations of Tyco Acquisition and EVM under the merger agreement are guaranteed by Tyco.

    Mallinckrodt is not proposing any matters other than the adoption of the merger agreement at the Mallinckrodt special meeting.

RECORD DATE; VOTING RIGHTS; QUORUM; REQUIRED VOTE

    The close of business on August 7, 2000 is the record date for determining the holders of Mallinckrodt stock who are entitled to receive notice of and to vote at the special meeting or at any adjournment of the special meeting.

    Mallinckrodt has two classes of capital stock outstanding: 4% cumulative preferred stock, par value $100 per share, and common stock, par value $1.00 per share. Each holder of 4% cumulative preferred stock and each holder of common stock is entitled to one vote for each share held. The holders of a majority of the outstanding shares of Mallinckrodt stock entitled to vote must be present at the special meeting, in person or by proxy, to constitute a quorum to transact business.

    The affirmative vote of the holders of shares representing at least two-thirds of the outstanding voting power of all Mallinckrodt stock entitled to vote is required to adopt the merger agreement. On the record date, 68,404,607 shares of Mallinckrodt common stock were outstanding, excluding shares held in treasury, and were held by approximately 6,111 holders of record. On the record date, 98,330 shares of Mallinckrodt 4% cumulative preferred stock were outstanding and were held by approximately 150 holders of record.

    Mallinckrodt's executive officers and directors, including their affiliates, have voting power with respect to an aggregate of approximately 359,434 shares of Mallinckrodt common stock, or approximately .52% of Mallinckrodt's total voting power, outstanding as of the record date.

    Votes cast by proxy or in person at the Mallinckrodt special meeting will be tabulated and will determine whether or not a quorum is present. Abstentions will be treated as shares present in determining whether Mallinckrodt has a quorum for the special meeting, but abstentions will have the same effect as a vote against adoption of the merger agreement. If a broker or other record holder or nominee indicates on a proxy that it does not have direction or authority to vote certain shares, those shares will be considered present at the special meeting for purposes of determining a quorum but will have the same effect as a vote against adoption of the merger agreement. A broker or other record holder or nominee will vote shares of Mallinckrodt stock only if the holder of such shares provides instructions on how to vote by following the instructions provided by such broker, record holder or nominee.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF MALLINCKRODT

    Mallinckrodt's Board of Directors has unanimously determined that the merger is fair to and in the best interests of Mallinckrodt and its shareholders and unanimously recommends that you vote for the adoption of the merger agreement. See "Recommendation of the Board of Directors of Mallinckrodt; Reasons of Mallinckrodt for the Merger" beginning on page 25 and "Interests of Certain Persons in the Merger" beginning on page 44.

PROXIES; REVOCATION

    A proxy card is enclosed for use by Mallinckrodt shareholders. Mallinckrodt's Board of Directors requests that shareholders SIGN AND RETURN THE PROXY CARD IN THE ACCOMPANYING ENVELOPE. No postage is required if mailed within the United States. IF YOU HAVE QUESTIONS OR REQUESTS FOR ASSISTANCE IN COMPLETING AND SUBMITTING PROXY CARDS, PLEASE CONTACT GEORGESON SHAREHOLDER COMMUNICATIONS INC., A FIRM RETAINED BY MALLINCKRODT, AT THE FOLLOWING ADDRESS AND TELEPHONE NUMBER:

                          17 State Street, 10th Floor
                            New York, New York 10004
                                 1-800-223-2064

    All properly executed proxies that are not revoked will be voted at the special meeting as instructed on those proxies. A shareholder who executes and returns a proxy may revoke it at any time before it is voted, but only by executing and returning a proxy bearing a later date, by giving written notice of revocation to an officer of Mallinckrodt, or by attending the special meeting and voting in person. A proxy that has been properly executed, but has otherwise been left blank, will be voted for the adoption of the merger agreement, unless the proxy is revoked before the vote is taken.

SOLICITATION OF PROXIES

    Management of Mallinckrodt may use the services of its directors, officers and employees in soliciting proxies, who will not receive any additional compensation therefor, but who will be reimbursed for their out-of-pocket expenses. Mallinckrodt will reimburse banks, brokers, nominees, custodians and fiduciaries for their expenses in forwarding copies of the proxy soliciting material to the beneficial owners of the stock held by such persons and in requesting authority for the execution of proxies. In addition, Mallinckrodt has retained Georgeson Shareholder Communications Inc. to assist with the solicitation of proxies for a fee not to exceed $15,000, plus reimbursement of out-of-pocket expenses. Mallinckrodt and Tyco Acquisition will share equally the expenses incurred in connection with the printing and mailing of this Proxy Statement/Prospectus.

                                   THE MERGER

    This section, as well as the next section "Certain Provisions of the Merger Agreement," describe the material aspects of the proposed merger, including the merger agreement. These discussions are qualified in their entirety by reference to the merger agreement, which is attached as Annex A to this document, and to the other agreements and documents that are discussed in this document and that are filed as exhibits to the registration statement of which this document forms a part. YOU SHOULD READ THE MERGER AGREEMENT IN ITS ENTIRETY AS IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER.

BACKGROUND OF THE MERGER

    On April 18 and 19, 2000, the management of Mallinckrodt gave a presentation to Mallinckrodt's Board of Directors indicating its desire to explore strategic alternatives for Mallinckrodt. As part of this process of evaluating strategic alternatives, Mallinckrodt's Board of Directors instructed Mallinckrodt's management to explore the level of interest of third parties in acquiring the entire company. Following the April 19 meeting, Mallinckrodt formally retained Goldman, Sachs & Co. and J.P. Morgan as its financial advisors to evaluate such interest. During the next several weeks, Goldman, Sachs & Co., J.P. Morgan and Mallinckrodt contacted various parties whom they believed might be interested in a strategic transaction with Mallinckrodt.

    In May 2000, J.P. Morgan contacted L. Dennis Kozlowski, Tyco's Chairman of the Board and Chief Executive Officer, to discuss a possible strategic combination of Mallinckrodt and Tyco. After receiving an indication of interest from Tyco, J.P. Morgan delivered to Tyco a confidentiality agreement containing customary terms and conditions. Tyco executed and delivered the confidentiality agreement to Mallinckrodt on May 22, 2000.

    On May 19, 2000, Mr. Kozlowski called C. Ray Holman, Mallinckrodt's Chairman of the Board and Chief Executive Officer, and offered to meet with Mr. Holman. On May 23, 2000, Messrs. Kozlowski and Holman met at Mallinckrodt's headquarters in St. Louis to discuss the possible acquisition of Mallinckrodt by Tyco. Based upon Tyco's review of publicly available information about Mallinckrodt, Mr. Kozlowski indicated that Tyco would be willing to pay between $40 and $45 in Tyco common shares for each share of Mallinckrodt common stock, subject to Tyco's due diligence review of Mallinckrodt, negotiation of definitive agreements and approval by Tyco's Board of Directors. On May 25, 2000,
Mr. Holman telephoned Mr. Kozlowski and told him that Mallinckrodt was willing to continue talks with Tyco, although the consideration offered by Tyco was too low. Mr. Holman invited representatives of Tyco to Mallinckrodt's headquarters to discuss the businesses of Mallinckrodt and Tyco, and to obtain information to assist Tyco in the valuation of Mallinckrodt and due diligence activities. On May 26, 2000, Mr. Irving Gutin, Senior Vice President of Tyco International (US) Inc., telephoned Mr. Holman to accept Mr. Holman's invitation to pursue further negotiations in St. Louis.

    On June 1 and 2, 2000, representatives of Tyco met with members of Mallinckrodt's management in St. Louis. The group preliminarily determined in their discussions that Mallinckrodt's and Tyco's businesses were complementary in nature and that cost savings and the ability to market a broader line of products to their customers might, among other things, result from a business combination of Mallinckrodt and Tyco.

    On June 6, 2000, a third party also reviewed a limited amount of non-public information of Mallinckrodt.

    On June 7, 2000, Mr. Kozlowski contacted Mr. Holman to further discuss the possible acquisition transaction. During this conversation, Mr. Kozlowski indicated that Tyco would be willing to pay $47.50 in Tyco common shares for each share of Mallinckrodt common stock, subject to Tyco's continued due diligence review of Mallinckrodt, negotiation of definitive agreements and approval by Tyco's Board of Directors. After several subsequent conversations, Mr. Holman informed Mr. Kozlowski that he would be willing to ask Mallinckrodt's Board of Directors to consider $47.50 per share if Tyco agreed to a fixed value transaction.

    Between June 13 and June 15, 2000, representatives of Tyco went to
St. Louis and numerous other operating sites where they conducted a comprehensive business, financial, accounting and legal due diligence review of Mallinckrodt. In the course of their investigation, Tyco personnel reviewed documentation and conducted discussions with Mallinckrodt's management concerning Mallinckrodt's financial condition, facilities, operations, human resources programs, intellectual property, tax posture, environmental compliance and other business and legal matters. At this time, Tyco delivered to Mallinckrodt an initial draft of a merger agreement. Tyco's due diligence of Mallinckrodt continued through the execution of the definitive agreements.

    On June 14, 2000, Mallinckrodt executed and delivered to Tyco a confidentiality agreement containing customary terms and conditions. Mallinckrodt's representatives then started to conduct a due diligence review of Tyco. At a meeting held on June 15, 2000, Mallinckrodt's Board of Directors, with the assistance of Mallinckrodt's outside financial and legal advisors, considered the benefits to Mallinckrodt and its shareholders of various strategic options, the results of the due diligence to date and the terms of the proposed merger agreement.

    Beginning on June 18, 2000, legal representatives of Mallinckrodt and Tyco held numerous discussions regarding the terms and conditions of the proposed merger agreement and various other legal, financial, accounting and regulatory issues including, among other things, the structure of the transaction, the treatment of Mallinckrodt's employee benefit plans, the identification of required regulatory filings and the tax treatment of the proposed transaction.

    On June 19 and June 20, 2000, Mallinckrodt's senior management and representatives of Mallinckrodt met with Tyco's senior management to conduct further due diligence. Mallinckrodt and its advisors conducted further due diligence through June 27, 2000.

    On June 19, 2000, Mallinckrodt received a non-binding indication of interest for one of Mallinckrodt's divisions.

    At a meeting held on June 22, 2000, Tyco's Board of Directors determined that the acquisition of Mallinckrodt was in keeping with its corporate strategy of complementing its internal growth with acquisitions that are likely to benefit from cost reductions and synergies when combined with Tyco's existing operations and that are expected to be accretive to earnings per share.

    On June 24, 2000 and June 28, 2000, Mallinckrodt's Board of Directors met again to continue its discussions regarding the merger and to further review the terms and conditions of the proposed merger with its outside financial and legal advisors. At the June 28 meeting, Goldman, Sachs & Co. and J.P. Morgan each rendered its oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the matters referred to in their respective opinions, the consideration to be received for shares of Mallinckrodt common stock in the merger was fair from a financial point of view to the holders of shares of Mallinckrodt common stock. Among other things, the opinions assume that Mallinckrodt will not agree to adjust the exchange ratio if the price of Tyco common shares during the pricing period is lower than the $37.00 floor price (or a lower floor price agreed to by Tyco Acquisition). Each of Goldman, Sachs & Co. and J.P. Morgan also provided Mallinckrodt's Board of Directors with the financial analyses serving as a basis for its opinion and responded to questions raised by Mallinckrodt's Board of Directors regarding their respective analyses and opinions. Following this discussion, Mallinckrodt's outside legal counsel reviewed with Mallinckrodt's Board of Directors the proposed terms of the merger agreement. Mallinckrodt's Board of Directors then engaged in a full discussion of the terms of the proposed merger, including the strategic benefits of the combination, the terms and conditions of the proposed merger agreement and the analyses and opinions of Goldman, Sachs & Co. and J.P. Morgan. Mallinckrodt's Board of Directors concluded that the proposed merger and merger agreement were fair to and in the best interests of Mallinckrodt and its shareholders. Mallinckrodt's Board of Directors then adopted the merger agreement and resolved to recommend that Mallinckrodt's shareholders vote to adopt the merger agreement. Mallinckrodt's Board of Directors then authorized management to proceed with the final negotiation and execution of the merger agreement.

    On the afternoon of June 28, the parties executed the definitive merger agreement and issued a joint press release announcing the transaction.

EXCHANGE OF FINANCIAL FORECASTS

    As part of their respective business planning cycles, management of each of Mallinckrodt and Tyco from time to time have prepared internal financial forecasts regarding their respective anticipated future operations. In the course of the discussions described in "Background of the Merger," Mallinckrodt and Tyco each provided certain of these internal forecasts to the other and the other's financial advisors.

    The internal financial forecasts regarding Mallinckrodt prepared by Mallinckrodt's management reflected the forecasted information as set forth below. The forecast includes Mallinckrodt's results through April 30, 2000 and the expected results for the balance of fiscal 2000, excluding restructuring and other non-recurring gains and charges.

FISCAL YEAR                                  SALES      EBITDA    NET INCOME     EPS
-----------                                 --------   --------   ----------   --------
                                                     (IN MILLIONS, EXCEPT EPS)
2000......................................   $2,629      $539        $186       $2.68
2000 Adjusted*............................   $2,569      $522        $176       $2.54
2001......................................   $2,746      $600        $219       $3.25

------------------------

* Adjusted for the effects of the businesses divested during the course of the fiscal year.

    The internal forecasts of Tyco prepared by Tyco's management reflected the forecasted information for Tyco's fiscal year 2000 set forth below. The forecast includes Tyco's results through March 31, 2000 and the expected results for the balance of fiscal 2000, excluding restructuring and other non-recurring charges.

        SALES               NET INCOME                 EPS
        -----               ----------                 ---
    $28.5 billion          $3.7 billion               $2.16

    Mallinckrodt's and Tyco's forecasts were prepared for internal budgeting and planning purposes only and not with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. While presented with numerical specificity, the forecasts are based upon a variety of assumptions relating to the business of the respective companies and are inherently subject to significant uncertainties and contingencies that are beyond the control of the management of Mallinckrodt or Tyco. These include the impact of general economic and business conditions, the competitive environment in which each operates and other factors. See "Forward Looking Information" on page 10. Accordingly, actual results may differ materially from those forecasted.

    The inclusion of the forecasts in this document should not be regarded as a representation by Mallinckrodt or Tyco that such forecasts are or will prove to be correct. As a matter of course, neither Mallinckrodt nor Tyco makes public projections or forecasts of its anticipated financial position or results of operations. Except to the extent required under applicable securities laws, neither Mallinckrodt nor Tyco intends to make publicly available any update or other revisions to any of the forecasts to reflect circumstances existing after the date of preparation of such forecasts.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF MALLINCKRODT; REASONS OF
  MALLINCKRODT FOR THE MERGER

    Mallinckrodt's Board of Directors, after careful consideration, has unanimously:

    1. determined that the merger is fair to and in the best interests of Mallinckrodt and its shareholders;

    2.  approved the merger and adopted the merger agreement; and

    3. recommended that Mallinckrodt shareholders vote for the adoption of the merger agreement.

    At meetings held on June 15, June 24, and June 28, 2000, Mallinckrodt's Board of Directors, with the assistance of Mallinckrodt's outside financial and legal advisors, considered the legal, financial and other terms of the merger.

    The strategic factors considered by Mallinckrodt's Board of Directors in approving the merger and adopting the merger agreement included, without limitation, the following:

    - SYNERGIES.   Mallinckrodt's Board of Directors believes that following the merger additional cash flow will be generated by cost savings and incremental revenues. Through the elimination of duplication in corporate and administrative programs, greater efficiencies in operations and business processes, cost savings are expected in purchasing, in redundant non-personnel corporate expenses, and in distribution of products.

    - SCALE.   Mallinckrodt will become part of a diversified company which is significantly larger than Mallinckrodt on a stand-alone basis. As competition intensifies within the industries in which Mallinckrodt operates, Mallinckrodt's Board of Directors believes that scale will be one parameter that will contribute to overall business success. Scale has importance in many areas, including operations, product development, advertising and corporate services. A combination with Tyco will provide Mallinckrodt with access to significantly greater financial and operations resources than Mallinckrodt would have on a stand-alone basis, thereby enabling Mallinckrodt to better fund its research and product development programs. It is the Board's belief that the post-merger combined businesses of Mallinckrodt and Tyco would provide greater opportunity for the development and commercial exploitation of Mallinckrodt's products by utilizing Tyco's broader geographic scope and client base, thus allowing Mallinckrodt to both attract Tyco's customers as new customers for Mallinckrodt products and to offer Tyco products to Mallinckrodt's current customers.

    - OTHER BENEFITS.   Mallinckrodt's Board of Directors also believes that the
      merger will create other benefits. The Board expects the two companies to learn from each other. The combination of the two companies should accelerate the development of product ideas and create opportunities for new efficiencies. This relationship is expected to allow each company to enhance its skill base, competitiveness, marketability, product quality and profitability. Furthermore, it is expected that the cost of future research and development activities can be spread over a larger base and that the combined research and development efforts of the two companies will promote enhanced creativity.

    In determining that the merger is fair to and in the best interests of Mallinckrodt and its shareholders, Mallinckrodt's Board of Directors considered a number of factors and potential benefits, including, without limitation, the following:

    - The amount of consideration to be received by Mallinckrodt shareholders in the merger relative to the earnings and cash flow of Mallinckrodt, the value of Mallinckrodt's component businesses, historical market prices and trading patterns of Mallinckrodt common stock, comparable precedent transactions, public market prices of companies in businesses comparable to Mallinckrodt's businesses, and the premium of this price over the market price of Mallinckrodt common stock before the announcement of the merger;

    - The fact that as long as Tyco's common share price does not decrease below the floor price of $37.00 (or a lower floor price agreed to by Tyco Acquisition), Mallinckrodt shareholders should receive in the merger Tyco common shares valued at $47.50 (based on the average share price for Tyco common shares during the pricing period);

    - The financial presentations to Mallinckrodt's Board of Directors in connection with the Board's consideration of the merger by Goldman, Sachs & Co. and J.P. Morgan including the opinions of Goldman, Sachs & Co. and J.P. Morgan delivered to the Board that as of June 28, 2000 and based upon and subject to the matters referred to in the opinions, the consideration to be received for the shares of Mallinckrodt common stock in the merger was fair from a financial point of view to the holders of the shares. We have attached the full text of the Goldman, Sachs & Co. and the J.P. Morgan written opinions dated as of June 28, 2000 as Annexes B and C to this document. Mallinckrodt shareholders are urged to read these opinions carefully and in their entirety;

    - The qualification of the merger as a reorganization for U.S. federal income tax purposes, which will permit Mallinckrodt shareholders to receive Tyco common shares in a tax-free exchange;

    - The experience and high rate of success of Tyco in structuring and closing transactions similar to the merger, which should benefit Mallinckrodt shareholders who retain Tyco common shares after the merger;

    - The financial condition, results of operations and businesses of Mallinckrodt and Tyco, on both a historical and prospective basis, and current industry, economic and market conditions. Mallinckrodt's Board of Directors also considered the possible strategic growth opportunities that might be available to Mallinckrodt absent the merger. Based on its review of such opportunities, including the possibility of continuing to operate Mallinckrodt as an independent company, as well as the risks and uncertainties associated with such opportunities, it is the Board's judgement that Mallinckrodt shareholders would benefit from the potential business combination with Tyco. Mallinckrodt's Board of Directors believes in this regard that, after the merger, Mallinckrodt shareholders will be able to participate in the growth of the businesses conducted by both Tyco and Mallinckrodt and to benefit from the potential appreciation in the value of Tyco common shares;

    - The larger public float and trading volume of Tyco common shares compared to the public float and trading volume of shares of Mallinckrodt common stock, which would provide Mallinckrodt shareholders the opportunity to gain greater liquidity in their investment;

    - The review of, and discussions with, Mallinckrodt's senior management and legal and financial advisors regarding the business, financial, legal and accounting aspects of the merger, the results of legal and financial due diligence on Tyco in connection with the receipt by Mallinckrodt shareholders of Tyco common shares and a review of the terms of, and conditions to, the merger;

    - The analysis and recommendation of Mallinckrodt's management that the merger agreement be adopted, including, without limitation, a discussion of the complementary nature of certain product lines of Mallinckrodt and Tyco;

    - The conclusion of Mallinckrodt's Board of Directors that, based on presentations by Mallinckrodt's legal and financial advisors, the terms, conditions, covenants and representations contained in the merger agreement, including the limited conditions to Tyco's obligation to close the merger and the ability of Mallinckrodt to consider proposed alternative business combinations under certain circumstances, are generally customary for transactions such as the merger; and

    - The long-term interests of Mallinckrodt and its shareholders, as well as the interests of Mallinckrodt's employees, customers, creditors, suppliers and the communities in which Mallinckrodt operates.

    Mallinckrodt's Board of Directors also considered and balanced against the potential benefits of the merger a number of potentially negative factors, including, without limitation, the following:

    - The risk that the merger would not be consummated;

    - The possibility that the market value of Tyco common shares might decrease below the floor price of $37.00 per share (or a lower floor price agreed to by Tyco Acquisition), which could either permit Tyco Acquisition to terminate the merger agreement or result in less value being paid to Mallinckrodt shareholders;

    - The risk to the value of Tyco common shares presented by the previously announced informal inquiry which was being conducted by the Division of Enforcement of the Securities and Exchange Commission and previously announced litigation pending against Tyco;

    - The risks associated with integrating Mallinckrodt's existing operations with those of Tyco, including the potential loss of key personnel of Mallinckrodt and difficulty in integrating corporate, accounting, financial reporting and management information systems of Mallinckrodt with those of Tyco;

    - The fact that Mallinckrodt shareholders will not receive the full benefit of any future growth in the value of their equity that Mallinckrodt may have achieved as an independent company, and the potential disadvantage to Mallinckrodt shareholders in the event that Tyco does not perform as well in the future as Mallinckrodt may have performed as an independent company;

    - The substantial management time and effort that will be required to consummate the merger and integrate the operations of the two companies;

    - The possibility that certain provisions of the merger agreement, including, among others, the no solicitation and termination fee payment provisions of the merger agreement, might have the effect of discouraging other persons potentially interested in merging with or acquiring Mallinckrodt from pursuing such an opportunity; and

    - Other matters described under "Risk Factors" beginning on page 8.

    After detailed consideration of these factors, Mallinckrodt's Board of Directors concluded that the potential benefits of the merger outweighed these considerations.

    The above discussion of the information and factors considered by Mallinckrodt's Board of Directors is not exhaustive and does not include all factors considered by the Board. Each member of Mallinckrodt's Board of Directors may also have considered different factors. In view of a variety of factors considered in connection with its evaluation of the merger, Mallinckrodt's Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the different factors. Based on the factors outlined above, Mallinckrodt's Board of Directors determined that the merger is fair to and in the best interests of Mallinckrodt and its shareholders.

    MALLINCKRODT'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF MALLINCKRODT AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.

    See "Background of the Merger" beginning on page 22, "Opinions of Financial Advisors to Mallinckrodt" below, "Material U.S. Federal Income Tax and Bermuda Tax Consequences" beginning on page 47 and "Comparative Per Share Prices and Dividends" beginning on page 69.

OPINIONS OF FINANCIAL ADVISORS TO MALLINCKRODT

    OPINION OF GOLDMAN, SACHS & CO.

    Mallinckrodt retained Goldman, Sachs & Co. pursuant to a letter agreement, dated April 24, 2000, to act as financial advisor in connection with the possible sale of all or a portion of Mallinckrodt. Goldman, Sachs & Co. is a nationally recognized investment banking firm and was selected by Mallinckrodt based on the firm's reputation and experience in investment banking in general and its recognized expertise in the valuation of businesses as well as its prior investment banking relationships with Mallinckrodt.

    On June 28, 2000, at the meeting of Mallinckrodt's Board of Directors, Goldman, Sachs & Co. delivered to Mallinckrodt's Board of Directors its oral opinion (which was subsequently confirmed in a written opinion as of the same date) that, as of that date and based upon and subject to the matters set forth in the opinion and such other matters as Goldman, Sachs & Co. considered relevant, the consideration to be received for the shares of Mallinckrodt common stock in the merger was fair, from a financial point of view, to the holders of Mallinckrodt common stock.

    You should consider the following when reading the discussion of the opinion of Goldman, Sachs & Co. in this Proxy Statement/Prospectus:

    - We urge you to read carefully the entire opinion of Goldman, Sachs & Co., which is included as Annex B in this Proxy Statement/Prospectus and is incorporated herein by reference;

    - Goldman, Sachs & Co.'s advisory services and opinion were provided to Mallinckrodt's Board of Directors for the information and assistance of Mallinckrodt's Board of Directors in connection with its consideration of the transaction contemplated by the merger agreement and was directed only to the fairness, from a financial point of view, to the holders of Mallinckrodt common stock of the consideration to be received for the shares of Mallinckrodt common stock in the merger;

    - Goldman, Sachs & Co.'s opinion does not constitute a recommendation as to how holders of Mallinckrodt common stock should vote with respect to the merger agreement; and

    - Goldman, Sachs & Co. expressed no opinion as to the prices at which shares of Tyco common stock may be traded in the future.

    Although Goldman, Sachs & Co. evaluated the fairness, from a financial point of view, to the holders of Mallinckrodt common stock of the consideration to be received for the shares of Mallinckrodt common stock in the merger, the consideration itself was determined by Mallinckrodt and Tyco through arm's-length negotiations. Mallinckrodt did not provide specific instructions to, or place any limitations on, Goldman, Sachs & Co. with respect to the procedures to be followed or factors to be considered by Goldman, Sachs & Co. in performing its analyses or providing its opinion.

    In connection with its opinion, Goldman, Sachs & Co. reviewed, among other things, the following:

    - The merger agreement;

    - Annual reports to stockholders and annual reports on Form 10-K of Mallinckrodt and Tyco for the five fiscal years ended June 30 and September 30, 1999, respectively;

    - Certain interim reports to stockholders and quarterly reports on Form 10-Q of Mallinckrodt and Tyco;

    - Certain other communications from Mallinckrodt and Tyco to their respective stockholders; and

    - Certain internal financial analyses and forecasts for Mallinckrodt and Tyco prepared by their respective managements, including certain cost savings and operating synergies projected by the management of Mallinckrodt to result from the transaction contemplated by the merger agreement.

    Goldman, Sachs & Co. also held discussions with members of the managements of Mallinckrodt and Tyco regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the merger agreement and the past and current business operations, financial condition and future prospects of their respective companies, including discussions with members of the management of Mallinckrodt as to the attainability of its forecasts. Additionally, Goldman, Sachs & Co. held discussions with Mallinckrodt's independent accountants and the management of Tyco concerning the informal inquiry being conducted by the Division of Enforcement of the Securities and Exchange Commission. In addition, Goldman, Sachs & Co.:

    - reviewed the reported price and trading activity for the shares of Mallinckrodt common stock and the shares of Tyco common stock;

    - compared certain financial and stock market information for Mallinckrodt and Tyco with similar information for certain other companies the securities of which are publicly traded;

    - reviewed the financial terms of certain recent business combinations in the specialty chemicals and healthcare industries specifically and in other industries generally; and

    - performed such other studies and analyses as Goldman, Sachs & Co. considered appropriate.

    Goldman, Sachs & Co. relied upon the accuracy and completeness of all of the financial and other information reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In addition, Goldman, Sachs & Co. did not make an independent evaluation or appraisal of the assets and liabilities of Mallinckrodt or Tyco or any of their respective subsidiaries and Goldman, Sachs & Co. was not furnished with any such evaluation or appraisal. Goldman, Sachs & Co. assumed that the exchange ratio in the merger will not be adjusted as provided in section 7.01(j) of the merger agreement (that is, that the exchange ratio will not be fixed at less than the ratio determined by dividing $47.50 by the average price of Tyco common shares during the pricing period).

    Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Goldman, Sachs & Co. is familiar with Mallinckrodt, having acted as its financial advisor in connection with the acquisition by Mallinckrodt of Nellcor Puritan Bennett Incorporated in August 1997 and the divestiture of Mallinckrodt's 50% interest in Tastemaker Inc. in March 1997 and having acted as Mallinckrodt's financial advisor in connection with, and having participated in certain of the negotiations leading to, the merger agreement. Goldman, Sachs & Co. is also familiar with Tyco, having acted as Tyco's financial advisor in connection with the acquisition by Tyco of Raychem Corporation in August 1998, having acted as co-managing underwriter of Tyco's 6.875% Notes due September 5, 2002 in
August 1998, and having acted as co-lead underwriter in Tyco's initial public offering of its TyCom business in July 2000. Goldman, Sachs & Co. may provide investment banking services to Tyco and its subsidiaries in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of Mallinckrodt or Tyco for its own account and for the accounts of customers.

    The following is a summary of the material financial analyses used by Goldman, Sachs & Co. in reaching its opinion and does not purport to be a complete description of the analyses performed by Goldman, Sachs & Co. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about June 28, 2000 and is not necessarily indicative of current market conditions. You should understand that the order of analyses and the results derived from these analyses described below do not represent relative importance or weight given to these analyses by Goldman, Sachs & Co. The summary of the financial analyses includes information presented in tabular format. In order to understand fully the financial analyses used by Goldman, Sachs & Co., these tables must be read together with the text of each summary. The tables alone do not describe completely the financial analyses.

    HISTORICAL STOCK PERFORMANCE. Goldman, Sachs & Co. reviewed the monthly prices and trading volume of Mallinckrodt common stock during the period from May 31, 1995 to May 31, 2000, the daily trading volume of Mallinckrodt common stock at specific prices during the period from June 22, 1995 to June 22, 2000 and the monthly prices of Mallinckrodt common stock as compared to market and other indices during the period from June 30, 1995 to June 22, 2000. Goldman, Sachs & Co. also reviewed the monthly prices and trading volume of Tyco common shares during the period from May 31, 1995 to May 31, 2000, the daily prices and trading volume of Tyco common shares during the period from June 22, 1999 to June 22, 2000, the monthly prices of Tyco common shares as compared to market and other indices during the period from May 31, 1995 to May 31, 2000, and the daily prices of Tyco common shares as compared to market and other indices during the period from June 1 to June 22, 2000.

    In addition, Goldman, Sachs & Co. reviewed:

    - monthly ratios of stock price to estimated next-twelve months ("NTM") earnings per share ("EPS") for Mallinckrodt during the period from June 1995 to May 2000, as compared to the corresponding ratio on June 23, 2000; and

    - monthly ratios of stock price to estimated NTM EPS to estimated long-term growth rate for Mallinckrodt during the period from May 1995 to May 2000, as compared to the corresponding ratio on June 23, 2000.

The analysis was based on consensus earnings estimates reported by the Institutional Brokers Estimate System ("IBES"). Goldman, Sachs & Co. calculated the following ratios:

                                                                                   STOCK PRICE/ESTIMATED
                                                           STOCK PRICE/ESTIMATED     NTM EPS/LONG-TERM
                                                                  NTM EPS               GROWTH RATE
                                                           ---------------------   ---------------------
Current(1)..............................................            9.2x                    0.8x
1-year Average..........................................           11.2                     1.1
3-year Average..........................................           13.0                     1.2
5-year Average..........................................           13.6                     1.2

------------------------

(1) As of June 23, 2000.

    PRESENT VALUE OF IMPLIED FUTURE STOCK PRICES ANALYSIS. Goldman, Sachs & Co. calculated present values of implied future stock prices of Mallinckrodt based on earnings projections furnished by Mallinckrodt management for fiscal years 2001, 2002 and 2003. Goldman, Sachs & Co. calculated implied future stock prices as projected earnings per share multiplied by historical ratios of stock price to estimated NTM EPS. From the implied future stock prices and expected future dividend payments based on historical periodical dividends paid by Mallinckrodt, Goldman, Sachs & Co. derived present values of Mallinckrodt common stock using an assumed discount rate of 14%. The analysis yielded the following results:

                                                                 IMPLIED FUTURE STOCK PRICE
                                                               ------------------------------
HISTORICAL STOCK PRICE TO ESTIMATED NTM EPS                    FY 2001    FY 2002    FY 2003
-------------------------------------------                    --------   --------   --------
Current(1)..................................................    $29.90     $30.09     $32.13
1-year Average..............................................     36.40      36.64      39.11
3-year Average..............................................     42.25      42.52      45.40
5-year Average..............................................     44.20      44.49      47.50

------------------------

(1) As of June 23, 2000.

    PRICE/EARNINGS MULTIPLE COMPARISON. Goldman, Sachs & Co. compared ratios of stock price to estimated 2000 EPS, based on stock prices and earnings estimates reported by IBES as of June 23,

2000, for Mallinckrodt and each of the following companies, which Goldman, Sachs & Co. selected because they are publicly traded companies that were identified by Mallinckrodt management as being comparable to Mallinckrodt for purposes of financial analysis:

    - Bausch & Lomb;

    - Beckman Coulter;

    - Becton Dickinson;

    - C. R. Bard;

    - Nycomed Amersham;

    - ResMed;

    - Respironics;

    - St. Jude Medical; and

    - Syncor International.

Goldman, Sachs & Co. calculated that the ratio of stock price to estimated 2000 EPS for Mallinckrodt was 9.5, compared to corresponding average, high and low ratios for the selected comparable companies of 22.5, 32.2 and 14.7, respectively.

    SELECTED COMPANIES ANALYSIS. Goldman, Sachs & Co. reviewed and compared certain financial information and ratios and public market multiples relating to Mallinckrodt to corresponding financial information and ratios and public market multiples for the selected comparable companies set forth above. Based on stock prices and equity and levered market capitalizations as of June 23, 2000, Goldman, Sachs & Co. calculated or observed the following metrics:

    - Stock price as a percentage of the highest closing price during the preceding 52-week period;

    - Enterprise value as a multiple of latest-twelve month ("LTM") sales;

    - Enterprise value as a multiple of LTM earnings before interest expense, income taxes and depreciation and amortization ("EBITDA");

    - Enterprise value as a multiple of LTM earnings before interest expense and income taxes ("EBIT");

    - LTM EBITDA as a percentage of LTM sales;

    - LTM EBIT as a percentage of LTM sales;

    - LTM research and development expense ("R&D") as a percentage of LTM sales;

    - Stock price as a multiple of estimated 2000 EPS;

    - Stock price as a multiple of estimated 2001 EPS;

    - Long-term growth rate; and

    - Stock price to estimated 2001 EPS to long-term growth rate.

Goldman, Sachs & Co.'s analyses resulted in metrics for Mallinckrodt and mean, median, high and low metrics for the group of selected comparable companies as follows:

                                                                                                               CALENDAR
                                                                                                                 YEAR
                                               ENTERPRISE VALUE                                                   P/E
                                               MULTIPLES OF LTM                   LTM MARGINS                MULTIPLES(1)
                                        ------------------------------   ------------------------------   -------------------
                                         SALES      EBITDA      EBIT      EBITDA      EBIT       R&D       2000E      2001E
                                        --------   --------   --------   --------   --------   --------   --------   --------
Mallinckrodt..........................    0.9x        4.6x       6.7x      18.6%      12.9%       4.6%       9.5x       8.7x
Mean..................................    2.9        12.4       17.5       22.5       16.3        7.6       22.5       19.3
Median................................    2.5        12.0       17.3       22.9       15.1        7.1       23.1       19.0
High..................................    6.5        19.2       22.5       33.8       28.8       11.4       32.2       26.9
Low...................................    1.5         7.6       12.4       11.8        8.0        4.6       14.7       13.0


                                         LONG-
                                          TERM       2001
                                         GROWTH     P/E TO
                                        RATE(2)     GROWTH
                                        --------   --------
Mallinckrodt..........................    12.0%      0.7x
Mean..................................    16.3       1.3
Median................................    15.0       1.2
High..................................    26.0       2.5
Low...................................    10.5       0.8

----------------------------------------
(1) IBES median calendar year estimates as of June 23, 2000.
(2) Source: IBES.

Goldman, Sachs & Co. further calculated that on June 23, 2000, the Mallinckrodt common stock closed at 71.8% of its highest closing price during the preceding 52-week period, compared to corresponding high and low percentages for the selected comparable companies of 96.7% and 60.6%.

    Goldman, Sachs & Co. also reviewed and compared certain financial information and ratios and public market multiples relating to Tyco to corresponding financial information and ratios and public market multiples for each of the following companies, which Goldman, Sachs & Co. selected because they are publicly traded diversified industrial companies that may be considered comparable to Tyco for purposes of financial analysis:

    - Emerson Electric;

    - General Electric;

    - Honeywell; and

    - United Technologies.

Based on stock prices, equity market capitalizations and enterprise values as of June 23, 2000, Goldman, Sachs & Co. calculated or observed the following metrics:

    - Stock price as a percentage of the highest closing price during the preceding 52-week period;

    - Enterprise value as a multiple of LTM sales;

    - Enterprise value as a multiple of LTM EBITDA;

    - Enterprise value as a multiple of LTM EBIT;

    - Stock price as a multiple of estimated 2000 EPS;

    - Stock price as a multiple of estimated 2001 EPS;

    - 5-year growth rate;

    - Stock price to estimated 2000 EPS to 5-year growth rate;

    - Stock price to estimated 2001 EPS to 5-year growth rate;

    - LTM EBITDA as a percentage of LTM sales; and

    - LTM EBIT as a percentage of LTM sales.

Goldman, Sachs & Co.'s analyses resulted in metrics for Tyco and mean, median, high and low metrics for the group of selected comparable companies as follows:

                                                                            CALENDAR
                                                                              YEAR                              P/E TO
                                     ENTERPRISE VALUE                         P/E                               5-YEAR
                                   MULTIPLES OF LTM(1)                    MULTIPLES(2)            5-YEAR        GROWTH
                           ------------------------------------      ----------------------       GROWTH       --------
                            SALES         EBITDA         EBIT          2000          2001        RATE(2)         2000
                           --------      --------      --------      --------      --------      --------      --------
Tyco.................        3.3x          14.5x         19.3x         19.0x         15.6x         20.0%         1.0x
Mean.................        3.1           13.4          18.7          18.6          18.6          13.8          1.6
Median...............        1.7           11.8          17.4          17.1          15.0          14.5          1.4
High.................        7.6           19.8          27.0          39.9          34.6          15.0          2.9
Low..................        1.3           10.2          12.9          11.0           9.6          11.0          0.7


                        P/E TO
                        5-YEAR
                        GROWTH           LTM MARGINS(1)
                       --------      ----------------------
                         2001         EBITDA         EBIT
                       --------      --------      --------
Tyco.................    0.8x          22.9%         17.1%
Mean.................    1.4           20.4          15.0
Median...............    1.2           16.7          12.6
High.................    2.5           38.1          28.0
Low..................    0.6           10.2           6.7

----------------------------------------
(1) Source: Latest publicly available financial statements.
(2) Source: IBES median estimates.

Goldman, Sachs & Co. further calculated that on June 23, 2000, the Tyco common shares closed at 81.2% of their highest closing price during the preceding 52-week period, compared to corresponding high and low percentages for the selected comparable companies of 91.2% and 51.2%.

    ANALYSIS OF TRANSACTION PREMIUM AND MULTIPLES. Goldman, Sachs & Co. reviewed the premium and certain financial multiples and other information implied in the transaction price, on the assumption that each share of Mallinckrodt common stock will be exchanged for a number of Tyco common shares equivalent to $47.50. On this assumption, Goldman, Sachs & Co. calculated an implied transaction premium of 78% over the closing price of Mallinckrodt common stock on June 23, 2000 and diluted equity consideration in the transaction of $3.3 billion, implying a Mallinckrodt enterprise value of $4.4 billion. To calculate enterprise value, Goldman, Sachs & Co. used information furnished by Mallinckrodt management relating to net debt and a cash restructuring charge. Based on Mallinckrodt management estimates for fiscal years 2000, 2001 and 2002 as of June 14, 2000, Goldman, Sachs & Co. derived the following transaction multiples:

    - Enterprise value as a multiple of estimated revenue;

    - Enterprise value as a multiple of estimated EBITDA;

    - Enterprise value as a multiple of estimated earnings before interest expense, income taxes and amortization ("EBITA");

    - Enterprise value as a multiple of estimated EBIT; and

    - Diluted equity consideration as a multiple of estimated net income.

The results of these analyses are as follows:

                                                                             TRANSACTION MULTIPLE
                                                                             --------------------
REVENUES
  FY 2000E...............................................      $2,569                 1.7x
  FY 2001E...............................................       2,746                 1.6
  FY 2002E...............................................       3,000                 1.5

EBITDA(1)
  FY 2000E...............................................      $  530                 8.4x
  FY 2001E...............................................         606                 7.3
  FY 2002E...............................................         665                 6.7

EBITA(1)
  FY 2000E...............................................      $  410                10.8x
  FY 2001E...............................................         476                 9.3
  FY 2002E...............................................         440                10.1

EBIT(1)
  FY 2000E...............................................      $  325                13.6x
  FY 2001E...............................................         391                11.3
  FY 2002E...............................................         440                10.1

NET INCOME(1)
  FY 2000E...............................................      $  176                18.8x
  FY 2001E...............................................         219                15.1
  FY 2002E...............................................         246                13.5

------------------------------

(1) Based on EBIT adjustment so as to match Mallinckrodt management's EPS projections.

    DISCOUNTED CASH FLOW ANALYSIS. Goldman, Sachs & Co. estimated the equity value of Mallinckrodt based on:

    - for each of Mallinckrodt's respiratory, imaging and pharmaceuticals business segments, the present value of (i) future cash flows projected by Mallinckrodt management for the segment plus (ii) the terminal value of the segment; and

    - the capitalized estimated 2000 operating expenses for Mallinckrodt's headquarters.

Present values of cash flows and terminal values were calculated for projected cash flows through 2001 and 2003. Goldman, Sachs & Co. used an assumed 10% discount rate and used assumed exit EBITDA multiples of 6.0 for Mallinckrodt's respiratory segment, 5.0 for Mallinckrodt's imaging segment, and 8.0 for Mallinckrodt's pharmaceuticals segment. To calculate implied equity value, Goldman, Sachs & Co. used information furnished by Mallinckrodt management relating to net debt and a cash restructuring charge. The analysis indicated equity values and equity values per share of Mallinckrodt for the respective terminal years as follows:

DISCOUNTED CASH FLOW                                                                    IMPLIED EQUITY VALUE
TERMINAL YEAR                                      IMPLIED EQUITY VALUE (IN MILLIONS)       PER SHARE(1)
--------------------                               ----------------------------------   --------------------
2001............................................                 $2,560                        $38.10
2003............................................                 $3,100                        $46.10

------------------------------

(1) Rounded to the nearest $0.10.

    In addition, Goldman, Sachs & Co. calculated implied equity values per share based on cash flows through 2002, 2004 and 2005. Goldman, Sachs & Co. assumed that cash flows through 2003 will be as projected by Mallinckrodt management and further assumed, as directed by Mallinckrodt management, that 2004 and 2005 cash flows will be the same as 2003 cash flow. Based on this analysis, Goldman, Sachs & Co. calculated implied equity values per share of $42.10, $44.80 and $43.50 for 2002, 2004 and 2005 terminal year cash flows, respectively.

    Goldman, Sachs & Co. also calculated the sensitivity of Mallinckrodt's implied equity value per share to:

    - Changes by 1 point in the discount rate and 1 point in the terminal multiple of estimated 2003 EBITDA; and

    - Changes by 1 point in the sales growth rate and 1 point in EBIT margin.

The sensitivity analysis for changes in the discount rate and the terminal multiple of estimated 2003 EBITDA showed the following incremental equity values per share of Mallinckrodt:

                                                                                   INCREMENTAL IMPLIED EQUITY VALUE
                                                                                             PER SHARE(1)
                                                                                --------------------------------------
                                                                                       CHANGE IN DISCOUNT RATE
                                                                                 -1.0%           0.0%           1.0%
                                                                                --------       --------       --------
            CHANGE IN                                  (1.0)X                    $(7.10)        $(8.60)        $(9.90)
             TERMINAL                                   0.0X                       1.80           0.00          (1.60)
     MULTIPLE OF 2003E EBITDA                           1.0X                      10.60           8.70           6.90

------------------------

(1) Rounded to the nearest $0.10.

The sensitivity analysis for changes in sales growth and EBIT margin showed the following incremental equity values per share of Mallinckrodt:

                                                                                   INCREMENTAL IMPLIED EQUITY VALUE
                                                                                             PER SHARE(1)
                                                                                --------------------------------------
                                                                                        CHANGE IN SALES GROWTH
                                                                                 -1.0%           0.0%           1.0%
                                                                                --------       --------       --------
          CHANGE IN EBIT                               -1.0%                     $(4.60)        $(3.10)        $(1.60)
              MARGIN                                    0.0%                      (1.60)          0.00           1.60
                                                        1.0%                       1.40           3.00           4.70

------------------------

(1) Rounded to the nearest $0.10.

    SUM OF THE PARTS VALUATION SUMMARY. Goldman, Sachs & Co. calculated the implied segment valuations for each of the Mallinckrodt business segments in a private sale. The following table shows implied value ranges and per-share value ranges derived from this analysis:

                                                                      VALUE
                                                                (IN MILLIONS)(1)       VALUE PER SHARE(2)
                                                              ---------------------   ---------------------
Respiratory.................................................  $       2,100--$2,300   $       31.30--$34.20
Imaging(3)..................................................             700--1,200            10.40--17.90
Pharmaceuticals.............................................           1,500--1,700            22.30--25.30
Headquarters................................................          (100)                  (1.50)
                                                              ---------------------   ---------------------
Enterprise Value............................................  $       4,200--$5,100   $       62.50--$75.90
Net Debt(4).................................................          1,120                   16.60
                                                              ---------------------   ---------------------
Equity Value before Capital Gains Tax.......................  $       3,080--$3,980   $       45.90--$59.30
Capital Gains Tax(5)........................................      (360)--(660)           (5.40)--(9.90)
                                                              ---------------------   ---------------------
Equity Value after Capital Gains Tax........................  $       2,720--$3,320   $       40.50--$49.40

------------------------------

(1) Rounded to the nearest $10 million.
(2) Rounded to the nearest $0.10.
(3) Top end of range for imaging segment based on a third-party bid.
(4) Based on information furnished by Mallinckrodt management relating to net debt and a cash restructuring charge.
(5) Based on certain assumptions regarding the tax rates and tax bases applicable to gains resulting from a sale of Mallinckrodt's respiratory and imaging segments.

    PRO FORMA COMBINED EARNINGS ANALYSIS. Goldman, Sachs & Co. analyzed certain pro forma effects of the business combination of Mallinckrodt and Tyco. Goldman, Sachs & Co. calculated the number of Tyco common shares issuable in connection with the business combination, including shares issuable upon exercise of Tyco stock options issuable upon conversion of Mallinckrodt stock options, and the resulting percentage ownership of Mallinckrodt shareholders in the combined entity. Based on projected 2001 and 2002 EPS, Goldman, Sachs & Co. calculated the accretive or dilutive effect on Tyco shares--that is, the addition or reduction to projected earnings per common share of Tyco on a stand-alone basis. The analysis used weighted-average Tyco stock prices of $34.60, $36.76, $38.93, $41.09 and $43.25, or 80%, 85%, 90%, 95% and 100% of the Tyco stock price on
June 23, 2000. The actual weighted-average Tyco stock price will determine the number of Tyco common shares exchangeable for outstanding shares of Mallinckrodt common stock. Goldman, Sachs & Co. calculated that, without synergies, the business combination would have a dilutive effect on Tyco shares for each of the assumed stock prices. Goldman, Sachs & Co. also calculated the amount of pre-tax synergies necessary to compensate the dilutive effects. The results of these analyses were as follows:

                                                     ASSUMED TYCO STOCK PRICE DETERMINING EXCHANGE RATIO
                                               ----------------------------------------------------------------
                                                $34.60        $36.76        $38.93        $41.09        $43.25
                                               --------      --------      --------      --------      --------
NEW TYCO SHARES
ISSUABLE--DILUTED (IN MILLIONS)..........         95.7          90.1          85.1          80.6          76.6
MALLINCKRODT RELATIVE OWNERSHIP..........          5.3%          5.0%          4.7%          4.5%          4.3%

ACCRETION/(DILUTION)
  2001E..................................         (2.9)%        (2.6)%        (2.4)%        (2.1)%        (1.9)%
  2002E..................................         (2.7)         (2.4)         (2.2)         (1.9)         (1.7)

PRE-TAX SYNERGIES TO BREAKEVEN (IN
  MILLIONS)
  2001E..................................       $202.6        $181.2        $162.2        $145.2        $129.8
  2002E..................................        226.5         201.0         178.3         158.0         139.8

    CONTRIBUTION ANALYSIS. Goldman, Sachs & Co. analyzed the relative contributions of Mallinckrodt and Tyco to the pro forma income statement of the combined entity resulting from the business combination, before taking into account any of the possible benefits that may be realized from the business combination, for fiscal years 2000 and 2001, taking into account Mallinckrodt management estimates and data from published analyst research reports relating to:

    - Sales;

    - EBITDA;

    - EBITA;

    - EBIT; and

    - Net income.

Goldman, Sachs & Co. compared the results to the relative contributions of Mallinckrodt and Tyco to the combined entity's equity market capitalization and enterprise value, based on the assumption that weighted-average Tyco stock prices of $43.25, $37.00 and $34.60 will determine the number of Tyco common shares exchangeable for outstanding shares of Mallinckrodt common stock. Goldman, Sachs & Co. selected these assumed prices because they represent, respectively, the Tyco closing price on June 23, 2000, the unadjusted floor price below which the Tyco weighted-average stock price during the pricing period would have to fall for Tyco to have the right to end the merger agreement unless Mallinckrodt agrees to a fixed exchange ratio, and a 20% discount to the Tyco closing price on June 23,

2000. The analysis showed that on a pro forma combined basis Mallinckrodt and Tyco would account for approximately the following percentages of the combined entity:

                                                                  PERCENTAGE OF TOTAL
                                                              ---------------------------
                                                                TYCO         MALLINCKRODT
                                                              --------       ------------
SALES(1)
  FY 2000E..................................................    91.6%             8.4%
  FY 2001E..................................................    91.8              8.2

EBITDA(1)
  FY 2000E..................................................    93.1%             6.9%
  FY 2001E..................................................    93.1              6.9

EBITA(1)
  FY 2000E..................................................    93.6%             6.4%
  FY 2001E..................................................    93.7              6.3

EBIT(1)
  FY 2000E..................................................    94.4              5.6
  FY 2001E..................................................    94.3%             5.7%

NET INCOME(1)
  FY 2000E..................................................    95.1%             4.9%
  FY 2001E..................................................    95.2              4.8

COMBINED EQUITY MARKET
CAPITALIZATION--DILUTED
  At $43.25 Tyco Stock Price................................    95.7%             4.3%
  At $37.00 Tyco Stock Price................................    95.0              5.0
  At $34.60 Tyco Stock Price................................    94.7              5.3

COMBINED ENTERPRISE VALUE
  At $43.25 Tyco Stock Price................................    95.1              4.9
  At $37.00 Tyco Stock Price................................    94.4              5.6
  At $34.60 Tyco Stock Price................................    94.1              5.9

------------------------------

(1) Based on EBIT adjustment so as to match Mallinckrodt management's EPS projections.

    OTHER FACTORS AND ANALYSES. In its presentation to Mallinckrodt's Board of Directors, Goldman, Sachs & Co. reviewed other factors and analyses, including:

    - For each of Mallinckrodt and Tyco, a comparison of monthly IBES fiscal-year-end earnings estimates and actual earnings reported by IBES, during the period from May 1990 to May 2000 for Mallinckrodt and the period from January 1993 to May 2000 for Tyco; and

    - Published research analyst views and comments regarding Mallinckrodt and Tyco, as reported by IBES.

    The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman, Sachs & Co.'s opinion. In arriving at its fairness determination, Goldman, Sachs & Co. considered the results of all these analyses and did not attribute any particular weight to any factor or analysis considered by it; rather, Goldman, Sachs & Co. made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all these analyses. No company or transaction used in the above analyses is directly comparable to Mallinckrodt or Tyco or the contemplated transaction. The analyses were prepared solely for purposes of Goldman, Sachs & Co. providing its opinion to Mallinckrodt's Board of Directors as to the fairness, from a financial point of view, to the holders of Mallinckrodt common stock of the consideration to be received for the shares of Mallinckrodt common stock in the merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based on forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Mallinckrodt, Tyco, Goldman, Sachs & Co. or any other person assumes responsibility if future results are materially different from those forecasts. As described above, the opinion of Goldman, Sachs & Co. to Mallinckrodt's Board of Directors was among many factors taken into consideration by Mallinckrodt's Board of Directors in making its determination to approve the merger agreement.

    Pursuant to the terms of the engagement letter, Mallinckrodt agreed to pay Goldman, Sachs & Co. (i) a retainer fee of $250,000 payable in cash on September 1, 2000 and (ii) a transaction fee of 0.45% of the total consideration paid in a transaction such as the combination of Mallinckrodt and Tyco under the merger agreement, plus the principal amount of all indebtedness for borrowed money of Mallinckrodt. The retainer fee will be credited against the transaction fee. Mallinckrodt also agreed to reimburse Goldman, Sachs & Co. for reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Goldman, Sachs & Co. and related parties against certain liabilities arising out of or in connection with Goldman, Sachs & Co.'s engagement.

    OPINION OF J.P. MORGAN SECURITIES INC.

    Pursuant to an engagement letter dated June 15, 2000, Mallinckrodt retained J.P. Morgan as its financial advisor in connection with the proposed merger. Mallinckrodt's Board of Directors selected J.P. Morgan to act as its financial advisor due to J.P. Morgan's qualifications, expertise and reputation, as well as J.P. Morgan's experience and familiarity with Mallinckrodt.

    At the meeting of Mallinckrodt's Board of Directors on June 28, 2000, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing, to the Board that, as of that date and based upon and subject to the various considerations set forth in the opinion, the consideration proposed to be paid to the holders of Mallinckrodt common stock in the merger was fair, from a financial point of view, to such holders. Mallinckrodt's Board of Directors did not limit J.P. Morgan in any way in the investigations it made or the procedures it followed in rendering its opinions.

    The full text of J.P. Morgan's written opinion is attached as Annex C to this document. This opinion sets forth the assumptions made, matters considered and limits on the review undertaken. J.P. Morgan's opinion is incorporated into this document by reference. J.P. Morgan's written opinion is addressed to Mallinckrodt's Board of Directors, is directed only to the consideration proposed to be paid in the merger to the holders of Mallinckrodt common stock and does not constitute a recommendation to any shareholder of Mallinckrodt as to how such shareholder should vote at Mallinckrodt's special meeting. The summary of the opinion of J.P. Morgan set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Mallinckrodt's stockholders are urged to, and should, read the opinion carefully and in its entirety.

    In arriving at its opinion, J.P. Morgan reviewed:

    - the merger agreement;

    - certain publicly available information concerning the business of Mallinckrodt and of certain other companies engaged in businesses comparable to those of Mallinckrodt, and the reported market prices for certain other companies' securities deemed comparable;

    - publicly available terms of certain transactions involving businesses comparable to those of Mallinckrodt and the consideration received for such businesses;

    - current and historical market prices of the common stock of Mallinckrodt and Tyco;

    - the audited financial statements of Mallinckrodt for the fiscal year ended June 30, 1999, the audited financial statements of Tyco for the fiscal year ended September 30, 1999, and the unaudited financial statements of Mallinckrodt and Tyco, respectively, for the period ended March 31, 2000;

    - certain agreements with respect to outstanding indebtedness or obligations of Mallinckrodt and Tyco, respectively;

    - certain internal financial analyses and forecasts prepared by Mallinckrodt and Tyco and their respective managements; and

    - the terms of other business combinations that J.P. Morgan deemed relevant.

    J.P. Morgan also held discussions with certain members of the management of Mallinckrodt and Tyco with respect to certain aspects of the merger, and the past and current business operations of Mallinckrodt and Tyco, the financial condition and future prospects and operations of Mallinckrodt and Tyco, the effects of the merger on the financial condition and future prospects of Mallinckrodt and Tyco, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry. In addition, J.P. Morgan reviewed other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

    J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by Mallinckrodt and Tyco or otherwise reviewed by J.P. Morgan. J.P. Morgan has not assumed any responsibility or liability for that information. J.P. Morgan has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to J.P. Morgan. In relying on financial analyses and forecasts provided to J.P. Morgan, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Mallinckrodt and Tyco to which such analyses or forecasts relate. J.P. Morgan assumed that the merger will have the tax and accounting consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Mallinckrodt, and that the exchange ratio will not be adjusted pursuant to Section 7.01(j) of the merger agreement. J.P. Morgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

    J.P. Morgan based its opinion on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. Subsequent developments may affect J.P. Morgan's opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan expressed no opinion as to the price at which Tyco's common shares will trade in the future.

    The terms of the proposed merger were determined through negotiations between Mallinckrodt and Tyco and were approved by Mallinckrodt's Board of Directors. Although J.P. Morgan provided advice to Mallinckrodt during the course of these negotiations, the decision to enter into the merger was solely that of Mallinckrodt's Board of Directors. As described above, the opinion of J.P. Morgan and its presentation to Mallinckrodt's Board of Directors constituted only one of a number of factors taken into consideration by Mallinckrodt's Board of Directors in making its determination to approve the proposed merger.

    In keeping with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses used by J.P. Morgan in providing its opinion. We have presented some of the summaries of financial analyses in tabular format. In order to understand the financial analyses used by J.P. Morgan more fully, you should read the tables together with the text of each summary. The tables do not constitute a complete description of J.P. Morgan's financial analyses.

    SELECTED PUBLIC TRADING MULTIPLES: TOTAL COMPANY. Using publicly available information, J.P. Morgan compared selected financial data of Mallinckrodt with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous. The selected companies were:

Arrow International
Beckman Coulter
C. R. Bard
Instrumentarium
Invacare
Resmed
Respironics
St. Jude
Sulzer Medica
Vital Signs

    J.P. Morgan selected these companies because they engage in businesses reasonably comparable to those of Mallinckrodt. J.P. Morgan used publicly available financial projections by equity analysts covering each comparable company to determine the ratio of market capitalization to projected net income, the ratio of enterprise value (i.e., market capitalization plus net debt) to projected EBIT, and the ratio of enterprise value to projected EBITDA. The following table presents a comparison of the median, low and high multiples of the comparable companies based on the foregoing ratios.

                                                               MEDIAN      LOW        HIGH
                                                              --------   --------   --------
Market capitalization to 2000 net income....................   16.9x       9.8x      37.4x
Market capitalization to 2001 net income....................   13.5x       8.2x      30.7x
Enterprise value to 2000 EBIT...............................   12.4x       5.9x      26.3x
Enterprise value to 2001 EBIT...............................   11.1x       4.9x      22.1x
Enterprise value to 2000 EBITDA.............................    8.0x       5.1x      23.6x
Enterprise value to 2001 EBITDA.............................    7.4x       4.3x      20.2x

    These multiples were then applied to Mallinckrodt's projected calendar year 2000 and 2001 net income, EBIT and EBITDA, respectively, yielding implied equity values of approximately $40.00 to $50.00 per share for Mallinckrodt's common stock.

    It should be noted that no company utilized in the analysis above is identical to Mallinckrodt. In evaluating companies identified by J.P. Morgan as comparable to Mallinckrodt, J.P. Morgan made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Mallinckrodt, such as the impact of competition on the businesses of Mallinckrodt and the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Mallinckrodt or the industry or in the financial markets in general.

    SELECTED PUBLIC TRADING MULTIPLES: SUM-OF-THE-PARTS. Using publicly available information, J.P. Morgan also compared selected financial data of Mallinckrodt's respiratory and pharmaceuticals divisions with similar data for selected publicly traded companies engaged in businesses which J.P.

Morgan judged to be analogous to Mallinckrodt's respiratory and pharmaceuticals divisions, respectively. The selected companies were:

         RESPIRATORY DIVISION                       PHARMACEUTICALS DIVISION
     -----------------------------  ---------------------------------------------------------
     Invacare                       Cambrex
     Resmed                         Clariant
     Respironics                    DSM
     Vital Signs                    Great Lakes
                                    Ivax
                                    King
                                    Teva
                                    Watson

    These companies were selected because they engage in businesses reasonably comparable to those of Mallinckrodt's divisions. J.P. Morgan used publicly available financial projections by equity analysts covering each comparable company to determine the ratio of enterprise value to projected EBIT and the ratio of enterprise value to projected EBITDA. The following table presents a comparison of the median, low and high multiples of the comparable companies based on the foregoing ratios.

RESPIRATORY DIVISION:

                                                               MEDIAN      LOW        HIGH
                                                              --------   --------   --------
Enterprise value to 2000 EBIT...............................   10.4x       5.9x      26.3x
Enterprise value to 2001 EBIT...............................    9.0x       4.9x      22.1x
Enterprise value to 2000 EBITDA.............................    7.5x       5.1x      23.6x
Enterprise value to 2001 EBITDA.............................    6.5x       4.3x      20.2x

PHARMACEUTICALS DIVISION:

                                                               MEDIAN      LOW        HIGH
                                                              --------   --------   --------
Enterprise value to 2000 EBIT...............................   13.8x       7.4x      26.7x
Enterprise value to 2001 EBIT...............................   12.0x       6.9x      23.0x
Enterprise value to 2000 EBITDA.............................   10.8x       4.2x      21.6x
Enterprise value to 2001 EBITDA.............................    9.4x       4.0x      19.1x

    These multiples were then applied to the projected calendar year 2000 and 2001 EBIT and EBITDA for Mallinckrodt's respiratory and pharmaceuticals divisions, respectively. Due to a lack of publicly traded comparable companies for Mallinckrodt's imaging division, J.P. Morgan estimated the value of Mallinckrodt's imaging division by applying estimated multiples of 9.5x 2001 EBIT and 7.0x 2001 EBITDA. This sum-of-the-parts analysis yielded implied equity values of approximately $41.00 to $52.00 per share for Mallinckrodt's common stock.

    It should be noted that no company utilized in the analysis above is identical to the respiratory or pharmaceuticals division of Mallinckrodt. In evaluating companies identified by J.P. Morgan as comparable to the divisions, J.P. Morgan made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Mallinckrodt, such as the impact of competition on the business of Mallinckrodt and the industry generally, industry growth and the absence of any material change in the financial condition and prospects of Mallinckrodt's divisions or the industry or in the financial markets in general.

    COMPARABLE TRANSACTION ANALYSIS. Using publicly available information, J.P. Morgan examined selected transactions with respect to Mallinckrodt's respiratory and pharmaceuticals divisions. Specifically, J.P. Morgan reviewed the following transactions (acquiror/target):

RESPIRATORY DIVISION                                             PHARMACEUTICALS DIVISION
--------------------                                --------------------------------------------------
Tyco International/U.S. Surgical                    Eastman Chemical/McWhorter Technologies

Tyco International/Kendall International            Watson/Schein

Koninklijke Philips Electronics/ATL Ultrasound      BASF/AHP Cyanamid (agricultural products)

Respironics/Healthdyne Technologies                 Hercules-Lehman Fund/Kelco

Mallinckrodt/Nellcor Puritan Bennett                Clariant AG/BTP

Baxter International/Research Medical               King/Medco

Millipore Corp/Amicon Inc. (National Medical Care)  Morgan Grenfell/Ciba Speciality Chemicals

                                                    Solutia/Vianova Resins

                                                    BASF/Rohm & Haas (industrial coatings)

                                                    Cookson Group/Asarco (specialty chemicals
                                                    division)

                                                    BASF/Chemdal International

                                                    Saint-Gobain/Furon

                                                    Ascot/Chirotech

                                                    RPM/DAP Products

                                                    Shire/Roberts

                                                    Suez Lyonnaise (Degremont)/Nalco

                                                    PPG Industries/Akzo Nobel's coatings business

                                                    Great Lakes Chemical/FMC's process additives
                                                    business

                                                    Cinven-Investcorp/Zeneca specialties chemicals

                                                    Rhodia/Albright & Wilson

                                                    Royster-Clark/IMC Global-agribusiness

                                                    Eastman Chemical/Lawter International

                                                    Rohm & Haas/Morton

                                                    DuPont/Herberts (Hoechst)

                                                    Laporte/Inspec Group

                                                    GenCorp/Sequa Chemicals

                                                    Hercules/BetzDearborn

                                                    Akzo Nobel/Courtaulds

                                                    Engelhard/Mallinckrodt-catalyst businesses

                                                    DSM/Gis-Brocades

                                                    Ciba Specialty Chemicals/Allied Colloids

                                                    Yule Catto/Holliday Chemical

                                                    DuPont/Protein Technologies International

                                                    Cambrex/BioWhittaker

                                                    VEBA/Degussa

                                                    ICI/Unilever Speciality Chemicals

                                                    Roche/Tastemaker

    J.P. Morgan applied a range of multiples derived from such analysis to the last twelve months' revenues and the last twelve months' EBIT of the respiratory and pharmaceuticals divisions, respectively. Due to a lack of public comparable transactions for Mallinckrodt's imaging division, J.P. Morgan estimated a change of control pre-tax value of Mallinckrodt's imaging division to be between $1.0 billion and $1.4 billion. Based on the above transaction analysis for Mallinckrodt's three businesses, J.P. Morgan arrived at an estimated range of equity values of approximately $43.00 to $48.00 per share for Mallinckrodt's common stock.

    DISCOUNTED CASH FLOW ANALYSIS. J.P. Morgan conducted a discounted cash flow analysis for the purpose of estimating the fully diluted equity value per share for Mallinckrodt's common stock. J.P. Morgan estimated the free cash flows that Mallinckrodt is expected to generate during fiscal years 2000 through 2005 based upon financial projections prepared by the management of Mallinckrodt through the year ended 2003 (Management Case) and upon publicly available financial projections of equity analysts through the year ended 2002 (Street Case). J.P. Morgan derived projections for 2004-2005 for the Management Case and for 2003-2005 for the Street Case by keeping sales growth and operating margins flat and taking into consideration the expiration of an Oximetry Sensor patent in 2003. J.P. Morgan also calculated a range of terminal asset values of Mallinckrodt at the end of the five-year period ending June 30, 2005 by applying a perpetual growth rate ranging from 2.5% to 3.5% of the free cash flow of Mallinckrodt during the final year of the five-year period. The free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 10.0% to 11.0%. The discount rate range was calculated by estimating the cost of debt financing and the cost of equity financing for Mallinckrodt, taking into account such variables as company size, industry risk, and debt and equity market conditions. The present value of the free cash flows and the range of terminal asset values were then adjusted for Mallinckrodt's June 30, 2000 quarter-end estimated excess cash and total debt. Based on the Street Case projections and the indicated discount rate range, the discounted cash flow analysis indicated a range of equity values of approximately $34.00 to $40.00 per share for Mallinckrodt's common stock. Based on the Management Case projections and the indicated discount rate range, the discounted cash flow analysis indicated a range of equity values of approximately $44.00 to $52.00 per share for Mallinckrodt's common stock.

    The summary set forth above does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that one must consider its opinion, the summary set forth above and its analyses as a whole. Selecting parts of the summary, without considering all of the analyses, could create an incomplete view of the processes underlying the analyses and opinion. In arriving at its opinion, J.P. Morgan considered the results of all of the analyses as a whole. No single factor or analysis was determinative of J.P. Morgan's fairness determination. Rather, the totality of the factors considered and analyses performed operated collectively to support its determination. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each such analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results. Actual values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not appraisals and do not reflect the prices at which businesses actually could be bought or sold.

    As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

    For services rendered in connection with the Merger, Mallinckrodt has agreed to pay J.P. Morgan (i) a retainer fee of $125,000 and (ii) a transaction fee of 0.20% of the transaction value (consideration received by the holders of Mallinckrodt common stock plus the debt of Mallinckrodt). The retainer fee will be credited against the transaction fee. In addition, Mallinckrodt has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

    J.P. Morgan and its affiliates maintain banking and other business relationships with Mallinckrodt and Tyco and their affiliates, respectively, for which J.P. Morgan receives customary fees. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Mallinckrodt or Tyco for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

REASONS OF TYCO FOR THE MERGER

    At a meeting held on June 22, 2000, Tyco's Board of Directors determined that the acquisition of Mallinckrodt was in keeping with its corporate strategy of complementing its internal growth with acquisitions that are likely to benefit from cost reductions and synergies when combined with Tyco's existing operations and that are expected to be accretive to earnings per share.

    In reaching its decision to adopt the merger agreement, Tyco's Board of Directors considered the following material factors:

    - the expectation that Mallinckrodt's business could be readily integrated with Tyco's healthcare products business, enabling Tyco to broaden its line of product offerings;

    - the expectation that the merger before restructuring and similar charges and assuming the realization of certain of the cost savings referred to below and other synergies would be immediately accretive to Tyco's earnings per share;

    - the belief of Tyco's management that there are prospects for reduction of Mallinckrodt corporate costs, possible elimination of facilities of the combined company and potential cost reductions for purchased materials and services;

    - the prospect of utilization of some of Mallinckrodt's businesses as a platform for further growth in the markets served by Mallinckrodt; and

    - Tyco's history of growth through acquisitions, including its substantial experience integrating acquired businesses with existing operations and thereby achieving synergies and cost savings.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    GENERAL

    Certain executive officers and directors of Mallinckrodt, in their capacities as such, may be deemed to have interests in the merger that are in addition to or different from their interests as shareholders of Mallinckrodt generally. These include, among other things, provisions in the merger agreement relating to indemnification and the acceleration and/or payout of benefits under certain agreements and employee benefit plans. Mallinckrodt's Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby.

    The following table lists, with respect to each of Mallinckrodt's executive officers, (1) the number of shares of Mallinckrodt common stock issuable to such officer upon exercise of stock options, all of which will be immediately exercisable upon consummation of the merger and which will be converted into options to acquire Tyco common shares based upon the exchange ratio and (2) the approximate amount of cash payments receivable in the event that either (i) the executive officer's employment is terminated under qualifying circumstances within two years after completion of the merger or (ii) the executive continues to be employed by Mallinckrodt on the second anniversary of the effective date of the merger. The plans and agreements governing these awards and payments are summarized below. Under circumstances described under "Agreements With Executives" below, the executive officers may be entitled to additional cash payments. Neither Mallinckrodt nor Tyco has determined whether the employment of any of these individuals will be terminated following the merger. Figures with respect to options are current as of August 1, 2000, the most recent date for which accurate figures are available.

                                                   MALLINCKRODT
                                                      OPTION          CASH
NAME OF EXECUTIVE OFFICER                           SHARES(1)      PAYMENTS(2)
-------------------------                          ------------   -------------
Barbara A. Abbett................................      47,100      $1,319,400
Ashok Chawla.....................................     109,700      $2,253,555
Michael J. Collins...............................     103,600      $2,056,500
Bruce K. Crockett................................      61,500      $1,681,470
Bradley J. Fercho................................      42,850      $1,793,025
Douglass B. Given................................      23,900      $1,793,251
John Q. Hesemann.................................      66,125      $1,943,400
C. Ray Holman....................................     452,950      $7,482,750
Roger A. Keller..................................     109,800      $2,032,275
Douglas A. McKinney..............................      66,200      $  855,520
Adeoye Y. Olukotun...............................      50,000      $1,655,370
Michael A. Rocca.................................     128,000      $2,406,045
William B. Stone.................................      97,100      $1,905,270
Frank A. Voltolina...............................      48,400      $  756,956
Forrest Whittaker................................      24,000      $1,991,250

------------------------

(1) The number of Tyco common shares issuable upon exercise of the options following the merger will equal the number of Mallinckrodt option shares multiplied by the exchange ratio.

(2) Excludes pension, welfare benefits and tax gross-up, if any.

    The following table lists, with respect to each of Mallinckrodt's non-employee directors, the number of shares of Mallinckrodt common stock issuable to each director upon exercise of options, all of which will be immediately exercisable upon consummation of the merger and which will be converted into options to acquire Tyco common shares based upon the exchange ratio.

                                                         MALLINCKRODT
                                                            OPTION
NAME OF NON-EMPLOYEE DIRECTOR                             SHARES(1)
-----------------------------                            ------------
Raymond E. Bentele.....................................     10,500
William L. Davis.......................................      5,250
Ronald G. Evens........................................     15,000
Peter B. Hamilton......................................      1,500
Roberta S. Karmel......................................     13,500
Claudine B. Malone.....................................      9,000
Brian M. Rushton.......................................      9,000
Anthony Viscusi........................................      7,500
Barry W. Wilson........................................          0(2)

------------------------

(1) The number of Tyco common shares issuable upon exercise of the options following the merger will equal the number of Mallinckrodt option shares multiplied by the exchange ratio.

(2) In lieu of options, Mr. Wilson received an award that is based on the value of 1,500 shares of Mallinckrodt common stock, as described under "Equity-Based Awards" below.

    AGREEMENTS WITH EXECUTIVES

    Mallinckrodt has entered into retention agreements with all of its executive officers which supersede the employment agreements (with certain limited exceptions) and the change in control agreements Mallinckrodt previously entered into with these executive officers. The agreements provide for the benefits described below in return for the executives' continued employment with Mallinckrodt and their agreement not to compete with Mallinckrodt for a period of two years following the termination of the executive's employment with Mallinckrodt (other than a termination that is a nonqualifying termination (as defined in the retention agreements) or that occurs following the third anniversary of the effective date of the merger). The agreements provide that, to the extent not already provided under Mallinckrodt's equity plans, any unvested stock options shall become vested and exercisable upon the effective date of the merger. The agreements also provide that if either the executive is employed by Mallinckrodt on the second anniversary of the effective date of the merger or the employment of the executive is either terminated by Mallinckrodt without cause or by the executive for good reason (as defined in the retention agreements) prior to the second anniversary of the effective date of the merger, then the executive shall receive a lump sum cash amount equal to a multiple of the sum of the executive's base salary plus the executive's target bonuses under Mallinckrodt's annual incentive plans for the year in which the merger occurs or, if greater, for the preceding year. For each of Mallinckrodt's executive officers, this amount is shown in the table above under the column "Cash Payments." In addition, if the executive is either terminated by Mallinckrodt without cause or terminates employment for good reason prior to the third anniversary of the effective date of the merger, then the executive shall receive:

    - a lump sum payment equal to the executive's pro rata target bonuses under Mallinckrodt's annual incentive plans for the year of termination and the target award or target bonus under any long-term incentive plan of Mallinckrodt,

    - three years' credited service under the Mallinckrodt's Supplemental Executive Retirement Plan and, with respect to Mr. Chawla and Mr. Hesemann or any other executive who is 55 years or older on the date of termination, an unreduced normal retirement benefit under the SERP,

    - continued participation in welfare insurance benefits for life, with respect to Mr. Chawla and Mr. Hesemann or any other executive who is 55 years or older on the date of termination, or a 24 month period, if the executive is less than 55 years old on the date of termination (other than Mr. Chawla and Mr. Hesemann),

    - either, at the election of the executive, a cash payment equal to $75,000 or outplacement services for three years, not to exceed $75,000, and

    - the right to retain all rights to indemnification and coverage under Mallinckrodt's director and officers liability insurance.

    In the event the payments to any executive under the retention agreement or otherwise are subject to the 20% parachute payment excise tax under Section 4999 of the Internal Revenue Code, Mallinckrodt will reimburse the executive in an amount sufficient to enable the executive to retain his benefits as if the excise tax had not applied.

    EQUITY-BASED AWARDS

    Pursuant to the terms of the merger agreement, upon consummation of the merger, all stock options under the stock option and stock incentive plans of Mallinckrodt will become immediately vested and exercisable. In addition, Mr. Barry Wilson, one of Mallinckrodt's non-employee directors, was granted an option on 1,500 phantom shares of Mallinckrodt common stock, that will be fully exercisable immediately prior to the consummation of the merger. Upon exercise of a phantom share, Mr. Wilson will be entitled to a cash payment equal to the product of the excess of (x) the fair market value of the number of Tyco common shares received by Mallinckrodt's shareholders for each share of Mallinckrodt common stock in connection with the merger over (y) the closing price of the Mallinckrodt common stock on June 23, 2000.

    MANAGEMENT INCENTIVE PLANS

    Mallinckrodt maintains an Executive Incentive Compensation Plan and a Management Incentive Compensation Plan that provide for incentive awards based in part upon the price of the Mallinckrodt common stock. In connection with the merger, both the EICP and the MICP for fiscal year 2000 were amended to provide that, for purposes of the stock indexing of target awards under the plans, the stock price for the current fiscal year would equal $27.50, adjusted to equal the price received by shareholders in the merger if the merger is consummated.

    RABBI TRUST AGREEMENT

    Mallinckrodt maintains a rabbi trust that provides for the funding of certain employee benefits plans upon the consummation of a change of control, including as a result of the merger, unless Mallinckrodt's Board of Directors otherwise provides. In connection with the merger, the rabbi trust agreement was amended to eliminate the discretion of Mallinckrodt's Board of Directors to not fund the trust and to provide for the funding of the retention agreements, the staff change in control severance plan, all nonqualified retirement plans and all deferred compensation plans.

    EMPLOYMENT OF C. RAY HOLMAN

    If the merger is consummated, Mr. Holman will serve as Senior Vice President of Tyco International (U.S.) Inc., reporting to L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer, and will serve as the Chairman of the Board of Mallinckrodt until December 31, 2002. During Mr. Holman's employment he will receive annual salary, annual and long-term incentive bonus opportunities and benefits at the same level as immediately prior to the consummation of the merger, with annual increases of cash compensation of at least 5% per year.
Mr. Holman will be entitled to participate in all employee benefit plans and equity arrangements made available to any other employee on a basis which is no less favorable than made available to any other employee. In addition, Mr. Holman will be entitled to certain perquisites comparable to those to which he presently is entitled. Upon Mr. Holman's termination of employment for any reason, Mr. Holman will be entitled to all the benefits provided under his retention agreement as if he was terminated by Mallinckrodt without cause or he resigned with good reason prior to the third anniversary of the effective date of the merger.

    INDEMNIFICATION OF DIRECTORS

    Mallinckrodt entered into a letter agreement that provides for the indemnification, to the full extent permitted by applicable law, of the members of Mallinckrodt's Board of Directors for any action or proceeding against a director by reason of the fact that they were a director of Mallinckrodt. Mallinckrodt will not indemnify a director, however, if it is established that
(i) the director acted in bad faith or (ii) the director personally gained a financial profit or other advantage to which he or she was not legally entitled.

MATERIAL U.S. FEDERAL INCOME TAX AND BERMUDA TAX CONSEQUENCES

    U.S. FEDERAL INCOME TAX CONSEQUENCES

    The following discussion is a summary of the material U.S. federal income tax consequences of the exchange of Mallinckrodt common stock for Tyco common shares in the merger and the ownership of Tyco common shares. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this document. The discussion below is also based on representations made by Tyco, Mallinckrodt and Tyco

Acquisition. If any of these representations is inaccurate, the tax consequences of the merger could differ from those described in this document.

    The discussion below is for general information only and, except where specifically noted, does not address the effects of any state, local or non-United States tax laws. In addition, the discussion below relates to persons who hold Mallinckrodt common stock and will hold Tyco common shares as capital assets. The tax treatment of a Mallinckrodt shareholder may vary depending upon such shareholder's particular situation, and certain shareholders may be subject to special rules not discussed below. Such shareholders would include, for example, partners of partnerships that hold Mallinckrodt common stock or will hold Tyco common shares, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, and individuals who received Mallinckrodt common stock pursuant to the exercise of employee stock options or otherwise as compensation. In addition, this discussion does not address the tax consequences to any Mallinckrodt shareholder who will own 5% or more of either the total voting power or the total value of the outstanding Tyco common shares after the merger, determined after there is taken into account ownership under the applicable attribution rules of the U.S. Internal Revenue Code and applicable Treasury Regulations, or non-U.S. Holders, defined below, who have held more than 5% of the Mallinckrodt common stock at any time within the five-year period ending at the consummation of the merger.

    As used in this section, a "U.S. Holder" means a beneficial owner of Mallinckrodt common stock who exchanges Mallinckrodt common stock for Tyco common shares and who is, for U.S. federal income tax purposes:

    - a citizen or resident of the U.S.;

    - a corporation, partnership or other entity, other than a trust, created or organized in or under the laws of the U.S. or any political subdivision thereof;

    - an estate whose income is subject to U.S. federal income tax regardless of its source; or

    - a trust

       (1) if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or

       (2) that has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

    As used in this section, a non-U.S. Holder is a holder of Mallinckrodt common stock who exchanges Mallinckrodt common stock for Tyco common shares and who is not a U.S. Holder.

1.  CONSEQUENCES OF THE MERGER

    In the opinion of PricewaterhouseCoopers LLP and Simpson Thacher & Bartlett:

    - The merger will constitute a reorganization within the meaning of
      Section 368 of the U.S. Internal Revenue Code that is not subject to
      Section 367(a)(1) of the Code pursuant to Treasury Regulation Section 1.367(a)-(3)(c) (other than with respect to a Mallinckrodt shareholder that is a "5% transferee shareholder" within the meaning of U.S. Treasury Regulation Section 1.367(a)-3(c)(5)(ii)); and

    - Each of Tyco, Tyco Acquisition and Mallinckrodt will be a party to the reorganization within the meaning of Section 368(b) of the Code.

    Based on those conclusions, the following additional material U.S. federal income tax consequences will result from the merger (other than with respect to Mallinckrodt shareholders that are 5% transferee shareholders):

    a. Mallinckrodt shareholders will not recognize any income, gain or loss on the exchange of Mallinckrodt common stock for Tyco common shares in the merger (except for cash received in lieu of fractional shares).

    b. The tax basis to a Mallinckrodt shareholder of the Tyco common shares received in exchange for Mallinckrodt common stock pursuant to the merger, including any fractional share interest in Tyco common shares for which cash is received, will equal such Mallinckrodt shareholder's tax basis in the Mallinckrodt common stock surrendered in exchange therefor.

    c. The holding period of a Mallinckrodt shareholder for the Tyco common shares received pursuant to the merger will include the holding period of the Mallinckrodt common stock surrendered in exchange therefor.

    d. A Mallinckrodt shareholder who is a U.S. Holder and who receives cash in lieu of a fractional share interest in Tyco common shares pursuant to the merger will be treated as having received such cash in exchange for such fractional share interest and generally will recognize capital gain or loss on such deemed exchange in an amount equal to the difference between the amount of cash received and the basis of the Mallinckrodt stock allocable to such fractional share. Non-U.S. Holders who receive cash in lieu of a fractional share interest in Tyco common shares will not be subject to United States income or withholding tax except as set forth in paragraph 3.b below.

    e. No income, gain or loss will be recognized by Tyco, Tyco Acquisition, Mallinckrodt or EVM as a result of the transfer to Mallinckrodt shareholders of the Tyco common shares provided by Tyco to Tyco Acquisition pursuant to the merger.

    Consummation of the merger is conditioned upon the receipt of opinions to the same effect as those described above as of the consummation of the merger. If delivery of such opinions is waived and there is a material change in the tax consequences of the merger, Mallinckrodt and Tyco will recirculate proxy materials regarding the merger and resolicit proxies. Such opinions are and will be based on, among other things, facts existing as of the dates of such opinions, certain representations as to factual matters made by Tyco, Tyco Acquisition, EVM and Mallinckrodt and the assumption that the merger is consummated in accordance with the terms of the merger agreement. Such representations or assumption, if incorrect in certain material respects, could jeopardize the conclusions reached in the opinions. Such opinions are not binding on the U.S. Internal Revenue Service or the courts.

2.  TRANSFER TAXES

    In the event that any state or local transfer taxes are imposed on Mallinckrodt shareholders as a result of the merger, Mallinckrodt will pay all such transfer taxes, if any, directly to state and local taxing authorities on behalf of all Mallinckrodt shareholders. Any such payments by Mallinckrodt made on behalf of the Mallinckrodt shareholders may result in dividend income to each Mallinckrodt shareholder on behalf of whom such payment is made. The amount of such dividend income attributable to each share of Mallinckrodt common stock cannot be determined at this time, but is not expected to be material.

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3.  OWNERSHIP OF TYCO COMMON SHARES

    a.  U.S. Holders

DISTRIBUTIONS

    Distributions made to U.S. Holders of Tyco common shares will be treated as dividends and taxable as ordinary income to the extent that such distributions are made out of Tyco's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds Tyco's current and accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces such U.S. Holder's tax basis in the Tyco common shares to the extent thereof, and thereafter as capital gain from the sale or exchange of property. The U.S. federal income tax treatment described in the immediately preceding sentence applies whether or not such distributions are treated as a return of capital for non-tax purposes. Amounts taxable as dividends generally will be treated as foreign source "passive" income for foreign tax credit purposes. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution by Tyco. U.S. Holders of Tyco common shares that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions by Tyco, because Tyco is a foreign corporation.

DISPOSITION

    Gain or loss recognized by a U.S. Holder of Tyco common shares on the sale, exchange or other taxable disposition of Tyco common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and such U.S. Holder's adjusted tax basis in the Tyco common shares surrendered. Such gain or loss will be long term capital gain or loss if such U.S. Holder's holding period for its Tyco common shares is more than one year. Any gain or loss so recognized generally will be United States source.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Certain U.S. Holders may be subject to information reporting with respect to payments of dividends on, and the proceeds of the disposition of, Tyco common shares. U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at a 31% rate. The amount of any backup withholding from a payment to a U.S. Holder will be allowable as a refund or credit against such holder's U.S. federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the U.S. Internal Revenue Service. U.S. Holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, Tyco common shares.

    b.  Non-U.S. Holders

DISTRIBUTIONS AND DISPOSITION

    In general, and subject to the discussion below under "Information Reporting and Backup Withholding," a non-U.S. Holder will not be subject to U.S. federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, Tyco common shares, unless either (1) the income or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the U.S. or (2) in the case of gain realized by an individual non-U.S. Holder upon a disposition of Tyco common shares, the non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met.

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    In the event that clause (1) in the preceding paragraph applies, such income or gain generally will be subject to regular U.S. federal income tax in the same manner as if such income or gain, as the case may be, were realized by a U.S. Holder. In addition, if such non-U.S. Holder is a non-U.S. corporation, such income or gain may be subject to a branch profits tax at a rate of 30%, although a lower rate may be provided by an applicable income tax treaty. In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    If the Tyco common shares are held by a non-U.S. Holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on and dispositions of Tyco common shares. Information reporting, and possibly backup withholding, may apply if the Tyco common shares are held by a non-U.S. Holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. Holder fails to provide appropriate information. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowable as a refund or credit against such holder's U.S. federal income tax liability provided that the requested information or appropriate claim for refund is furnished to the U.S. Internal Revenue Service. Non-U.S. Holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on and dispositions of Tyco common shares.

    BERMUDA TAX CONSEQUENCES

    In the opinion of Appleby Spurling & Kempe, attorneys in Bermuda for Tyco, there will be no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of the delivery of Tyco common shares to Mallinckrodt shareholders in exchange for Mallinckrodt common stock pursuant to the merger. In addition, as of the date hereof, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of Tyco common shares or in respect of distributions by Tyco with respect to Tyco common shares. Furthermore, Tyco has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an undertaking that, in the event of there being enacted in Bermuda any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation or any tax in the nature of an estate or inheritance tax or duty, the imposition of such tax shall not be applicable to Tyco or any of its operations, nor to its common shares nor to obligations of Tyco until the year 2016. This undertaking applies to Tyco common shares. It does not, however, prevent the application of Bermuda taxes to persons ordinarily resident in Bermuda.

    The foregoing discussion is intended only as a summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision whether to vote in favor of adoption of the merger agreement. Mallinckrodt shareholders are urged to consult their tax advisors concerning the United States federal, state, local and non-United States tax consequences of the merger to them.

ACCOUNTING TREATMENT

    The merger will be treated as a purchase for accounting and financial reporting purposes. Under this method of accounting, the assets and liabilities of Mallinckrodt will be recorded on Tyco's books at their estimated fair market value with the remaining purchase price reflected as goodwill. For more information, see the notes to the Unaudited Pro Forma Combined Condensed Financial Information beginning on page 75.

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CERTAIN LEGAL MATTERS

    Each of Tyco Acquisition and Mallinckrodt have committed to use, and Tyco Acquisition has committed to cause Tyco to use, its reasonable best efforts to take whatever actions are required to obtain necessary regulatory approvals.

    The Hart-Scott-Rodino Antitrust Improvements Act of 1976 prohibits Tyco and Mallinckrodt from completing the merger until certain information and materials have been furnished to the U.S. Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and a required waiting period has expired or been terminated. Tyco and Mallinckrodt have filed their Premerger Notification and Report Forms pursuant to the HSR Act with the FTC and the Antitrust Division. The applicable waiting period began on July 21, 2000. Tyco and Mallinckrodt expect that the applicable waiting period will expire on August 20, 2000, although the waiting period could be extended if the FTC or the Antitrust Division requests additional information. Even once the waiting period expires or has terminated, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking divestiture of substantial assets of Tyco or Mallinckrodt.

    The merger is also subject to notification to, and approval by, the Commission of the European Communities under Council Regulation (EEC)
No. 4064/89 of 21 December 1989 on the control of concentrations. Tyco and Mallinckrodt filed draft notification with the Commission on July 31, 2000 and anticipate filing formal notification with the Commission on or about
August 16, 2000. In general, the Commission has one month following notification to approve the merger or initiate an investigation to examine the merger more closely, which could take up to an additional four months.

    Neither Tyco nor Mallinckrodt believes that the consummation of the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, of the result.

    Tyco and Mallinckrodt do not believe that any additional material governmental filings in the United States or the European Economic Area, other than the certificate of merger in New York, are required with respect to the merger. In addition to the United States and the European Economic Area, Tyco and Mallinckrodt conduct operations in a number of countries where regulatory filings or approvals may be required in connection with the consummation of the merger. Tyco and Mallinckrodt believe that all such material filings and approvals have been made or obtained, or will be made or obtained, as the case may be.

U.S. FEDERAL SECURITIES LAW CONSEQUENCES

    Mallinckrodt shareholders who receive Tyco common shares in the merger can freely transfer such shares, except that persons who are deemed to be "affiliates," as such term is defined under the United States Securities Act of 1933, of Mallinckrodt prior to the merger may only sell shares they receive in the merger in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. Individuals or entities that control, are controlled by, or are under common control with, Mallinckrodt, including directors and certain officers of Mallinckrodt, are considered to be affiliates.

    In general, under Rule 145, for one year following the consummation of the merger, Mallinckrodt affiliates will be subject to the following restrictions on the public sale of Tyco common shares acquired in the merger:

    - a Mallinckrodt affiliate, together with certain related persons, may sell only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 under the Securities Act,

    - the number of Tyco common shares a Mallinckrodt affiliate may sell, together with certain related persons and certain persons acting in concert, within any three-month period may not

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
      exceed the greater of 1% of the outstanding Tyco common shares or the average weekly trading volume of such shares during the four calendar weeks preceding such sale, and

    - a Mallinckrodt affiliate may sell only if Tyco remains current with its informational filings with the SEC under the Exchange Act.

    After the end of one year from the consummation of the merger, a Mallinckrodt affiliate may sell Tyco common shares received in the merger without such manner of sale or volume limitations provided that Tyco is current with its Exchange Act informational filings and such Mallinckrodt affiliate is not then an affiliate of Tyco. Two years after the consummation of the merger, an affiliate of Mallinckrodt may sell such Tyco common shares without any restrictions so long as such affiliate had not been an affiliate of Tyco for at least three months prior to such sale.

DIVIDENDS

    Although the payment of dividends by Tyco in the future will depend on business conditions, Tyco's financial condition and earnings and other factors, Tyco expects to declare regularly scheduled dividends consistent with its past practices. The merger agreement restricts each of Mallinckrodt and Tyco from declaring, setting aside, making or paying any dividend or other distribution in respect of its capital stock, other than its regularly scheduled dividend consistent with past practices, during the period from the date of the merger agreement until the earlier of the termination of the merger agreement or the consummation of the merger.

STOCK EXCHANGE LISTING

    It is a condition to the merger that the New York Stock Exchange authorize for listing the Tyco common shares to be delivered in connection with the merger and to be issued upon exercise of the Mallinckrodt options (as adjusted pursuant to the merger agreement).

DISSENTERS' RIGHTS

    Holders of Mallinckrodt stock will not have dissenters' rights under the New York Business Corporation Law by reason of the merger agreement and the consummation of the merger.

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                   CERTAIN PROVISIONS OF THE MERGER AGREEMENT

GENERAL

    This section describes the material provisions of the merger agreement and Tyco's guarantee of Tyco Acquisition's and EVM's obligations under the merger agreement. This description is not complete, and shareholders are encouraged to read the full text of the merger agreement which is attached as Annex A to this document. In addition, important information about the merger agreement and the merger is provided in the previous section entitled "The Merger" beginning on page 22.

THE MERGER

    At the effective time of the merger, upon the terms and subject to the conditions of the merger agreement and the applicable provisions of the New York Business Corporation Law, EVM will be merged with and into Mallinckrodt, the separate corporate existence of EVM will cease, and Mallinckrodt will continue as the surviving corporation.

EFFECTIVE TIME

    Promptly after the satisfaction or waiver of the closing conditions set forth in the merger agreement, Mallinckrodt and EVM will file a certificate of merger with the Secretary of State of the State of New York, as prescribed by New York Business Corporation Law. The effect of this filing is that EVM will merge with and into Mallinckrodt, and Mallinckrodt will become an indirect subsidiary of Tyco. However, if the average share price of the Tyco common shares is less than the $37.00 floor price (or such lower floor price agreed to by Tyco Acquisition), Tyco Acquisition gives Mallinckrodt written notice of its intent to terminate the merger agreement, and Mallinckrodt prevents Tyco Acquisition from terminating the merger agreement by agreeing to an exchange ratio of 1.2838 (or such higher ratio agreed to by Tyco Acquisition), then the merger will not be consummated prior to the fourth business day following the date on which the closing conditions set forth in the merger agreement have been satisfied or waived.

MERGER CONSIDERATION

    GENERAL

    As a result of the merger, all outstanding shares of Mallinckrodt common stock will be converted into Tyco common shares based on an exchange ratio calculated in accordance with the terms of the merger agreement. Upon consummation of the merger, each outstanding share of Mallinckrodt 4% cumulative preferred stock will remain outstanding and will be redeemed by the surviving corporation promptly following the consummation of the merger in accordance with the redemption provisions of the 4% cumulative preferred stock.

    THE EXCHANGE RATIO

    The exchange ratio is designed to give Mallinckrodt shareholders $47.50 in value of Tyco common shares for each of their shares of Mallinckrodt common stock. The value of a Tyco common share for these purposes will be an average share price calculated by taking the average of the daily volume-weighted averages of the per share selling price of Tyco common shares as reported on the New York Stock Exchange Composite Transaction Tape over the five consecutive trading days ending on the trading day immediately preceding the date on which the closing conditions set forth in the merger agreement have been satisfied or waived. The exchange ratio is determined by dividing $47.50 by this average share price.

    If the average share price of Tyco common shares is less than a designated floor price, Tyco Acquisition has the right to terminate the merger agreement unless, after Tyco Acquisition gives Mallinckrodt written notice of its intention to terminate the merger agreement, Mallinckrodt agrees to

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an exchange ratio determined by dividing $47.50 by the floor price. Unless Tyco
Acquisition agrees to a lower price as described in the following paragraph, the floor price will be $37.00 and the exchange ratio to which Mallinckrodt would have to agree to prevent Tyco Acquisition from terminating the merger agreement is 1.2838. Based on an average share price that is less than $37.00, this 1.2838 exchange ratio would give Mallinckrodt shareholders Tyco common shares valued at less than $47.50 for each share of Mallinckrodt common stock. In this circumstance, Tyco Acquisition and Mallinckrodt could also agree to a higher exchange ratio, although neither Tyco Acquisition nor Mallinckrodt is under any obligation to do so. If the average share price of Tyco's common shares is less than the floor price and Tyco Acquisition does not give Mallinckrodt written notice of its intention to terminate the merger agreement, Mallinckrodt shareholders will receive $47.50 in value of Tyco common shares for each share of Mallinckrodt common stock based on the average share price.

    If the average share price of Tyco common shares measured over a five trading day period ending on the third trading day prior to the Mallinckrodt special meeting is less than $37.00, Tyco Acquisition may at that time irrevocably reduce the floor price to this average share price. If that were the case:

    - Tyco Acquisition could not give Mallinckrodt notice of its intention to terminate the merger agreement as described in the previous paragraph unless the average share price of Tyco common shares for the purposes of determining the exchange ratio was below this lower floor price;

    - if Tyco were entitled to, and did, give notice of termination, the exchange ratio to which Mallinckrodt must agree to prevent Tyco Acquisition from terminating the merger agreement would be $47.50 divided by such lower floor price. This exchange ratio would be higher than 1.2838; and

    - Mallinckrodt may postpone the special shareholders meeting for up to three business days.

    See the risk factor entitled "MALLINCKRODT SHAREHOLDERS COULD RECEIVE LESS THAN $47.50 IN VALUE OF TYCO COMMON SHARES FOR EACH SHARE OF MALLINCKRODT COMMON STOCK" on page 8. Also see the information under "Basis of Mallinckrodt's Determination to Adjust the Exchange Ratio if the Average Share Price is Less Than $37.00" below for a discussion of some of the factors Mallinckrodt may consider in deciding whether to agree to adjust the exchange ratio.

    FRACTIONAL TYCO SHARES

    A Mallinckrodt shareholder will not receive a fraction of a Tyco common share in the merger. A Mallinckrodt shareholder who would otherwise have been entitled to a fraction of a Tyco common share will instead receive a cash payment (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average share price of Tyco common shares.

    BASIS OF MALLINCKRODT'S DETERMINATION TO ADJUST THE EXCHANGE RATIO IF THE AVERAGE SHARE PRICE IS LESS THAN $37.00

    The average share price will not be known until the close of trading on the trading day immediately preceding the date on which the closing conditions set forth in the merger agreement will be satisfied or waived. Mallinckrodt has made no decision as to whether it would agree to a lower exchange ratio if the average share price were less than the floor price and Tyco Acquisition gave Mallinckrodt written notice of its intention to terminate the merger agreement as described in "The Exchange Ratio" above. In the event such decision is required to be made, Mallinckrodt's Board of Directors would consult with its management and legal and financial advisors and take into account,

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consistent with its fiduciary duties, all relevant facts and circumstances that exist at such time, including:

    - the amount of the decrease in the value of Tyco common shares to be received in the merger if the exchange ratio is adjusted;

    - general market, economic and business conditions;

    - management's assessment of the potential benefits expected to be realized by combining the operations of Mallinckrodt and Tyco;

    - other opportunities available to Mallinckrodt; and

    - whether the proposed merger continues to be in the best interests of Mallinckrodt and its shareholders.

    Adoption of the merger agreement by the Mallinckrodt shareholders will constitute approval of the decision by Mallinckrodt's Board of Directors to adjust the exchange ratio as provided in the merger agreement. Mallinckrodt shareholders will also be deemed to approve any adjustment to the exchange ratio agreed upon by Mallinckrodt and Tyco Acquisition that exceeds the ratio of $47.50 divided by the floor price (1.2838 if the floor price is $37.00). If Mallinckrodt so adjusts the exchange ratio, it does not intend to resolicit proxies and has not yet considered whether it will seek revised opinions from its financial advisors.

    STOCK OPTIONS

    Upon the consummation of the merger, each outstanding option to purchase shares of Mallinckrodt common stock, whether or not then exercisable, will continue to be subject to the same terms and conditions as were applicable to such option immediately prior to the consummation of the merger, except that:

    - upon the consummation of the merger, all Mallinckrodt options (other than options granted after the date of the merger agreement) will be 100% vested and exercisable;

    - each outstanding Mallinckrodt option will be exercisable for that number of whole Tyco common shares equal to the product of the number of shares of Mallinckrodt common stock issuable upon exercise of such option immediately prior to the consummation of the merger multiplied by the exchange ratio, rounded to the nearest whole number of Tyco common shares;

    - the per share exercise price for the Tyco common shares issuable upon exercise of Mallinckrodt options will be equal to the quotient determined by dividing the exercise price per share of the Mallinckrodt common stock at which the Mallinckrodt options were exercisable immediately prior to the consummation of the merger by the exchange ratio, rounded to the nearest whole cent; and

    - Tyco Acquisition or Mallinckrodt will take all necessary actions to enable the holders of Mallinckrodt options to effect a "brokered cashless exercise" of their options as of the consummation of the merger or promptly thereafter.

EXCHANGE OF MALLINCKRODT COMMON STOCK

    As soon as reasonably practicable after the consummation of the merger, Tyco Acquisition will instruct ChaseMellon Shareholder Services LLC, as exchange agent, to mail to each holder of record of Mallinckrodt common stock a letter of transmittal and instructions as to how to surrender certificates of Mallinckrodt common stock in exchange for certificates representing Tyco common shares and payment for any fractional Tyco shares. MALLINCKRODT SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

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
    Holders of certificates previously representing Mallinckrodt common stock will not be paid dividends or distributions on the Tyco common shares and will not be paid cash in lieu of a fractional Tyco common share until such certificates are surrendered to ChaseMellon for exchange. When such certificates are surrendered, any unpaid dividends declared by Tyco after the consummation of the merger and any cash in lieu of a fractional Tyco common share will be paid without interest. For all other corporate purposes, certificates that represented shares of Mallinckrodt common stock prior to the consummation of the merger will represent, from and after the consummation of the merger, the number of Tyco common shares and cash in respect of fractional Tyco shares into which such shares of Mallinckrodt common stock are actually converted in the merger.

    ChaseMellon will deliver Tyco common shares in exchange for lost, stolen or destroyed certificates if the owner of such certificates signs an affidavit of loss, theft or destruction, as appropriate. Tyco Acquisition may also, in its discretion, require the holder of such lost, stolen or destroyed certificates to deliver a bond in a reasonable sum as indemnity against any claim that might be made against Tyco, Tyco Acquisition or ChaseMellon with respect to alleged lost, stolen or destroyed certificates.

SURVIVAL AND REDEMPTION OF PREFERRED STOCK

    Upon the consummation of the merger, each outstanding share of Mallinckrodt 4% cumulative preferred stock will remain outstanding.

    The surviving corporation will redeem all of the outstanding shares of 4% cumulative preferred stock promptly following the consummation of the merger in accordance with the redemption provisions of the 4% cumulative preferred stock. Those provisions require the surviving corporation to mail a notice of redemption to the holders of the preferred stock at least 30 days in advance of the redemption date. The redemption proceeds are payable out of Mallinckrodt's assets. Tyco Acquisition and its affiliates (other than a subsidiary of the surviving corporation) will not reimburse the surviving corporation for these redemption payments.

REPRESENTATIONS AND WARRANTIES

    Mallinckrodt and Tyco Acquisition have made various customary mutual representations and warranties in the merger agreement about themselves and their respective subsidiaries, as well as, in the case of Tyco Acquisition, Tyco and its other subsidiaries. Tyco Acquisition's representations and warranties have been unconditionally guaranteed by Tyco.

CONDUCT OF BUSINESS BY MALLINCKRODT

    Mallinckrodt has agreed that, prior to the consummation of the merger, Mallinckrodt will conduct its business, and that of its subsidiaries, only in the ordinary course of business and in a manner consistent with past practice; and Mallinckrodt will use reasonable commercial efforts to preserve substantially intact the business organization of Mallinckrodt and its subsidiaries, to keep available the services of the present officers, employees and consultants of Mallinckrodt and its subsidiaries and to preserve the present relationships of Mallinckrodt and its subsidiaries with customers, suppliers and other persons with which Mallinckrodt or any of its subsidiaries has significant business relations. In particular, subject to certain exceptions, Mallinckrodt has agreed that neither it nor any of its subsidiaries, without the prior written consent of Tyco Acquisition, will:

    1. amend or otherwise change Mallinckrodt's Restated Certificate of Incorporation or By-laws;

    2. issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or any other ownership interest in Mallinckrodt or any of its subsidiaries or affiliates, subject to certain exceptions in the case of Mallinckrodt's equity-based incentive plans;

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    3.  sell, pledge, dispose of or encumber any assets of Mallinckrodt or any of its subsidiaries, other than sales of assets in the ordinary course of business and in a manner consistent with past practice or pursuant to other limited exceptions;

    4. - declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, other than quarterly dividends of up to $0.17 per share consistent with past practice,

       - split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock,

       - amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of its or its subsidiaries' securities,

       - settle, pay or discharge any claim, suit or other action brought or threatened against Mallinckrodt with respect to or arising out of a shareholder equity interest in Mallinckrodt, or

       - make any cross-border capital contributions to a subsidiary;

    5.  - make any acquisitions,

       - incur any indebtedness for borrowed money, other than pursuant to existing credit facilities,

       - issue any debt securities or assume, guarantee or endorse or otherwise become responsible for, the obligations of any person, or make any loans or advances (including loans and advances to employees of Mallinckrodt to fund the exercise price of Mallinckrodt options or otherwise to purchase shares of Mallinckrodt common stock), other than in the ordinary course of business consistent with past practice,

       - authorize any capital expenditures or purchases of fixed assets which are, in the aggregate, in excess of $30 million over the 12 months from the date of the merger agreement, or

       - enter into or materially amend any contract, agreement, commitment or arrangement to effect any of the above;

    6. - increase the compensation or severance payable or to become payable to its directors, officers, employees or consultants except in accordance with past practice,

       - grant any severance or termination pay to, or enter into or amend any employment or severance agreement with, any current or prospective employee of Mallinckrodt or any of its subsidiaries, or

       - establish, adopt, enter into or amend any collective bargaining agreement, benefit plan (including any plan that provides for the payment of bonuses or incentive compensation), trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or consultants or any of their beneficiaries;

    7.  change accounting policies or procedures;

    8. make any tax election or settle or compromise any United States federal, state, local or non-United States tax liability;

    9. pay, discharge or satisfy any claims, liabilities or obligations out of the ordinary course of business in excess of $5 million in the aggregate; or

    10. take, or agree in writing or otherwise to take, any of the actions described in (1) - (9) above or any action which would make any of the representations or warranties of Mallinckrodt

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       contained in the merger agreement untrue or incorrect or prevent
       Mallinckrodt from performing or cause Mallinckrodt not to perform its covenants under the merger agreement.

CONDUCT OF BUSINESS BY TYCO

    Tyco Acquisition has agreed that, prior to the consummation of the merger, it will take all action necessary to cause Tyco to conduct its business and that of its subsidiaries in the ordinary course of business and consistent with past practice, including actions taken by Tyco or its subsidiaries in contemplation of the merger, and will not, without the prior written consent of Mallinckrodt:

    1.  amend or otherwise change Tyco's Memorandum of Association or Bye-Laws;

    2. make or agree to make any acquisition or disposition which would materially delay or prevent the consummation of the merger and the other transactions contemplated by the merger agreement;

    3. declare, set aside, make or pay any dividend or other distribution on any of its capital stock, other than the regular quarterly cash dividends and other than a dividend to Tyco by a wholly-owned subsidiary of Tyco;

    4.  change accounting policies or procedures; or

    5. take, or agree in writing or otherwise to take, any action which would make any of the representations or warranties of Tyco Acquisition contained in the merger agreement untrue or incorrect or prevent Tyco Acquisition from performing or cause Tyco Acquisition not to perform its covenants under the merger agreement.

NO SOLICITATION

    Mallinckrodt has agreed that it will not solicit or encourage the initiation of any inquiries or proposals regarding any merger, sale of assets, sale of shares of capital stock or similar transactions involving Mallinckrodt or any of its subsidiaries that if consummated would constitute an "Alternative Transaction." An Alternative Transaction means:

    - any transaction pursuant to which any third party acquires more than 25% of the outstanding shares of any class of Mallinckrodt's equity securities, whether from Mallinckrodt or pursuant to a tender offer or exchange offer or otherwise,

    - a merger or other business combination involving Mallinckrodt pursuant to which any third party acquires more than 25% of the outstanding equity securities of Mallinckrodt or the entity surviving such merger or business combination,

    - any transaction pursuant to which any third party acquires more than 25% of the fair market value of all of the assets of Mallinckrodt and its subsidiaries, taken as a whole, immediately prior to such transaction, or

    - any other consolidation, business combination, recapitalization or similar transaction involving Mallinckrodt or any of its significant subsidiaries, other than transactions contemplated by the merger agreement.

    Any inquiry or proposal by a third party to effect an Alternative Transaction is referred to as an "Acquisition Proposal."

    Until the Mallinckrodt shareholders adopt the merger agreement, if Mallinckrodt's Board of Directors, following consultation with independent legal counsel, determines in good faith that such

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action is reasonably likely to be required to discharge properly its fiduciary duties, Mallinckrodt's Board of Directors, after notice to Tyco Acquisition, is permitted to:

    - furnish information to a third party which has made, but was not solicited to make in violation of the merger agreement, a BONA FIDE Acquisition Proposal that Mallinckrodt's Board of Directors concludes in good faith after consulting with a nationally recognized investment banking firm would, if consummated, constitute a "Superior Proposal." A Superior Proposal means any proposal made by a third party to acquire, directly or indirectly, for cash and/or securities all of Mallinckrodt's common stock or all or substantially all of Mallinckrodt's assets on terms which Mallinckrodt's Board of Directors reasonably believes (after consultation with a nationally recognized financial advisor) to be more favorable from a financial point of view to Mallinckrodt shareholders than the merger and the transactions contemplated by the merger agreement taking into account at the time of determination any changes to the financial terms of the merger proposed by Tyco Acquisition, and

    - consider and negotiate a BONA FIDE Acquisition Proposal that Mallinckrodt's Board of Directors concludes in good faith after consulting with a nationally recognized investment banking firm would, if consummated, constitute a Superior Proposal not solicited in violation of the merger agreement.

    Neither Mallinckrodt nor Mallinckrodt's Board of Directors may withdraw or modify, or propose to withdraw or modify, in a manner adverse to Tyco Acquisition or EVM, the Mallinckrodt Board's adoption of the merger agreement or its approval of the merger, except to the extent that Mallinckrodt's Board of Directors reasonably determines in good faith and after consultation with independent legal counsel that it is or is reasonably likely to be required to do so in order to discharge properly its fiduciary duties.

    In addition, unless the merger agreement has been terminated in accordance with its terms, Mallinckrodt and Mallinckrodt's Board of Directors may not enter into any agreement (other than a confidentiality agreement) with respect to, or otherwise approve or recommend, or propose to approve or recommend, any Acquisition Proposal or Alternative Transaction.

    The merger agreement expressly provides that the foregoing covenants shall not prohibit Mallinckrodt from taking and disclosing to its shareholders a position regarding an Alternative Transaction or Acquisition Proposal required by the Exchange Act or from making any disclosure to its shareholders required by applicable law or by the New York Stock Exchange.

    Mallinckrodt has agreed:

    - to immediately cease and cause to be terminated any existing discussions or negotiations with any third party (other than Tyco Acquisition and EVM) that were ongoing at the time of the execution of the merger agreement; and

    - not to release any third party from the confidentiality and standstill provisions of any agreement to which Mallinckrodt is a party.

    Mallinckrodt will ensure that the officers and directors of Mallinckrodt and its subsidiaries and any investment banker or other advisor or representative retained by Mallinckrodt are aware of the no-solicitation restrictions described in the merger agreement.

CERTAIN OTHER COVENANTS

    CONSENTS; APPROVALS

    Tyco Acquisition and Mallinckrodt will each use its reasonable best efforts (and Tyco Acquisition will cause Tyco to use its reasonable best efforts) to obtain, and to cooperate with each other in order to obtain, all consents, waivers, approvals, authorizations or orders, and Tyco Acquisition and

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
Mallinckrodt will make (and Tyco Acquisition will cause Tyco to make) all filings required in connection with the authorization, execution and delivery of the merger agreement and the consummation by them of the transactions contemplated thereby.

    INDEMNIFICATION AND INSURANCE

    For six years following the consummation of the merger, the certificate of incorporation and by-laws of the surviving corporation will contain the same indemnification provisions as are currently set forth in Mallinckrodt's Restated Certificate of Incorporation and By-laws, and such provisions will not be amended, modified or otherwise repealed in any manner that would adversely affect the rights thereunder of individuals who were directors, officers, employees or agents of Mallinckrodt at the consummation of the merger unless otherwise required by law.

    After the consummation of the merger, the surviving corporation will, to the fullest extent permitted under applicable law or under its certificate of incorporation or by-laws, indemnify and hold harmless each present and former director, officer or employee of Mallinckrodt or any of its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the merger agreement or otherwise with respect to any acts or omissions occurring at or prior to the consummation of the merger, to the same extent as provided in Mallinckrodt's Restated Certificate of Incorporation or By-laws or any applicable contract or agreement as in effect on the date of the merger agreement, in each case for a period of six years following the consummation of the merger.

    Following the merger, the surviving corporation will honor and fulfill in all respects Mallinckrodt's obligations under the indemnification agreements and employment agreements with Mallinckrodt's officers and directors existing at or before the consummation of the merger.

    In addition, Tyco Acquisition will provide, or cause the surviving corporation to provide, for a period of not less than six years after the consummation of the merger, Mallinckrodt's current directors and officers with an insurance and indemnification policy that provides coverage for events occurring at or prior to the consummation of the merger that is no less favorable than Mallinckrodt's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; PROVIDED, HOWEVER, that Tyco Acquisition and the surviving corporation will not be required to pay an annual insurance premium in excess of 200% of the annual premium currently paid by Mallinckrodt for such insurance, but in such case will purchase as much coverage as possible for such amount.

    NOTIFICATION OF CERTAIN MATTERS

    Tyco Acquisition and Mallinckrodt will each give each other prompt notice of the occurrence or nonoccurrence of any event which would reasonably be expected to cause any representation or warranty contained in the merger agreement to be materially untrue or inaccurate, or any failure of Mallinckrodt, Tyco Acquisition or EVM, as the case may be, materially to comply with or satisfy any covenant, condition or agreement contained in the merger agreement.

    FURTHER ACTION/TAX TREATMENT

    The parties to the merger agreement will use all reasonable efforts to, and Tyco Acquisition will cause Tyco to use all reasonable efforts to, take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the merger agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to each of their obligations under the merger agreement. The foregoing covenant includes Tyco's obligation to agree to divest, abandon,

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license, hold separate or take similar action with respect to any assets which are not material to Tyco or Mallinckrodt (but does not include any obligation by Tyco to divest, abandon, license or take similar action with respect to any material assets of Tyco or Mallinckrodt). In addition, Tyco Acquisition, EVM and Mallinckrodt will, and Tyco Acquisition will cause Tyco to, use its reasonable best efforts to cause the merger to qualify as a reorganization under the provisions of Section 368 of the U.S. Internal Revenue Code, as specified in the merger agreement, and will not, either before or after the consummation of the merger, take any actions which might reasonably be expected to prevent the merger from so qualifying.

    PUBLIC ANNOUNCEMENTS

    Tyco Acquisition and Mallinckrodt will not issue any press release or make any written public statement with respect to the merger or the merger agreement without the prior consent of the other party, which consent will not be unreasonably withheld, except as required by law or the regulations of the New York Stock Exchange.

    TYCO COMMON SHARES

    Tyco has guaranteed to take all actions necessary to transfer to Tyco Acquisition the Tyco common shares to be delivered by Tyco Acquisition to the Mallinckrodt shareholders in the merger. Tyco also has guaranteed to use its best efforts to list on the New York Stock Exchange the Tyco common shares to be delivered in the merger and to be issued upon exercise of the Mallinckrodt options (as adjusted pursuant to the merger agreement).

    CERTAIN EMPLOYEE BENEFITS

    During the period from the effective time of the merger through June 30, 2001, the surviving corporation will provide each person who was an employee of Mallinckrodt or its subsidiaries at the effective time with employee benefits that are comparable in the aggregate to those provided to such employees immediately prior to the effective time. During this same period, the surviving corporation will maintain severance plans, policies and programs for the benefit for these employees that are substantially comparable to the severance plans, policies and programs of Mallinckrodt as in effect for such employees immediately prior to the effective time of the merger. The surviving corporation will also maintain Mallinckrodt's income deferral program during this period. After this period, the surviving corporation will provide these employees with employee benefits that are comparable in the aggregate to those provided to similarly situated employees of subsidiaries of Tyco. The surviving corporation will recognize service accrued by Mallinckrodt employees prior to the effective time for purposes of eligibility, vesting and benefit accrual under employee benefit plans, will waive pre-existing condition limitations and eligibility waiting periods under any group health plan and will give credit for amounts paid prior to the effective time for purposes of applying deductibles, co-payments and out-of-pocket maximums.

    These provisions are subject to certain limitations and qualifications set forth in the merger agreement. These provisions may not be enforced against the surviving corporation by any employee of Mallinckrodt, and they do not prevent the surviving corporation or any other subsidiary of Tyco from amending or modifying any employee benefit plan, program or arrangement in any respect or terminating or modifying the terms and conditions of employment or other service of any person.

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CONDITIONS TO THE MERGER

    CONDITIONS TO OBLIGATION OF EACH PARTY TO EFFECT THE MERGER

    The obligations of Tyco Acquisition, EVM and Mallinckrodt to consummate the merger are subject to the satisfaction of the following conditions:

    1. EFFECTIVENESS OF REGISTRATION STATEMENT. The registration statement of which this document is a part has become effective under the Securities Act and the SEC has not issued any stop order suspending the effectiveness of such registration statement of which this document is a part, nor has it started or threatened any proceedings for that purpose or in respect of this document;

    2. SHAREHOLDER ADOPTION. The Mallinckrodt shareholders have adopted the merger agreement;

    3. ANTITRUST. All waiting periods applicable to the consummation of the merger under the HSR Act have expired or been terminated, and all necessary clearances and approvals for the merger under any non-U.S. antitrust laws have been obtained, other than for clearances or approvals under any non-U.S. antitrust laws which, if not obtained, would not be reasonably expected to have a material adverse effect on Mallinckrodt, Tyco or Tyco's Healthcare Group;

    4. GOVERNMENTAL ACTIONS. No action or proceeding has been instituted, pending or threatened by any governmental authority or administrative agency or before any governmental authority, administrative agency or court of competent jurisdiction, domestic or foreign, that is reasonably likely to result in an order, nor is any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction or other legal restraint in effect, which, in either case, prevents or seeks to prevent the consummation of the merger, prohibits or seeks to prohibit or limits or seeks to limit Tyco Acquisition from exercising all material rights and privileges pertaining to its ownership of the surviving corporation following the merger or the ownership or operation by Tyco or any of its subsidiaries of all or a material portion of the business or assets of the surviving corporation and its subsidiaries following the merger, or compels or seeks to compel Tyco or any of its subsidiaries (including the surviving corporation and its subsidiaries) to dispose of or hold separate assets which are material to Tyco or Mallinckrodt, as a result of the merger or the transactions contemplated by the merger agreement;

    5. ILLEGALITY. No statute, rule, regulation or order is enacted, entered, enforced or deemed applicable to the merger which makes the consummation of the merger illegal; and

    6. TAX OPINIONS. Mallinckrodt has received a written opinion of Simpson Thacher & Bartlett, counsel to Mallinckrodt, and Tyco Acquisition has received the written opinion of PricewaterhouseCoopers LLP, tax advisors to Tyco Acquisition, in form and substance reasonably satisfactory to each of them, with respect to the tax-free nature of the merger as specified in the merger agreement.

ADDITIONAL CONDITIONS TO OBLIGATIONS OF TYCO ACQUISITION AND EVM

    The obligations of Tyco Acquisition and EVM to complete the merger are also subject to the following conditions:

    1. REPRESENTATIONS AND WARRANTIES. Except as set forth in the merger agreement and except as would not reasonably be expected to have a material adverse effect on Mallinckrodt, the representations and warranties of Mallinckrodt in the merger agreement are true and correct in all respects, without giving effect to qualifications of materiality contained in those representations and warranties, on and as of the date of the consummation of the merger, with the same force and effect as if made on and as of the date of the consummation of the

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       merger, and Tyco Acquisition and EVM have received a certificate to such effect signed by the Chief Executive Officer or Chief Financial Officer of Mallinckrodt;

    2. AGREEMENTS AND COVENANTS. Mallinckrodt has performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the consummation of the merger, and Tyco Acquisition and EVM have received a certificate to such effect signed by the Chief Executive Officer or Chief Financial Officer of Mallinckrodt;

    3. CONSENTS OBTAINED. Mallinckrodt has obtained all material consents, waivers, approvals, authorizations or orders required to be obtained, and has made all filings required to be made by Mallinckrodt for the authorization, execution and delivery of the merger agreement and the consummation by it of the transactions contemplated by the merger agreement, except as would not reasonably be expected to have a material adverse effect on Mallinckrodt, Tyco Acquisition or Tyco; and

    4. AFFILIATE AGREEMENTS. Tyco Acquisition has received an agreement from each person who is identified as an "affiliate" of Mallinckrodt that he or she will only dispose of Tyco common shares received in the merger in compliance with the securities laws.

ADDITIONAL CONDITIONS TO OBLIGATION OF MALLINCKRODT

    The obligation of Mallinckrodt to complete the merger is also subject to the following conditions:

    1. REPRESENTATIONS AND WARRANTIES. Except as set forth in the merger agreement and except as would not reasonably be expected to have a material adverse effect on Tyco Acquisition and EVM, the representations and warranties of Tyco Acquisition and EVM contained in the merger agreement are true and correct in all respects, without giving effect to qualifications of materiality contained in those representations and warranties, on and as of the consummation of the merger, with the same force and effect as if made on and as of the date of the consummation of the merger, and Mallinckrodt has received a certificate to such effect signed by the President or Chief Financial Officer of Tyco Acquisition;

    2. AGREEMENTS AND COVENANTS. Tyco Acquisition and EVM have performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by them on or prior to the consummation of the merger, and Mallinckrodt has received a certificate to such effect signed by the President or Chief Financial Officer of Tyco Acquisition;

    3. CONSENTS OBTAINED. Tyco Acquisition and EVM have obtained all material consents, waivers, approvals, authorizations or orders required to be obtained, and have made all filings required to be made by Tyco Acquisition or EVM for the authorization, execution and delivery of the merger agreement and the guarantee and the consummation by them of the transactions contemplated by the merger agreement and the guarantee, except as would not reasonably be expected to have a material adverse effect on Mallinckrodt, Tyco Acquisition or Tyco; and

    4. LISTING. The New York Stock Exchange has authorized for listing the Tyco common shares issuable in connection with the merger and upon exercise of the Mallinckrodt options (as adjusted pursuant to the merger agreement).

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TERMINATION

    CONDITIONS TO TERMINATION

    The merger agreement may be terminated at any time prior to the consummation of the merger, notwithstanding the adoption of the merger agreement by the Mallinckrodt shareholders:

    1. by mutual written consent duly authorized by the Boards of Directors of Mallinckrodt and Tyco Acquisition;

    2. by either Tyco Acquisition or Mallinckrodt, if the merger has not been consummated by December 31, 2000, other than for reasons set forth in 3 below; PROVIDED, HOWEVER, that the right to terminate the merger agreement is not available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of, or resulted in, the failure of the merger to be consummated on or before December 31, 2000;

    3. by either Tyco Acquisition or Mallinckrodt, if Mallinckrodt shareholders do not adopt the merger agreement at the Mallinckrodt special meeting; PROVIDED, HOWEVER, that this right to terminate is not available to Mallinckrodt if Mallinckrodt fails to call the Mallinckrodt special meeting;

    4. by either Tyco Acquisition or Mallinckrodt, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission issues a nonappealable final order, decree or ruling or takes any other nonappealable final action which permanently restrains, enjoins or otherwise prohibits the merger;

    5. by Tyco Acquisition, if, whether or not permitted to do so by the merger agreement, Mallinckrodt or Mallinckrodt's Board of Directors:

       - withdraws, modifies or changes its approval, adoption or recommendation of the merger agreement or the merger in a manner adverse to Tyco Acquisition or has resolved to do so,

       - approves or recommends to Mallinckrodt shareholders an Acquisition Proposal or Alternative Transaction,

       - approves or recommends that Mallinckrodt shareholders tender their shares in any tender or exchange offer that is an Alternative Transaction,

       - fails to include the recommendation of Mallinckrodt's Board of Directors in favor of adoption of the merger agreement or fails to solicit from Mallinckrodt's shareholders proxies in favor of adoption of the merger agreement and all other reasonable action necessary or advisable to secure the vote or consent of Mallinckrodt's shareholders in favor of such adoption, or

       - takes any public position or makes any disclosures to Mallinckrodt shareholders that has the effect of any of the foregoing (it being understood and agreed that a communication by Mallinckrodt's Board of Directors to Mallinckrodt's shareholders pursuant to Rule 14d-9(f)(3) of the Exchange Act or any similar communication regarding the making or amendment of a tender offer shall not be deemed to constitute a basis of termination).

    6.  by either Tyco Acquisition or Mallinckrodt:

       - if any representation or warranty of the other party set forth in the merger agreement was untrue when made or has become untrue, or

       - upon a breach of any covenant or agreement set forth in the merger agreement by the other party,

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       such that in either case, the conditions to the terminating party's obligation to complete the merger described above under "Conditions to the Merger" would not be satisfied; PROVIDED THAT, if such misrepresentation or breach is curable prior to December 31, 2000 and the party in breach exercises its reasonable best efforts to cure the same, the merger agreement may not be terminated under this clause while such party continues to exercise such efforts;

    7.  by Mallinckrodt, if:

       - Mallinckrodt's Board of Directors has authorized Mallinckrodt to enter into a definitive agreement with respect to a Superior Proposal,

       - Mallinckrodt has notified Tyco Acquisition in writing that it intends to enter into a definitive agreement with respect to a Superior Proposal,

       - within two full business days of receipt of Mallinckrodt's written notification, Tyco Acquisition has not made an offer that Mallinckrodt's Board of Directors determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the Mallinckrodt shareholders as the Superior Proposal,

       - Mallinckrodt has paid Tyco Acquisition the fees and expenses required to be paid pursuant to the merger agreement,

       - the merger agreement has not already been adopted by the Mallinckrodt shareholders at the Mallinckrodt special meeting, and

       - Mallinckrodt has complied in all material respects with its no solicitation obligations as described on page 59.

    8. by Tyco Acquisition, if the average share price of the Tyco common shares for the five consecutive trading days ending on the trading day immediately preceding the date on which the closing conditions set forth in the merger agreement have been satisfied or waived is less than the $37.00 floor price (or such lower floor price agreed to by Tyco Acquisition, as described above under "The Exchange Ratio"), subject to the following conditions:

       - Tyco Acquisition must give Mallinckrodt written notice of its intention to terminate the merger agreement prior to 5:00 p.m. New York City time on the business day following the date on which the closing conditions set forth in the merger agreement have been satisfied or waived; and

       - by 5:00 p.m. New York City time on the third business day following the date on which the closing conditions have been satisfied or waived, Mallinckrodt has not delivered a notice to Tyco Acquisition agreeing that the exchange ratio will equal $47.50 divided by the floor price (1.2838, unless Tyco agrees to a floor price below $37.00).

       If Mallinckrodt agrees to adjust the exchange ratio, then the merger agreement will not terminate and will remain in effect in accordance with its terms (except that the exchange ratio will be adjusted accordingly).

    FEES AND EXPENSES

    Except as set forth below, each of Tyco Acquisition, EVM and Mallinckrodt will pay its own fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, whether or not the merger is consummated, provided that Tyco Acquisition and Mallinckrodt will share equally (1) all filing fees and printing expenses incurred in connection with the printing and filing of this document and the related registration statement and (2) all conveyance and similar taxes required to be paid or which Tyco Acquisition has agreed should be paid prior to the consummation of the merger.

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    Mallinckrodt will pay Tyco a fee of $110 million, and will pay the actual, documented and reasonable out-of-pocket expenses of Tyco and Tyco Acquisition relating to the merger of up to $3 million, upon the first to occur of any of the following events:

    1. the termination of the merger agreement by Tyco Acquisition or Mallinckrodt following the failure of the Mallinckrodt shareholders to adopt the merger agreement at the Mallinckrodt special meeting, if

       - Mallinckrodt or any third party publicly announces an Alternative Transaction within 12 months following the date of termination of the merger agreement and such transaction is at any time thereafter consummated on substantially the terms previously announced;

       - the average of the daily volume-weighted averages of the per share selling price of Tyco common shares as reported on the New York Stock Exchange Composite Transaction Tape over the five consecutive trading days ending on the third trading day prior to the Mallinckrodt special meeting is equal to or greater than the $37.00 floor price (or such lower floor price agreed to by Tyco Acquisition, as described above under "The Exchange Ratio"); and

       - the fair market value of the consideration for the Alternative Transaction is greater than $47.50 for each share of Mallinckrodt common stock;

    2. the termination of the merger agreement by Tyco Acquisition as permitted in the merger agreement and described in paragraph 5 under "Conditions to Termination" above; or

    3. the termination of the merger agreement by Mallinckrodt due to the acceptance by Mallinckrodt's Board of Directors of a Superior Proposal as permitted by the merger agreement and described in paragraph 7 under "Conditions to Termination" above.

    If Tyco Acquisition terminates the merger agreement because Mallinckrodt has breached a covenant or agreement (as described in paragraph 6 under "Conditions to Termination" above), Mallinckrodt must pay Tyco and Tyco Acquisition their respective expenses relating to the transactions contemplated by the merger agreement in an amount not to exceed $3 million. In addition, Mallinckrodt must pay Tyco a fee of $110 million if such breach was willful and Mallinckrodt or any third party publicly announces an Alternative Transaction within 12 months following the date of termination of the merger agreement and such transaction is at any time thereafter consummated on substantially the terms previously announced.

    As used in this section, the definition of Alternative Transaction is the same as the definition of Alternative Transaction used under "No Solicitation" above, except that such definition is modified to replace "25%" with "40%".

    If Tyco Acquisition terminates the merger agreement because a representation or warranty of Mallinckrodt was untrue when made (as described in paragraph 6 under "Conditions to Termination" above), Mallinckrodt must pay Tyco and Tyco Acquisition their respective expenses in an amount not to exceed $3 million.

    If Mallinckrodt terminates the merger agreement because Tyco Acquisition or EVM breached a covenant or agreement or because a representation or warranty of Tyco Acquisition or EVM was untrue when made (as described in paragraph 6 under "Conditions to Termination" above), Tyco Acquisition must pay Mallinckrodt its expenses in an amount not to exceed $3 million.

    The fee and/or expenses described above are payable within one business day after a demand for payment following the occurrence of the event requiring such payment; PROVIDED THAT, in no event will Tyco Acquisition or Mallinckrodt be required to pay such fee and/or expenses to the other if, immediately prior to the termination of the merger agreement, the other party was in material breach of its obligations under the merger agreement. In addition, Mallinckrodt will not be required to pay such fee and/or expenses if, immediately prior to the termination of the merger agreement, EVM was in material breach of its obligations under the merger agreement or Tyco was in material breach of its obligations under the guarantee.

    The fee payable under certain circumstances by Mallinckrodt to Tyco is intended, among other things, to compensate Tyco and Tyco Acquisition for their respective costs, including lost opportunity costs, if certain actions or inactions by Mallinckrodt or its shareholders lead to the abandonment of the merger. This may have the effect of increasing the likelihood that the merger will be consummated in accordance with the terms of the merger agreement. The fee may also have the effect of discouraging persons from making an offer to acquire all of or a significant interest in Mallinckrodt by increasing the cost of any such acquisition.

AMENDMENT AND WAIVER; PARTIES IN INTEREST

    The parties to the merger agreement may amend the merger agreement in writing by action taken by or on behalf of their respective Boards of Directors at any time prior to the consummation of the merger. However, after adoption of the merger agreement by the Mallinckrodt shareholders, the merger agreement cannot be amended without shareholder approval if shareholder approval of such amendment is required by law.

    At any time prior to the consummation of the merger, any party to the merger agreement may extend the time for the performance of any of the obligations or other acts by the other, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, or waive compliance with any of the agreements or conditions contained in the merger agreement. Any such extension or waiver will be valid if set forth in writing by the party or parties granting such extension or waiver.

    The merger agreement is binding upon and inures solely to the benefit of the parties thereto, and nothing in the merger agreement, express or implied, confers upon any other person any right, benefit or remedy of any nature whatsoever, other than certain indemnification, employment and insurance obligations of Tyco Acquisition and Mallinckrodt following the consummation of the merger which are intended for the benefit of certain specified officers, directors and employees of Mallinckrodt and may be enforced by such individuals and other than certain obligations of the parties to pay certain fees and expenses.

GUARANTEE

    Tyco has fully and unconditionally guaranteed the representations, warranties, covenants, agreements and other obligations of Tyco Acquisition and EVM under the merger agreement.

                   COMPARATIVE PER SHARE PRICES AND DIVIDENDS

TYCO

    Tyco common shares are listed and traded on the New York Stock Exchange, the London Stock Exchange and the Bermuda Stock Exchange. The following table sets forth the high and low sales prices per Tyco common share, as reported on the New York Stock Exchange Composite Transaction Tape, and the dividends paid on such shares, for the quarterly periods presented below. The price and dividends for the Tyco common shares have been restated to reflect the two-for-one stock split effected in the form of a stock dividend which was distributed on October 21, 1999. Although Tyco's fiscal year end is September 30, the information is presented on a calendar year basis.

                                               TYCO COMMON SHARES
                                               -------------------   DIVIDENDS
                                                 HIGH       LOW      PER SHARE
                                               --------   --------   ---------
1998:
First Quarter................................  $28.7188   $21.1875    $0.0125
Second Quarter...............................   31.5313    25.7188     0.0125
Third Quarter................................   34.5000    25.0000     0.0125
Fourth Quarter...............................   39.5938    20.1563     0.0125

1999:
First Quarter................................  $39.9688   $33.7500    $0.0125
Second Quarter...............................   47.4063    35.1875     0.0125
Third Quarter................................   52.9375    47.1250     0.0125
Fourth Quarter...............................   53.8750    23.0625     0.0125

2000:
First Quarter................................  $53.2500   $32.0000    $0.0125
Second Quarter...............................   51.3750    41.0000     0.0125
Third Quarter (through August 10, 2000)......   57.1875    45.5625      --

    See "Comparative Market Value Information" on page 18 for recent Tyco common share price information. Shareholders are urged to obtain current market quotations. See also the risk factor entitled "MALLINCKRODT SHAREHOLDERS COULD RECEIVE LESS THAN $47.50 IN VALUE OF TYCO COMMON SHARES FOR EACH SHARE OF MALLINCKRODT COMMON STOCK" on page 8.

    Under the terms of the merger agreement, other than its regularly scheduled quarterly dividend of $0.0125 per Tyco common share, Tyco is not permitted to declare, set aside, make or pay any dividend or distribution in respect of its capital stock from the date of the merger agreement until the earlier of the termination of the merger agreement and the consummation of the merger. The payment of dividends by Tyco in the future will be determined by the Tyco's Board of Directors and will depend on business conditions, Tyco's financial condition and earnings and other factors.

MALLINCKRODT

    Mallinckrodt common stock is listed and traded on the New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange. The following table sets forth the high and low sales prices per share of Mallinckrodt common stock, as reported on the New York Stock Exchange Composite Transaction Tape, and the dividends paid on such shares, for the quarterly periods presented below. Although Mallinckrodt's fiscal year end is June 30, the information presented here is on a calendar year basis.

                                                      MALLINCKRODT
                                                      COMMON STOCK
                                                   -------------------   DIVIDENDS
                                                     HIGH       LOW      PER SHARE
                                                   --------   --------   ---------
1998:
First Quarter....................................  $40.063    $34.688     $0.165
Second Quarter...................................   39.750     29.000      0.165
Third Quarter....................................   30.938     19.750      0.165
Fourth Quarter...................................   33.438     19.750      0.165

1999:
First Quarter....................................  $36.375    $25.563     $0.165(1)
Second Quarter...................................   37.563     25.688      0.165
Third Quarter....................................   37.188     28.938      0.165
Fourth Quarter...................................   35.813     29.000      0.165

2000:
First Quarter....................................  $33.313    $22.188     $0.165
Second Quarter...................................   44.875     25.750      0.165
Third Quarter (through August 10, 2000)..........   46.375     43.250      --

------------------------

(1) Includes a $0.05 per share rights redemption payment.

    See "Comparative Market Value Information" on page 18 for recent Mallinckrodt common stock price information. Shareholders are urged to obtain current market quotations.

    Under the terms of the merger agreement, other than its regularly scheduled quarterly dividends of up to $0.17 per share of Mallinckrodt common stock, Mallinckrodt is not permitted to declare, set aside, make or pay any dividend or distribution in respect of its capital stock from the date of the merger agreement until the earlier of the termination of the merger agreement and the consummation of the merger.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

    The merger is to be accounted for in accordance with the purchase method of accounting pursuant to APB Opinion No. 16. Accordingly, the accompanying unaudited pro forma combined condensed financial information gives effect to the transaction in accordance with the purchase method of accounting. Pursuant to Rule 11-02 of Regulation S-X, the unaudited pro forma combined condensed financial information excludes the results of extraordinary items.

    The unaudited pro forma combined condensed financial information should be read in conjunction with:

    1. Tyco's audited September 30, 1999 Consolidated Financial Statements, including the accounting policies and notes thereto, included in its Annual Report on Form 10-K/A filed on June 26, 2000,

    2. Tyco's unaudited Consolidated Financial Statements and notes thereto included in its Quarterly Report on Form 10-Q/A for the quarterly period ended March 31, 2000,

    3. Mallinckrodt's audited Consolidated Financial Statements, including the notes thereto, included in its Annual Report on Form 10-K for the fiscal year ended June 30, 1999, and

    4. Mallinckrodt's unaudited Consolidated Financial Statements and notes thereto included in its Quarterly Reports on Form 10-Q for the quarterly periods ending on September 30, 1999, December 31, 1999 and March 31, 2000.

    The following unaudited pro forma combined condensed financial information sets forth the results of operations for the fiscal year ended September 30, 1999 and the six months ended March 31, 2000, as if the merger had occurred at the beginning of fiscal 1999, and the financial position as of March 31, 2000, as if the merger had occurred as of that date. Mallinckrodt has a June 30 fiscal year end, which differs from Tyco's September 30 fiscal year end. The unaudited pro forma combined condensed statements of continuing operations for the fiscal year ended September 30, 1999 and the six months ended March 31, 2000 include the historical results of operations for Mallinckrodt for the fiscal year ended June 30, 1999 and the six months ended March 31, 2000, respectively. The unaudited pro forma combined balance sheet includes the financial position of Mallinckrodt at March 31, 2000.

    The unaudited pro forma combined condensed financial information has been prepared in accordance with generally accepted accounting principles in the United States. These principles require management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The unaudited pro forma combined condensed results of operations are not necessarily indicative of future operating results.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF CONTINUING
            OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 2000(1)(5)

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                             PRO FORMA       PRO FORMA
                                                   TYCO      MALLINCKRODT   ADJUSTMENTS      COMBINED
                                                ----------   ------------   -----------      ---------
                                                (RESTATED)
Net sales.....................................  $13,708.7      $1,340.8        $   --        $15,049.5
Cost of sales.................................   (8,647.2)       (756.0)        (72.3)(3)     (9,475.5)
Research and development......................         --         (72.3)         72.3 (3)           --
Selling, general and administrative
  expenses....................................   (2,507.7)       (354.6)        (36.3)(6)     (2,898.6)
Merger, restructuring and other non-recurring
  credits, net................................       75.4            --            --             75.4
Charge for the impairment of long-lived
  assets......................................      (99.0)           --            --            (99.0)
                                                ---------      --------        ------        ---------
Operating income..............................    2,530.2         157.9         (36.3)         2,651.8
Interest expense, net.........................     (370.9)        (35.7)           --           (406.6)
Nonoperating income, net......................         --          33.4            --             33.4
                                                ---------      --------        ------        ---------
Income from continuing operations before
  income taxes................................    2,159.3         155.6         (36.3)         2,278.6
Income taxes..................................     (546.6)        (50.9)           --           (597.5)
                                                ---------      --------        ------        ---------
Income from continuing operations.............  $ 1,612.7      $  104.7        $(36.3)       $ 1,681.1
                                                =========      ========        ======        =========
Income from continuing operations per common
  Share(2):
  Basic.......................................  $    0.95      $   1.52                      $    0.96
                                                =========      ========                      =========
  Diluted(4)..................................  $    0.94      $   1.51                      $    0.94
                                                =========      ========                      =========
Weighted average number of common shares(2):
  Basic.......................................    1,690.1          68.8                      $ 1,757.6
                                                =========      ========                      =========
  Diluted(4)..................................    1,713.8          69.1                      $ 1,781.3
                                                =========      ========                      =========

   See accompanying notes to unaudited pro forma combined condensed financial information.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF CONTINUING

         OPERATIONS FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999(1)(5)

                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                               PRO FORMA    PRO FORMA
                                                     TYCO      MALLINCKRODT   ADJUSTMENTS   COMBINED
                                                  ----------   ------------   -----------   ---------
                                                  (RESTATED)
Net sales.......................................  $22,496.5      $2,581.2       $    --     $25,077.7
Cost of sales...................................  (14,433.1)     (1,379.9)       (152.2)(3) (15,965.2)
Research and development........................         --        (152.2)        152.2 (3)        --
Selling, general and administrative expenses....   (4,436.3)       (722.5)        (72.6)(6)  (5,231.4)
Merger, restructuring and other non-recurring
  charges.......................................     (928.8)           --            --        (928.8)
Charge for the impairment of long-lived
  assets........................................     (507.5)           --            --        (507.5)
Other operating income, net.....................         --          11.3            --          11.3
                                                  ---------      --------       -------     ---------
Operating income................................    2,190.8         337.9         (72.6)      2,456.1
Interest income.................................       61.5           3.1                        64.6
Interest expense................................     (547.1)        (85.0)           --        (632.1)
Nonoperating loss, net..........................                     (1.6)                       (1.6)
                                                  ---------      --------       -------     ---------
Income from continuing operations before income
  taxes.........................................    1,705.2         254.4         (72.6)      1,887.0
Income taxes....................................     (637.5)        (81.5)           --        (719.0)
                                                  ---------      --------       -------     ---------
Income from continuing operations...............  $ 1,067.7      $  172.9       $ (72.6)    $ 1,168.0
                                                  =========      ========       =======     =========
Income from continuing operations per common
  share(2):
  Basic.........................................  $    0.65      $   2.41                   $    0.68
                                                  =========      ========                   =========
  Diluted(4)....................................  $    0.64      $   2.40                   $    0.67
                                                  =========      ========                   =========
Weighted average number of common shares(2):
  Basic.........................................    1,641.3          71.6                     1,708.8
                                                  =========      ========                   =========
  Diluted(4)....................................    1,674.8          71.9                     1,742.3
                                                  =========      ========                   =========

   See accompanying notes to unaudited pro forma combined condensed financial information.

                     UNAUDITED PRO FORMA COMBINED CONDENSED

                      BALANCE SHEETS AT MARCH 31, 2000(1)
                                 (IN MILLIONS)

                                                                                   PRO FORMA        PRO FORMA
                                                         TYCO      MALLINCKRODT   ADJUSTMENTS       COMBINED
                                                      ----------   ------------   -----------       ---------
                                                      (RESTATED)
                                                   ASSETS
Current assets:
Cash and cash equivalents...........................  $ 1,139.6      $   33.2     $       --        $ 1,172.8
Accounts receivable, net............................    5,257.3         452.5             --          5,709.8
Contracts in process................................      328.6            --             --            328.6
Inventories.........................................    3,480.5         484.7             --          3,965.2
Deferred income taxes...............................      559.6          78.2             --            637.8
Prepaid expenses and other current assets...........      940.1          64.4             --          1,004.5
                                                      ---------      --------     -----------       ---------
  Total current assets..............................   11,705.7       1,113.0             --         12,818.7
Property, plant and equipment, net..................    7,927.9         827.7             --          8,755.6
Goodwill and other intangibles, net.................   14,793.8       1,390.0        2,176.9 (7)     18,360.7
Long-term investments...............................      461.4            --           78.2 (3)        539.6
Deferred income taxes...............................      608.3           4.1             --            612.4
Other assets........................................      712.1          90.0          (78.2)(3)        723.9
                                                      ---------      --------     -----------       ---------
  Total assets......................................  $36,209.2      $3,424.8     $  2,176.9        $41,810.9
                                                      =========      ========     ===========       =========

                                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Loans payable and current portion of long-term
  debt..............................................  $ 1,431.6      $  481.6     $       --        $ 1,913.2
Accounts payable....................................    2,643.0         202.1             --          2,845.1
Accrued expenses and other current liabilities......    3,500.3         376.1           50.0 (8)      3,926.4
Contracts in process-billings in excess of cost.....      898.6            --             --            898.6
Deferred revenue....................................      279.5            --             --            279.5
Income taxes payable................................      900.2          80.5             --            980.7
Deferred income taxes...............................        2.2           0.9             --              3.1
                                                      ---------      --------     -----------       ---------
  Total current liabilities.........................    9,655.4       1,141.2           50.0         10,846.6
Long-term debt......................................   10,807.8         541.4             --         11,349.2
Other long-term liabilities.........................    1,259.4         324.7             --          1,584.1
Deferred income taxes...............................      721.9         340.2             --          1,062.1
                                                      ---------      --------     -----------       ---------
  Total liabilities.................................   22,444.5       2,347.5           50.0         24,842.0
                                                      ---------      --------     -----------       ---------
Retained earnings...................................    5,562.4       1,296.5       (1,296.5)(10)     5,562.4
Other shareholders' equity..........................    8,202.3        (219.2)       3,193.2 (9)     11,406.5
                                                                                       230.2 (10)
                                                      ---------      --------     -----------       ---------
  Total shareholders' equity........................   13,764.7       1,077.3        2,126.9         16,968.9
                                                      ---------      --------     -----------       ---------
  Total liabilities and shareholders' equity........  $36,209.2      $3,424.8     $  2,176.9        $41,810.9
                                                      =========      ========     ===========       =========

   See accompanying notes to unaudited pro forma combined condensed financial information.

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL INFORMATION

(1) Mallinckrodt has a June 30 fiscal year end, which differs from Tyco's September 30 fiscal year end. The unaudited pro forma results of operations for the fiscal year ended September 30, 1999 and the six months ended
    March 31, 2000 include the historical results of Mallinckrodt for the fiscal year ended June 30, 1999 and the six months ended March 31, 2000, respectively. The unaudited pro forma balance sheet includes the financial position of Mallinckrodt at March 31, 2000. The unaudited pro forma results of operations for the six months ended March 31, 2000 for Mallinckrodt exclude the results of operations for the first fiscal quarter ended September 30, 1999. Net sales were $614.1 million, operating income was $73.5 million and income from continuing operations was $37.7 million for the quarter ended September 30, 1999.

(2) The unaudited pro forma combined per share amounts are based on the pro forma combined weighted average number of common shares which equals Tyco's weighted average number of common shares outstanding for the period plus the total number of Tyco common shares that will be delivered to Mallinckrodt shareholders in the merger. The number of shares to be delivered in the merger is based on Mallinckrodt shareholders receiving 1.0040 Tyco common shares for each share of Mallinckrodt common stock held, which assumes an average share price equal to the closing price of Tyco common shares on the New York Stock Exchange on June 27, 2000 of $47.3125. The actual average share price may be higher or lower than this value. For purposes of the unaudited pro forma combined condensed financial information, it was assumed that 67,224,459 shares of Mallinckrodt common stock were outstanding as of June 27, 2000.

(3) Certain reclassifications, none of which affects income from continuing operations, have been made to the Mallinckrodt statements of operations in the unaudited pro forma combined condensed statements of continuing operations to classify research and development expenses on a consistent basis. Certain reclassifications have been made to Mallinckrodt's unaudited balance sheets to classify long-term investments on a consistent basis.

(4) Diluted income per common share from continuing operations for Tyco, after adding Liquid Yield Option Notes ("LYONs") discount amortization, was based on adjusted income from continuing operations available to common shareholders of $1,613.5 million for the six months ended March 31, 2000 and $1,071.6 million for the fiscal year ended September 30, 1999.

(5) There were no material transactions between Tyco and Mallinckrodt during any of the periods presented.

(6) The allocation of the purchase price to the fair value of assets and liabilities of Mallinckrodt has not yet been determined. Therefore, for purposes of the unaudited pro forma combined condensed financial information, the excess of the purchase price over the book value of net assets acquired of Mallinckrodt is being recorded as goodwill and amortized over an estimated composite 30 year life to selling, general and administrative expenses.

(7) Excess of the purchase price over the net assets acquired of Mallinckrodt. See (6) above for further discussion.

(8) Increase in accrued expenses for direct transaction costs incurred related to the merger.

(9) Increase in shareholders' equity for shares to be issued in the merger based on 67,224,459 shares of Mallinckrodt common stock outstanding on June 27, 2000 multiplied by 1.0040 multiplied by $47.3125, the closing price of Tyco common shares on June 27, 2000.

(10) Elimination of Mallinckrodt's equity accounts, with the exception of $11.0 million of 4% cumulative preferred stock which will remain outstanding and will be redeemed by the surviving corporation after the consummation of the merger.

(11) Accrued purchase liabilities and adjustments related to the integration of operations are expected to be recorded in connection with the merger with Mallinckrodt, but such amounts are not determinable at this time.

                      COMPARISON OF RIGHTS OF SHAREHOLDERS
                    OF MALLINCKRODT AND SHAREHOLDERS OF TYCO

    Mallinckrodt is a New York corporation, and the rights of Mallinckrodt's shareholders are governed by Mallinckrodt's Restated Certificate of Incorporation and By-laws. Upon the consummation of the merger, holders of Mallinckrodt common stock will become shareholders of Tyco and their rights will be governed by Tyco's Memorandum of Association and Bye-laws and by Bermuda law.

    The following is a summary of material differences between the rights of a holder of Mallinckrodt common stock and the rights of a Tyco shareholder arising from differences between the corporate laws of New York and Bermuda and the governing instruments of the two companies. This summary is not a complete description of those laws or governing instruments.

    Copies of Tyco's Memorandum of Association and Bye-laws and Mallinckrodt's Restated Certificate of Incorporation and By-laws have been filed with the SEC and will be sent to shareholders of Mallinckrodt upon request. See "Where to Find More Information" on page i.


          NEW YORK LAW AND CURRENT                      BERMUDA LAW AND CURRENT
    GOVERNING DOCUMENTS OF MALLINCKRODT               GOVERNING DOCUMENTS OF TYCO
------------------------------------------------------------------------------------------
                             SPECIAL MEETINGS OF SHAREHOLDERS
------------------------------------------------------------------------------------------

-  Under New York law, a special meeting of   -  Under Bermuda law and Tyco's Bye-Laws, a
   the shareholders may be called by the         special general meeting of shareholders
   board of directors or by such other           may be called at any time by Tyco's Board
   persons as may be so authorized by the        of Directors.
   certificate of incorporation or by-laws.   -  Tyco shareholders holding at least 10% of
-  In addition, under New York law, if, for      the paid-up voting capital of Tyco may
   a period of one month after the date          require Tyco to call a special general
   fixed by the by-laws for the annual           meeting.
   meeting of shareholders, there is a        -  Under Bermuda law, if an annual general
   failure to elect a sufficient number of       meeting is not held within three months
   directors to conduct the business of the      of the due date or any required number of
   corporation, the board of directors must      directors is not elected at such a
   call a special meeting of shareholders        meeting, the Registrar of Companies and,
   for the election of directors. If the         subject to any order made by the
   board of directors fails to do so,            Registrar, any creditor or shareholder
   holders of 10% of the votes of the shares     may apply to the Bermuda Supreme Court
   entitled to vote in an election of            for the winding up of the company.
   directors may demand the call of a
   special meeting for the election of
   directors.
-  Mallinckrodt's By-laws provide that a
   special meeting of the shareholders may
   be called at any time by the Chairman of
   the Board, the President or by a majority
   of directors.

                                          QUORUM
-------------------------------------------
-  Under New York law, except as set forth    -  The presence in person or by proxy of any
   in a corporation's certificate of             two Tyco shareholders at a general
   incorporation or by-laws, the presence in     meeting will generally constitute a
   person or by proxy of a majority of the       quorum.
   votes of shares entitled to vote
   constitutes a quorum; provided, however,
   that in no event shall a quorum


          NEW YORK LAW AND CURRENT                      BERMUDA LAW AND CURRENT
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   consist of less than one-third of the
   votes of shares entitled to vote at the
   meeting.
-  Mallinckrodt's By-laws provide that, at
   all shareholder meetings, a majority of
   the votes of capital stock outstanding
   and entitled to vote thereat, either in
   person or by proxy, shall constitute a
   quorum, except as may otherwise be
   provided by law.
                                      VOTING RIGHTS
-------------------------------------------
-  Under New York law, directors shall be     -  Under Bermuda law, any proposal at a
   elected by a plurality of the votes cast      general meeting may be decided by a
   at a meeting of shareholders by the           simple majority of the votes cast, except
   holders of shares entitled to vote in the     where the bye-laws of the company or
   election. Any other action to be taken        Bermuda law prescribe a different
   must be authorized by a majority of the       majority.
   votes cast in favor of or against such     -  Any proposal at a general meeting may be
   action at a meeting of shareholders by        decided by a show of hands of the
   the holders of shares entitled to vote        shareholders present in person unless a
   thereon, except as otherwise provided by      poll is demanded. Where a poll is
   law or by the certificate of                  demanded, a shareholder is entitled to
   incorporation or by-laws.                     one vote for each common share held by
                                                 the shareholder.
-  Mallinckrodt's Restated Certificate of     -  Tyco's Bye-laws provide that a Tyco
   Incorporation provides that holders of 4%     shareholder will lose voting rights:
   cumulative preferred stock and holders of  (1)  for the period the shareholder fails to
     common stock are entitled to one vote         comply with a notice from Tyco
     for each share held.                          requesting specified information
-  Mallinckrodt's Restated Certificate of          regarding such person's interest in
   Incorporation provides that at any time         Tyco shares, plus an additional ninety
   when 6 quarterly dividends on the 4%          days;
     cumulative preferred stock are in        (2)  if such shareholder fails after notice
     default, the holders of 4% cumulative    by Tyco to make a takeover offer in
     preferred stock are entitled, at the          accordance with the City Code on
     next annual meeting of shareholders for       Takeovers and Mergers of the United
     the election of directors, and until          Kingdom as applied by or in accordance
     payment of or provision for all               with Tyco's Bye-laws;
     dividends then in default, voting as a   (3)  upon notice by the directors, for
     class and excluding holders of           period of 180 days if such shareholder
     Mallinckrodt common stock or series           acquires 3% or more of the issued share
     preferred stock, to vote for and elect        capital of any class of Tyco shares and
     two members of Mallinckrodt's Board of        fails to notify Tyco of such
     Directors. Subject to the voting rights       acquisition within two days; or
     of any series of series preferred stock  (4)  upon notice by the directors, for a
     (no shares of which are outstanding on        period of 180 days if such shareholder
     the date hereof), the holders of common       holds 3% or more of the issued share
     stock, voting as a class and excluding        capital of any class of Tyco shares and
     the holders of 4% cumulative preferred        fails to notify Tyco of a change in the
     stock, are entitled to vote for and           shareholder's interests amounting to 1%
     elect the balance of the Board of             or more of the share capital of any
     Directors.                                    class.
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                          SHAREHOLDER NOMINATIONS AND PROPOSALS
-------------------------------------------
-  Mallinckrodt's By-laws provide that a      -  Any Tyco shareholder may nominate a
   shareholder may nominate a director for       director for election. Under Bermuda law,
   election at an annual or special meeting      only Tyco shareholders holding not less
   of shareholders or may bring up any other     than 5% of the total voting rights or 100
   matter for consideration at an annual         or more in number may require a proposal
   meeting of shareholders if the                to be submitted to an annual general
   shareholder delivers written notice to        meeting. Generally, notice of such a
   the secretary of Mallinckrodt no less         proposal must be deposited at the
   than 90 days and no more than 120 days        registered office of Tyco not less than
   before the date of the meeting. If notice     six weeks before the date of the meeting,
   or public disclosure of the date of the       unless the meeting is subsequently called
   shareholder meeting is given less than        for a date six weeks or less after the
   100 days prior to the meeting, a              notice has been deposited. Tyco's Board
   shareholder's notice will be timely given     of Directors can waive these
   if it is received by the secretary of         requirements, and the staff of the SEC
   Mallinckrodt no later than the close of       has taken the position that the SEC's
   business on the tenth day following the       proxy rules may require Tyco to include
   day on which such notice or prior public      in its proxy materials proposals of
   disclosure of the meeting date was made.      shareholders who do not satisfy these
                                                 requirements.
                                    DERIVATIVE ACTIONS
-------------------------------------------

-  Mallinckrodt shareholders do not have a    -  Tyco shareholders may not generally
   direct and individual right to enforce     initiate an action for a wrongdoing to the
   rights which could be asserted by             company. In certain limited
   Mallinckrodt, but may do so only              circumstances, however, Tyco shareholders
   derivatively on behalf of Mallinckrodt.       may proceed in a derivative action.
-  Under New York law, in order to proceed    -  The Bermuda courts would ordinarily
   in a derivative action against a           follow English precedent, which permits a
   corporation:                                  shareholder to commence a derivative
   (1)  the plaintiff must be a shareholder      action only if:
        of the corporation at the time the    (1)  the act complained of is alleged to be
        action is brought;                         beyond the corporate power of the
   (2)  the plaintiff must have been a                company or to be illegal;
        shareholder of the corporation at     (2)  the act complained of is alleged to
        the time of the transaction of which       constitute a fraud against the minority
        the plaintiff complains, or                shareholders by the majority
     plaintiff's shares must have devolved         shareholders who have used their
     on the plaintiff by operation of law;         controlling position to prevent the
     and                                              company from taking action against
   (3)  the complaint must set forth with             the wrongdoers;
        particularity the efforts of the      (3)  an act requires approval by a greater
        plaintiff to secure the action the         percentage of the company's
        plaintiff desires from the                 shareholders than actually approved it;
        corporation's board of directors or        or
     the plaintiff's reasons for not making
     the effort.
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   -  In certain circumstances, the           (4)  there is an absolute necessity to waive
      plaintiff may be required to post a          the general rule that a shareholder may
     bond.                                         not bring a derivative action so that
                                                   the company's memorandum of association
                                                   or bye-laws are not violated.
                                              -  Under Bermuda law, a shareholder who
                                                 complains that the affairs of a company
                                                 are being or have been conducted in a
                                                 manner oppressive or prejudicial to some
                                                 of the shareholders, including himself,
                                                 may petition the Bermuda Supreme Court
                                                 for relief, and the court has a wide
                                                 discretion to grant relief if it is
                                                 satisfied that the complaint is so
                                                 justified and that:
                                              (1)  to wind up the company would unfairly
                                                   prejudice those shareholders, but
                                              (2)  the facts otherwise would justify a
                                                   winding up order on just and equitable
                                                   grounds.
                                              Traditionally, such relief has been granted
                                              in relatively limited circumstances.
                                    BOARD OF DIRECTORS
-------------------------------------------
-  Under New York law, a board of directors   -  Under Bermuda law, a board of directors
   shall consist of one or more individuals,     must consist of at least two individuals
   with the number specified in or fixed in      and a maximum number of directors may be
   accordance with the by-laws or by action      determined by the shareholders in a
   of the shareholders or of the board of        general meeting or in accordance with the
   directors under the specific provisions       bye-laws.
   of a by-law adopted by the shareholders.
-  Mallinckrodt's By-laws provide that the    -  Tyco's Bye-laws provide that the number
   number of directors of Mallinckrodt may    of directors will be determined by the
   be determined from time to time by            shareholders at a general meeting,
   resolution adopted by a majority of the       provided that there are at least two
   entire Board of Directors, except that        directors. Tyco's Bye-laws require a
   such number shall not be less than 8 or       director to be a shareholder.
   more than 16 (excluding any directors
   elected by the holders of 4% cumulative
   preferred stock pursuant to
   Mallinckrodt's certificate of
   incorporation).

-  Under New York law, the certificate of     -  Bermuda law would permit a classified
   incorporation or the specific provisions   board of directors, but Tyco's Bye-laws do
   of a by-law adopted by the shareholders       not provide for one.
   may provide that the directors be divided
   into either two, three or four classes,
   with all
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   classes being as nearly equal in number
   as possible.
-  Mallinckrodt's Restated Certificate of
   Incorporation provides for three classes
   of directors, with at least two directors
   per class. Directors are elected on a
   rotating basis every three years.
                                   REMOVAL OF DIRECTORS
-------------------------------------------
-  Under New York law, any or all of the      -  Under Bermuda law, a director may,
   directors may be removed for cause by      subject to the bye-laws, be removed by vote
   vote of the shareholders, or, if the          of the shareholders at a special general
   certificate of incorporation or the           meeting called for the purpose.
   specific provisions of a by-law adopted
   by the shareholders so provide, by the
   board of directors. In addition, if the
   certificate of incorporation or the
   by-laws so provide, any or all of the
   directors may be removed without cause by
   vote of the shareholders.
-  Mallinckrodt's Restated Certificate of     -  A director of Tyco may be removed with or
   Incorporation provides that directors may     without cause by the shareholders or by
   be removed at any time by a majority vote     written resolution signed by all the
   of the shareholders entitled to vote,         other directors.
   except that directors elected by any
   class of stock, voting separately as a
   class, may be removed only by a majority
   vote of that class, voting separately as
   a class, so long as the voting power of
   that class continues.
                       AMENDMENTS TO CHARTER DOCUMENTS AND BY-LAWS
-------------------------------------------
-  Generally, under New York law, an          -  Bermuda law provides that a company may
   amendment of the certificate of               alter its memorandum of association by
   incorporation requires the vote of the        resolution passed at a general meeting of
   board of directors followed by the vote       shareholders of which due notice has been
   of a majority of all outstanding shares       given and, where required, with the
   entitled to vote thereon.                     consent of the Minister of Finance.
-  In its Restated Certificate of             -  Holders of at least 20% of any class of
   Incorporation, Mallinckrodt reserves the   the company's share capital may apply to the
   right to amend, alter, change or repeal       Bermuda Supreme Court to annul any
   any provision of its Restated Certificate     alteration. Upon such application, the
   of Incorporation. Certain provisions of       alteration will not have effect until it
   Mallinckrodt's Restated Certificate of        is confirmed by the Court.
   Incorporation may only be amended by a
   supermajority of all outstanding shares
   entitled to vote. For example:

   (1)  So long as Mallinckrodt's 4%          -  Tyco's Bye-laws provide that, if Tyco has
   cumulative preferred stock is              two or more classes of shares, the rights
                                                 attached
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       outstanding, Mallinckrodt cannot,         to any class of shares, unless otherwise
   without the affirmative vote or written       provided by the terms of such class, may
   consent of the holders of at least two-       be varied either by the consent in
   thirds thereof, amend its certificate of      writing of the holders of three-fourths
   incorporation in such a way as to:            of the shares of the class, or by a
   (A) alter or change the preferences,          resolution passed at a separate meeting
   special rights or powers of the 4%            of the holders of such class of shares by
   cumulative preferred stock so as to           holders of three-fourths of the shares of
   adversely affect the 4% cumulative            such class voting at such separate
   preferred stock, (B) increase or decrease     meeting. Certain procedural rules of such
   the number of shares of 4% cumulative         a separate meeting differ from the rules
   preferred stock authorized for issuance       of a Tyco general meeting.
   or (C) increase or decrease the par value
   of the 4% cumulative preferred stock.

   (2)  Article Eleven of Mallinckrodt's      -  Pursuant to Bermuda law, holders of at
   Restated Certificate of Incorporation,     least 10% of a class of shares in a company
   which requires a higher vote for certain      in which the share capital is divided
   business combinations, cannot be amended      into different classes may apply to the
   or repealed, nor can Mallinckrodt adopt       Bermuda Supreme Court to annul any
   any provision inconsistent with Article       variation in the rights attached to such
   Eleven, without the affirmative vote or       class of shares. Upon such application,
   consent of the holders of 80% of              the variation will not have effect until
   Mallinckrodt's outstanding voting stock,      it is confirmed by the Court.
   voting together as a single class.

-  Under New York law, a corporation's        -  Tyco's Bye-laws may only be amended by
   by-laws may be adopted, amended or            Tyco's Board of Directors and such
   repealed by a majority of the votes cast      amendment will become effective only
   by the shares at the time entitled to         after approval by the Tyco shareholders.
   vote in the election of any directors.

-  Mallinckrodt's By-laws provide that the
   by-laws may be amended at any shareholder
   meeting by a majority of the votes cast
   at such meeting by the holders of shares
   entitled to vote thereon, represented
   either in person or by proxy. In
   addition, Mallinckrodt's Board of
   Directors at any meeting may make, alter,
   amend and repeal any by-laws by a
   majority vote. Any by-laws made by
   Mallinckrodt's Board of Directors may be
   altered or repealed by Mallinckrodt's
   shareholders.
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                                     SHARE PURCHASES
-------------------------------------------
-  Mallinckrodt's Restated Certificate of     -  Tyco's Bye-Laws authorize Tyco's Board of
   Incorporation expressly authorizes            Directors to repurchase Tyco's own shares
   Mallinckrodt's Board of Directors to          for cancellation, up to an amount
   apply in its discretion such portion of       authorized by shareholders in a general
   Mallinckrodt's net income as it deems         meeting.
   advisable to redeem or purchase for
   retirement Mallinckrodt's 4% cumulative
   preferred stock at an amount not to
   exceed the redemption price of such
   stock, whether or not there are dividends
   in arrears on the 4% cumulative preferred
   stock and whether or not any dividends
   have been paid on Mallinckrodt common
   stock.
-  Mallinckrodt's Restated Certificate of     -  A subsidiary of Tyco may purchase Tyco
   Incorporation provides that the               shares. Tyco shares owned by a subsidiary
   affirmative vote of the holders of not        of Tyco may be voted on all matters on
   less than a majority of Mallinckrodt's        which shareholders are entitled to vote
   outstanding voting stock (considered as       and counted for quorum purposes.
   one class) is required before
   Mallinckrodt may purchase any outstanding
   shares of its common stock at a price
   known by Mallinckrodt to be above "market
   price" (as defined in the certificate of
   incorporation) from any person or entity
   known by Mallinckrodt to be a "selling
   shareholder" (as defined in the
   certificate of incorporation), unless
   Mallinckrodt makes the purchase on the
   same terms and as a result of a duly
   authorized offer to purchase any and all
   outstanding shares of Mallinckrodt common
   stock.
                      SALE, LEASE OR EXCHANGE OF ASSETS AND MERGERS
-------------------------------------------
-  Under New York law, the consummation of a  -  Under Bermuda law, a company's
   merger, consolidation, sale, lease,           shareholders are not generally required
   exchange or other disposition of all or       to approve a sale, lease or exchange of
   substantially all of the assets of a          all or substantially all of a company's
   corporation requires the approval of the      property and assets. However, Bermuda law
   corporation's board of directors and          requires shareholders to approve certain
   two-thirds of all outstanding shares of       forms of mergers and reconstructions.
   the corporation entitled to vote thereon.  -  A compromise or arrangement in connection
   The affirmative vote of a majority of all     with a scheme for the reconstruction of
   outstanding shares entitled to vote           the company on terms which include the
   thereon is required if:                       transfer of all or part of the
   (1)  the corporation was formed after              undertaking or the property of the
        February 22, 1998; or                         company to another company requires
   (2)  the corporation's certificate of              the approval of a majority in number
        incorporation expressly provides.             representing three-fourths in value
                                                      of the shareholders or class of
                                                      shareholders,
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-  Mallinckrodt was formed before February       as the case may be, present and voting
   22, 1998 and its Restated Certificate of      either in person or by proxy at the
   Incorporation is silent on this issue;        meeting, and the sanction of the Bermuda
   therefore, two-thirds of all of               Supreme Court.
   Mallinckrodt's outstanding stock entitled  -  Pursuant to Bermuda law, the amalgamation
   to vote on the merger agreement is            of two or more companies requires board
   required to adopt the merger agreement.       approval and the vote of three-fourths of
                                                 the shareholders of each such company.
                                                 The required vote of shareholders may be
                                                 reduced to not less than a majority by a
                                                 company's bye-laws. Tyco's Bye-Laws do
                                                 not provide for any such reduced
                                                 majority. For purposes of approval of an
                                                 amalgamation, all shares, whether or not
                                                 otherwise entitled to vote, carry the
                                                 right to vote. A separate vote of a class
                                                 of shares is required if the rights of
                                                 such class would be altered by virtue of
                                                 the amalgamation.
             SHARE ACQUISITIONS, BUSINESS COMBINATIONS AND RELATED PROVISIONS
-------------------------------------------

-  Under New York law, a corporation may not  -  Tyco's Bye-laws permit Tyco's Board of
   engage in any business combination with       Directors to make applicable to Tyco
   any interested shareholder, defined as        certain rules of the City Code on
   the beneficial owner of 20% or more of        Takeovers and Mergers issued by the Panel
   the voting power of a corporation, for a      on Takeovers and Mergers in the United
   period of five years following the date       Kingdom.
   that such shareholder became an            -  The City Code on Takeovers and Mergers
   interested shareholder, unless:               requires any person or group acting in
   (1)  prior to such time, the board of         concert which acquires shares which,
        directors of the corporation             together with shares previously owned by
        approved either the business                  it, have 30% or more of the voting
        combination or the transaction which          power of a company, to make an offer
        resulted in the shareholder becoming          to purchase all equity shares of the
        an interested shareholder;                    company and any of the company's
   (2)  it is approved no earlier than five           voting non-equity capital shares of
        years after the interested                    the type held by such person or
        shareholder's stock acquisition date          group. The offer price must not be
        by a majority of the shares not               less than the highest price paid in
        owned by, or by an affiliate of, the          the preceding 12 months for shares
        interested shareholder; or                    of the same class by such person or
   (3)  statutory fair price requirements             anyone in such group and must be
        are met.                                      made in cash or include a cash
                                                      alternative.

-  Article Eleven of Mallinckrodt's Restated  -  If a person or group owns 30% or more of
   Certificate of Incorporation provides         the Tyco shares, and Tyco's Board of
   that the affirmative vote of the holders      Directors determines that an offer under
   of at least 80% of the voting power of        the City Code is not expedient or the
   Mallinckrodt's then outstanding shares of     person or group is required to make such
   capital stock entitled to vote generally      an offer but fails to do so, Tyco's Board
   in the election of                            of Directors may
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   directors, voting together as a single        by notice require such a person or group
   class, is required to approve any             to make an offer which:
   transaction or contract which involves or     (1)  includes all shares of every class
   includes:                                     of share capital of Tyco, and Tyco's
   (1)  any merger or consolidation of                Board of Directors may also require
        Mallinckrodt or any subsidiary with           that the offer include all
        any Interested Shareholder (as                securities of Tyco convertible into
        hereinafter defined) or any other             Tyco shares;
        corporation which is, or after such      (2)  is in cash or includes a cash
        merger or consolidation would be, an          alternative;
        Interested Shareholder; or               (3)  is made within 30 days of Tyco's
   (2)  any sale, lease, exchange, mortgage,     Board of Directors' notice;
        pledge, transfer or other                (4)  remains open for at least 14 days
        disposition (in one transaction or       after the offer becomes unconditional;
        series of transactions) to or with       (5)  requires payment to be made within
        any Interested Shareholder of any             21 days after the offer becomes
        assets of Mallinckrodt or any                 unconditional; and
        subsidiary having an aggregate "fair     (6)  is at a price not less than the
        market value" (as defined in             highest price paid in the preceding 12
        Mallinckrodt's Restated Certificate           months for shares of the same class
        of Incorporation) of $50 million or           by the person or any member of the
        more; or                                      group, or if the price is
   (3)  the issuance or transfer by                   unavailable or inappropriate, then
        Mallinckrodt or any subsidiary (in            at a price fixed by Tyco's Board of
        one transaction or a series of                Directors. The purchase price for
        transactions) of any securities of            convertible securities must be on
        Mallinckrodt or any subsidiary to             terms Tyco's Board of Directors
        any Interested Shareholder or an              considers fair and reasonable.
        "affiliate" (as defined in
        Mallinckrodt's Restated Certificate
        of Incorporation) of any Interest
        Shareholder in exchange for cash,
        securities or other property (or
        combination thereof) having an
        aggregate "fair market value" (as
        defined in Mallinckrodt's Restated
        Certificate of Incorporation) of $50
        million or more; or
   (4)  the adoption of any plan or proposal
        for the liquidation or dissolution
        of Mallinckrodt proposed by or on
        behalf of any Interested Shareholder
        or any "affiliate" (as defined in
        Mallinckrodt's Restated Certificate
        of Incorporation) of any Interested
        Shareholder; or
   (5)  any reclassification of securities
        (including any reverse stock split),
        or recapitalization of Mallinckrodt,
        or any merger or consolidation of
        Mallinckrodt with any of its
        subsidiaries or any other
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       transaction (whether or not with or
        into or otherwise involving an
        Interested Shareholder) which has
        the effect of increasing the
        proportionate share of the
        outstanding shares of any class of
        "equity security" (as defined in
        Mallinckrodt's Restated Certificate
        of Incorporation) of the corporation
        or any subsidiary which is directly
        or indirectly owned by any
        Interested Shareholder or any
        "affiliate" (as defined in
        Mallinckrodt's Restated Certificate
        of Incorporation) of any Interested
        Shareholder.

Any transaction or contract referred to in
(1)-(5) above is a "Business Combination."

-  The provisions of Article Eleven of        -  The Rules Governing Substantial
   Mallinckrodt's Restated Certificate of        Acquisitions of Shares issued by the
   Incorporation do not apply if:                Takeover Panel provide, subject to
   (1)  the Business Combination has been        certain exceptions, that a person or
        approved by Mallinckrodt's Board of      group acting in concert may not acquire
        Directors in accordance with                  in a period of seven days shares
        Mallinckrodt's Restated Certificate           representing 10% or more of the
        of Incorporation; and                         voting shares of a company if those
   (2)  the price and procedural                      shares, when aggregated with shares
        requirements set forth in                     of the company already held by the
        Mallinckrodt's Restated Certificate           person or group, would carry more
        of Incorporation have been met.               than 15%, but less than 30%, of the
                                                      total voting rights of the company.
                                                      Tyco's Board of Directors may
                                                      require compliance with these rules
                                                      and may require any person or group
                                                      to dispose of any Tyco shares
                                                      acquired in violation of these
                                                      rules.
-  As used in Article Eleven of               -  Under Tyco's Bye-laws, any person who
   Mallinckrodt's Restated Certificate of        acquires an interest in 3% or more of the
   Incorporation, an "Interested                 issued share capital of any class of Tyco
   Shareholder" means any individual, firm,      is required to notify Tyco of that
   corporation or other entity who or which:     interest and of any change in that
   (1)  is the beneficial owner of 20% or        person's interest amounting to 1% or more
        more of the voting power of                   of the issued capital of any class.
        Mallinckrodt's outstanding "voting            Any such notification must be made
        stock" (as defined in Mallinckrodt's          within two business days after the
        Restated Certificate of                       relevant event. In determining the
        Incorporation); or                            percentage interest of any person
   (2)  is an affiliate of Mallinckrodt               for these and similar purposes,
        within the 2 year period immediately          interests of persons acting in
        prior to the date in question was             concert may be aggregated.
        the beneficial owner of 20% or more
        of the voting power of
        Mallinckrodt's outstanding
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       "voting stock" (as defined in
        Mallinckrodt's Restated Certificate
        of Incorporation); or
   (3)  is an assignee of or has otherwise
        succeeded to any shares of "voting
        stock" (as defined in Mallinckrodt's
        Restated Certificate of
        Incorporation) which were at any
        time within the 2 year period
        immediately prior to the date in
        question beneficially owned by any
        Interested Shareholder, if such
        assignment or succession shall have
        occurred in the course of a
        transaction or series of
        transactions not involving a public
        offering within the meaning of the
        Securities Act.
                 REQUIRED PURCHASE AND SALE OF SHARES; SHORT FORM MERGER
-------------------------------------------

-  Under New York law, a New York             -  Pursuant to Bermuda law, where the
   corporation owning at least 90% of the     transfer of shares or any class of shares in
   outstanding shares of each class of           a company to another company, has, within
   another New York corporation may merge        four months after the making of the offer
   the subsidiary into itself without            in this regard by the transferee company,
   approval of the subsidiary's shareholders     been approved by the holders of not less
   or merge itself into the subsidiary with      than 90% in value of the shares or class
   approval of the parent's shareholders.        of shares for which the offer was made,
                                                 within two months after the expiration of
                                                 the four month period, the transferee
                                                 company may give notice to any
                                                 non-approving shareholder that it desires
                                                 to acquire his or her shares. Such
                                                 transferee company will then be entitled
                                                 and bound to acquire such shares on the
                                                 terms on which shareholders that approved
                                                 such scheme or contract transferred their
                                                 shares, unless the Bermuda Supreme Court
                                                 orders otherwise upon application by the
                                                 dissenting shareholder.
                                              -  Within one month of the transfer of 90%
                                              in value of the transferor company's shares
                                                 or class of shares to the transferee
                                                 company, or to its nominee, the
                                                 transferee company is required to notify
                                                 the holders of the remaining shares of
                                                 such transfer. Within three months of the
                                                 giving of notice, any such remaining
                                                 holder of shares may require the
                                                 transferee company to acquire his or her
                                                 shares on the same terms as provided for
                                                 in the scheme or contract, or upon such
                                                 terms


          NEW YORK LAW AND CURRENT                      BERMUDA LAW AND CURRENT
    GOVERNING DOCUMENTS OF MALLINCKRODT               GOVERNING DOCUMENTS OF TYCO
------------------------------------------------------------------------------------------

                                                 as may be agreed, or upon such terms as
                                                 the Bermuda Supreme Court may determine
                                                 upon application of the transferee
                                                 company or the shareholder.
                                              -  Under Bermuda law, a holder or holders of
                                                 not less than 95% of the shares or any
                                                 class of shares in a Bermuda company may
                                                 give notice to the remaining shareholders
                                                 or class of shareholders of the intention
                                                 to acquire their shares, on the terms set
                                                 out in the notice. Bermuda law provides
                                                 that when such notice is given the
                                                 acquiring holder or holders shall be
                                                 entitled and bound to acquire the shares
                                                 of the remaining shareholders on the
                                                 terms set out in the notice, unless the
                                                 remaining shareholders exercise statutory
                                                 appraisal rights.
                                              -  Under Bermuda law, an amalgamation is
                                                 only permitted without a shareholder vote
                                                 when it is between a parent company and
                                                 its wholly-owned subsidiary or between
                                                 two or more wholly-owned subsidiaries.
                                    DISSENTERS' RIGHTS
-------------------------------------------
-  Under New York law, shareholders of a New  -  Under Bermuda law, a properly dissenting
   York corporation have the right to            shareholder who did not vote in favor of
   dissent and receive the payment of the        an amalgamation and who is not satisfied
   fair value of their shares in the case of     that he or she has been offered fair
   certain amendments or changes to the          value for his or her shares may apply to
   certificate of incorporation adversely        the court to appraise the fair value of
   affecting their shares, a merger or           his or her shares. If the Bermuda Supreme
   consolidation in which the corporation is     Court appraised value is greater than the
   a constituent corporation, any sale,          value received or to be received in the
   lease, exchange or other disposition of       amalgamation, the company must pay the
   all or substantially all of the               court appraised value to the dissenting
   corporation's assets and certain share        shareholder within one month of the
   exchanges. Shareholders do not have           appraisal, unless it decides to terminate
   appraisal rights with respect to mergers,     the amalgamation.
   consolidations and share exchanges, if     -  Bermuda law additionally provides a right
   their shares are listed on a national      of appraisal in respect of the situation
   securities exchange or designated as a        discussed under "Required Purchase and
   Nasdaq National Stock Market security.        Sale of Shares" above.

                                 LEGAL MATTERS

    The validity of the Tyco common shares to be issued to Mallinckrodt shareholders in connection with the merger will be passed upon by Appleby Spurling & Kempe, Hamilton, Bermuda, special counsel to Tyco. Certain other legal matters in connection with the merger will be passed upon for Tyco by Kramer Levin Naftalis & Frankel LLP, New York, New York, and by Appleby Spurling & Kempe. Michael L. Jones, secretary of Tyco, is a partner in Appleby Spurling & Kempe. Joshua M. Berman, a director and vice president of Tyco, is counsel to Kramer Levin Naftalis & Frankel LLP and beneficially owns 148,180 Tyco common shares. Certain federal income tax matters in connection with the merger will be passed upon for Mallinckrodt by Simpson Thacher & Bartlett, New York, New York.

                                    EXPERTS

    The Consolidated Financial Statements and financial statement schedule of Tyco as of September 30, 1999 and 1998 and for the years ended September 30, 1999 and 1998 and the nine months ended September 30, 1997 included in Tyco's Annual Report on Form 10-K/A filed June 26, 2000, and incorporated by reference in this document, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to certain subsidiaries its opinion is based upon the reports of other independent accountants, namely Deloitte & Touche LLP (as it relates to the consolidated statements of operations, changes in stockholders' equity and cash flows of United States Surgical Corporation and its subsidiaries for the nine months ended September 30, 1997 and the related financial statement schedule for the nine months ended September 30, 1997) and Arthur Andersen LLP (as it relates to the consolidated balance sheet of AMP Incorporated and its subsidiaries as of September 30, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998 and the nine months ended September 30, 1997). The Consolidated Financial Statements and financial statement schedule referred to above have been incorporated herein in reliance on said reports given on the authority of such firms as experts in auditing and accounting.

    The Consolidated Financial Statements of Mallinckrodt appearing in Mallinckrodt's Annual Report on Form 10-K for the year ended June 30, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such Consolidated Financial Statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                          FUTURE SHAREHOLDER PROPOSALS

    Mallinckrodt does not currently expect to hold a 2000 Annual Meeting of Shareholders because upon consummation of the merger Mallinckrodt will become an indirect wholly-owned subsidiary of Tyco. In the event the merger is not consummated, the 2000 Annual Meeting of Shareholders will be held. Proposals of Mallinckrodt shareholders to be included in the proxy statement to be mailed to all Mallinckrodt shareholders entitled to vote at the 2000 Annual Meeting of Shareholders were to be received at Mallinckrodt's principal executive offices not later than May 17, 2000. However, if the annual meeting is held and is delayed by more than 30 days from the originally scheduled date, Mallinckrodt will announce a new deadline in accordance with SEC regulations.

                                                                         ANNEX A

                            AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                        TYCO ACQUISITION CORP. VI (NV),
                                EVM MERGER CORP.
                                      AND
                               MALLINCKRODT INC.
                                   INCLUDING
                                   GUARANTEE
                                       OF
                            TYCO INTERNATIONAL LTD.
                                 JUNE 28, 2000

ARTICLE I       THE MERGER..................................................     A-4
  Section 1.01  THE MERGER..................................................     A-4
  Section 1.02  EFFECTIVE TIME..............................................     A-4
  Section 1.03  EFFECT OF THE MERGER........................................     A-4
  Section 1.04  CERTIFICATE OF INCORPORATION; BYLAWS........................     A-5
  Section 1.05  DIRECTORS AND OFFICERS......................................     A-5
  Section 1.06  EFFECT ON SECURITIES, ETC...................................     A-5
  Section 1.07  EXCHANGE OF SHARES..........................................     A-6
  Section 1.08  STOCK TRANSFER BOOKS........................................     A-8
  Section 1.09  NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK.........     A-8
  Section 1.10  LOST, STOLEN OR DESTROYED CERTIFICATES......................     A-8
  Section 1.11  TAX CONSEQUENCES............................................     A-8
  Section 1.12  TAKING OF NECESSARY ACTION; FURTHER ACTION..................     A-8

ARTICLE II      REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............     A-9
  Section 2.01  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES; MATERIAL
                ADVERSE EFFECT..............................................     A-9
  Section 2.02  CERTIFICATE OF INCORPORATION AND BY-LAWS....................    A-10
  Section 2.03  CAPITALIZATION..............................................    A-10
  Section 2.04  AUTHORITY RELATIVE TO THIS AGREEMENT........................    A-11
  Section 2.05  MATERIAL CONTRACTS; NO CONFLICT; REQUIRED FILINGS AND
                CONSENTS....................................................    A-11
  Section 2.06  COMPLIANCE; PERMITS.........................................    A-12
  Section 2.07  SEC FILINGS; FINANCIAL STATEMENTS...........................    A-13
  Section 2.08  ABSENCE OF CERTAIN CHANGES OR EVENTS........................    A-13
  Section 2.09  NO UNDISCLOSED LIABILITIES..................................    A-13
  Section 2.10  ABSENCE OF LITIGATION.......................................    A-14
  Section 2.11  EMPLOYEE BENEFIT PLANS; EMPLOYMENT AGREEMENTS...............    A-14
  Section 2.12  EMPLOYMENT AND LABOR MATTERS................................    A-18
  Section 2.13  REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS..........    A-18
  Section 2.14  RESTRICTIONS ON BUSINESS ACTIVITIES.........................    A-19
  Section 2.15  TITLE TO PROPERTY...........................................    A-19
  Section 2.16  TAXES.......................................................    A-19
  Section 2.17  ENVIRONMENTAL MATTERS.......................................    A-20
  Section 2.18  BROKERS.....................................................    A-21
  Section 2.19  INTELLECTUAL PROPERTY.......................................    A-21
  Section 2.20  INTERESTED PARTY TRANSACTIONS...............................    A-22
  Section 2.21  INSURANCE...................................................    A-23
  Section 2.22  PRODUCT LIABILITY AND RECALLS...............................    A-23
  Section 2.23  OPINION OF FINANCIAL ADVISOR................................    A-23

ARTICLE III     REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.....    A-23
  Section 3.01  ORGANIZATION AND QUALIFICATION; SUBSIDIARIES................    A-23
  Section 3.02  CAPITALIZATION..............................................    A-24
  Section 3.03  AUTHORITY RELATIVE TO THIS AGREEMENT........................    A-24
  Section 3.04  NO CONFLICTS; REQUIRED FILINGS AND CONSENTS.................    A-25
  Section 3.05  COMPLIANCE..................................................    A-25
  Section 3.06  SEC FILINGS; FINANCIAL STATEMENTS...........................    A-26
  Section 3.07  ABSENCE OF CERTAIN CHANGES OR EVENTS........................    A-26
  Section 3.08  NO UNDISCLOSED LIABILITIES..................................    A-26
  Section 3.09  ABSENCE OF LITIGATION.......................................    A-26
  Section 3.10  REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS..........    A-27
  Section 3.11  BROKERS.....................................................    A-27
  Section 3.12  OWNERSHIP OF PARENT AND MERGER SUB..........................    A-27

  Section 3.13  NO PRIOR ACTIVITIES.........................................    A-27
  Section 3.14  OWNERSHIP INTEREST IN THE COMPANY...........................    A-27
  Section 3.15  NO VOTE REQUIRED............................................    A-28

ARTICLE IV      CONDUCT OF BUSINESS PENDING THE MERGER......................    A-28
  Section 4.01  CONDUCT OF BUSINESS BY THE COMPANY..........................    A-28
  Section 4.02  NO SOLICITATION.............................................    A-30
  Section 4.03  CONDUCT OF BUSINESS BY GUARANTOR............................    A-32

ARTICLE V       ADDITIONAL AGREEMENTS.......................................    A-32
  Section 5.01  PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT..........    A-32
  Section 5.02  COMPANY SHAREHOLDERS MEETING................................    A-34
  Section 5.03  ACCESS TO INFORMATION; CONFIDENTIALITY......................    A-34
  Section 5.04  CONSENTS; APPROVALS.........................................    A-34
  Section 5.05  AGREEMENTS WITH RESPECT TO AFFILIATES.......................    A-35
  Section 5.06  INDEMNIFICATION AND INSURANCE...............................    A-35
  Section 5.07  NOTIFICATION OF CERTAIN MATTERS.............................    A-36
  Section 5.08  FURTHER ACTION/TAX TREATMENT................................    A-36
  Section 5.09  PUBLIC ANNOUNCEMENTS........................................    A-37
  Section 5.10  GUARANTOR COMMON SHARES.....................................    A-37
  Section 5.11  STOCK OPTIONS AND ESPP......................................    A-37
  Section 5.12  CERTAIN EMPLOYEE BENEFITS...................................    A-38
  Section 5.13  REDEMPTION OF THE COMPANY PREFERRED STOCK...................    A-39
  Section 5.14  ACCOUNTANTS LETTERS.........................................    A-39
  Section 5.15  COMPLIANCE WITH STATE PROPERTY TRANSFER STATUTES............    A-39
  Section 5.16  CONVEYANCE TAXES............................................    A-39

ARTICLE VI      CONDITIONS TO THE MERGER....................................    A-40
  Section 6.01  CONDITIONS TO OBLIGATION OF EACH PARTY TO EFFECT THE
                MERGER......................................................    A-40
  Section 6.02  ADDITIONAL CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER
                SUB.........................................................    A-41
  Section 6.03  ADDITIONAL CONDITIONS TO OBLIGATION OF THE COMPANY..........    A-41

ARTICLE VII     TERMINATION.................................................    A-42
  Section 7.01  TERMINATION.................................................    A-42
  Section 7.02  EFFECT OF TERMINATION.......................................    A-43
  Section 7.03  FEES AND EXPENSES...........................................    A-44

ARTICLE VIII    GENERAL PROVISIONS..........................................    A-45
  Section 8.01  EFFECTIVENESS OF REPRESENTATIONS, WARRANTIES AND
                AGREEMENTS..................................................    A-45
  Section 8.02  NOTICES.....................................................    A-45
  Section 8.03  CERTAIN DEFINITIONS.........................................    A-46
  Section 8.04  AMENDMENT...................................................    A-47
  Section 8.05  WAIVER......................................................    A-47
  Section 8.06  HEADINGS....................................................    A-47
  Section 8.07  SEVERABILITY................................................    A-47
  Section 8.08  ENTIRE AGREEMENT............................................    A-47
  Section 8.09  ASSIGNMENT..................................................    A-48
  Section 8.10  PARTIES IN INTEREST.........................................    A-48
  Section 8.11  FAILURE OR INDULGENCE NOT WAIVER; REMEDIES CUMULATIVE.......    A-48
  Section 8.12  GOVERNING LAW; JURISDICTION.................................    A-48
  Section 8.13  COUNTERPARTS................................................    A-48
  Section 8.14  WAIVER OF JURY TRIAL........................................    A-48
  Section 8.15  PERFORMANCE OF OBLIGATIONS..................................    A-48

                          AGREEMENT AND PLAN OF MERGER

    This AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is made and entered into as of June 28, 2000, among Tyco Acquisition Corp. VI (NV) ("PARENT"), a Nevada corporation and a wholly owned first tier subsidiary of Tyco International Ltd., a Bermuda company ("GUARANTOR"), EVM Merger Corp., a New York corporation and a wholly owned first-tier subsidiary of Parent ("MERGER SUB"), and Mallinckrodt Inc., a New York corporation ("THE COMPANY").

                              W I T N E S S E T H:

    WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective shareholders, and consistent with and in furtherance of their respective business strategies and goals, for Parent to acquire all of the outstanding shares of the Company through the merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth herein;

    WHEREAS, in furtherance of such combination, the Boards of Directors of Parent, Merger Sub and the Company have each adopted this Agreement providing for the merger (the "MERGER") of Merger Sub with and into the Company in accordance with the applicable provisions of the Business Corporation Law of the State of New York (the "NYBCL"), and upon the terms and subject to the conditions set forth herein;

    WHEREAS, Parent, Merger Sub and the Company intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (the "CODE") and that the transactions contemplated by this Agreement be undertaken pursuant to such plan;

    WHEREAS, Parent, Merger Sub and the Company intend that the Merger be accounted for as a purchase for financial reporting purposes;

    WHEREAS, pursuant to the Merger, each outstanding share (a "SHARE") of the Company's common stock, par value $1.00 per share (the "COMPANY COMMON STOCK"), shall be converted into the right to receive the Merger Consideration (as defined in Section 1.07(b)), upon the terms and subject to the conditions set forth herein; and

    WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the Company's willingness to enter into this Agreement, Guarantor has agreed fully and unconditionally to guarantee the representations, warranties, covenants, agreements and other obligations of Parent and Merger Sub in this Agreement (the "GUARANTEE");

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

DEFINITIONS:

    "ACQUISITION PROPOSAL" is defined in Section 4.02(a).

    "ADJUSTED OPTION" is defined in Section 1.06.

    "ADJUSTMENT ELECTION" is defined in Section 7.01(j).

    "AFFILIATE" is defined in Section 8.03.

    "AFFILIATE PLAN" is defined in Section 2.11(a)

    "AGREEMENT" is defined in preamble.

    "ALTERNATIVE TRANSACTION" is defined in Section 4.02(a).

    "ALTERNATIVE TRANSACTION CONDITION" is defined in Section 7.03(b).

    "AVERAGE SHARE PRICE" is defined in Section 1.06(a)

    "2000 BALANCE SHEET" is defined in Section 2.09.

    "BUSINESS DAY" is defined in Section 8.03.

    "CERTIFICATES" is defined in Section 1.06(f).

    "CERTIFICATE OF MERGER" is defined in Section 1.02.

    "CLOSING CONDITIONS SATISFACTION DATE" is defined in Section 1.06(a).

    "COBRA" is defined in Section 2.11(b).

    "CODE" is defined in the preamble.

    "COMPANY" is defined in the preamble.

    "COMPANY CHARTER DOCUMENTS" is defined in Section 2.02.

    "COMPANY COMMON STOCK" is defined in preamble.

    "COMPANY DISCLOSURE SCHEDULE" is defined in Section 2.01.

    "COMPANY EMPLOYEE PLAN" is defined in Section 2.11(a).

    "COMPANY FINANCIAL ADVISORS" is defined in Section 2.18.

    "COMPANY ESPP" is defined in Section 1.06(c).

    "COMPANY INTELLECTUAL PROPERTY ASSETS" is defined in Section 2.19(a)

    "COMPANY OPTION PLANS" is defined in Section 1.06(c).

    "COMPANY PERMITS" is defined in Section 2.06(b).

    "COMPANY PREFERRED STOCK" is defined in Section 2.03.

    "COMPANY SEC DOCUMENTS" is defined in Section 2.03.

    "COMPANY SHAREHOLDERS MEETING" is defined in Section 2.04(c).

    "COMPANY STOCK OPTIONS" is defined in Section 1.06(c).

    "CONFIDENTIALITY AGREEMENTS" is defined in section 5.03.

    "CONTROL" is defined in Section 8.3.

    "COVERED PERSONS" is defined in Section 5.06(c).

    "D&O INSURANCE" is defined in Section 5.06(d).

    "DAILY PER SHARE PRICE" is defined in Section 1.06(a).

    "DEFINED BENEFIT PLAN" is defined in Section 2.11(e).

    "DOL" is defined in Section 2.11(a).

    "DOLLARS" or "$" is defined in Section 8.3.

    "EMPLOYEE BENEFITS SUPPLEMENTAL DISCLOSURE SCHEDULE" is defined in
Section 2.11(a).

    "ERISA" is defined in Section 2.11(a).

    "EXCHANGE ACT" is defined in Section 2.05.

    "EXCHANGE AGENT" is defined in Section 1.07(a).

    "EXCHANGE RATIO" is defined in Section 1.06(a).

    "EFFECTIVE TIME" is defined in Section 1.02.

    "ENVIRONMENTAL CLAIM" is defined in Section 2.17(e).

    "ENVIRONMENTAL LAW" is defined in Section 2.17(e).

    "ENVIRONMENTAL HEALTH AND SAFETY LAWS" is defined in Section 2.05(c).

    "EXPENSES" is defined in section 7.03(b).

    "FLOOR PRICE" is defined in Section 7.03(b)(i)(B)

    "FEE" is defined in section 7.03(b).

    "GAAP" is defined in Section 2.07(b).

    "GOVERNMENTAL AUTHORITY" is defined in Section 2.05(c).

    "GUARANTEE" is defined in the preamble.

    "GUARANTOR" is defined in the preamble.

    "GUARANTOR CHARTER DOCUMENTS" is defined in Section 3.01(a).

    "GUARANTOR COMMON SHARES" is defined in Section 1.06.

    "GUARANTOR PREFERRED SHARES" is defined in Section 3.02(a).

    "GUARANTOR 1999 FORM 10-K" is defined in Section 3.01(b).

    "GUARANTOR SEC DOCUMENTS" is defined in Section 3.05.

    "2000 GUARANTOR BALANCE SHEET" is defined in Section 3.08.

    "HSR ACT" is defined in Section 2.05(c).

    "INDEMNIFIED PARTIES" is defined in section 5.06(b).

    "INTELLECTUAL PROPERTY ASSETS" is defined in Section 2.19(a).

    "IRS" is defined in Section 2.11(b).

    "ISO" is defined in Section 2.11(c).

    "KNOWLEDGE" is defined in Section 8.03.

    "MATERIAL ADVERSE EFFECT" is defined in Section 2.01(b).

    "MATERIALS OF ENVIRONMENTAL CONCERN" is defined in Section 2.17(e).

    "MEETING AVERAGE SHARE PRICE" is defined in Section 7.03(b).

    "MERGER" is defined in the preamble.

    "MERGER CONSIDERATION" is defined in Section 1.07(b).

    "MERGER SUB" is defined in the preamble.

    "NON-U.S. MONOPOLY LAWS" is defined in Section 2.05(c).

    "NYBCL" is defined in the preamble.

    "NYSE" is defined in Section 1.06(a).

    "PARENT" is defined in the preamble.

    "PARENT DISCLOSURE SCHEDULE" is defined in Section 3.01(b).

    "PBGC" is defined in Section 2.11(b).

    "PERSON" is defined in Section 8.03.

    "PROXY STATEMENT PROSPECTUS" is defined in Section 2.13(a).

    "REGISTRATION STATEMENT" is defined in Section 2.13.

    "SEC" is defined in Section 2.03.

    "SECURITIES ACT" is defined in Section 2.05(c).

    "SERIES PREFERRED STOCK" is defined in Section 2.03.

    "SHARE" is defined in the preamble.

    "SUBSIDIARY DOCUMENTS" is defined in Section 2.02.

    "SUPERIOR PROPOSAL" is defined in Section 4.02(a).

    "SURVIVING CORPORATION" is defined in Section 1.01.

    "SURVIVING COMPANY PREFERRED STOCK" is defined in Section 1.06(a)(ii).

    "TAX" is defined in Section 2.16(b).

    "TAX RETURN" is defined in Section 2.16(b).

    "TERMINATING BREACH" is defined in Section 7.01(h).

    "TERMINATING CHANGE" is defined in Section 7.01(g).

    "TERMINATING MISREPRESENTATION" is defined in Section 7.01(f).

    "TERMINATION NOTICE" is defined in Section 7.01(j).

    "THIRD PARTY" is defined in Section 4.02(a).

    "THIRD PARTY INTELLECTUAL PROPERTY ASSETS" is defined in Section 2.19(c).

                                   ARTICLE I
                                   THE MERGER

    Section 1.01 THE MERGER. (a) At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the NYBCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (hereinafter sometimes referred to as the "SURVIVING CORPORATION").

    Section 1.02 EFFECTIVE TIME. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.01, as promptly as practicable (and in any event within two business days) after the satisfaction or waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by filing a properly executed agreement or certificate of merger as contemplated by the NYBCL (the "CERTIFICATE OF MERGER"), together with any required related certificates, with the Secretary of State of the State of New York, in such form as required by, and executed in accordance with the relevant provisions of, the NYBCL; provided, however, that, unless the parties shall agree otherwise, if the Average Share Price is less than the Floor Price and Parent delivers a Termination Notice, the Merger shall not be consummated prior to the fourth business day following the Closing Conditions Satisfaction Date. The Merger shall become effective at the time of such filing or at such later time, which will be as soon as reasonably practicable, specified in the Certificate of Merger (the "EFFECTIVE TIME"). Prior to such filing, a closing shall be held at the offices of Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue, New York, NY, unless another time or place is agreed to in writing by the parties hereto, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VI.

    Section 1.03 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the NYBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the

Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    Section 1.04 CERTIFICATE OF INCORPORATION; BYLAWS. (a) At the Effective Time, the Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation of the Surviving Corporation; PROVIDED, HOWEVER, that at the Effective Time, Article Ninth of the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety: "The number of directors of the Corporation, exclusive of directors, if any, to be elected by holders of 4% Cumulative Preferred Stock or the holders of one or more series of Series Preferred Stock pursuant to the provisions of Paragraph 2 of Section (a) or Paragraph 3 of Section (b), respectively of ARTICLE THIRD herein, shall not be less than three nor more than nine."; and Article Tenth and Article Eleventh of the Certificate of Incorporation of the Company shall be deleted.

    (b) At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

    Section 1.05 DIRECTORS AND OFFICERS. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

    Section 1.06 EFFECT ON SECURITIES, ETC. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

    (a) CONVERSION OF SECURITIES. (i) Each Share issued and outstanding immediately prior to the Effective Time (excluding any Shares to be canceled pursuant to Section 1.06(b)) shall be converted, subject to Sections 1.06
(e) and (f), into the right to receive from Parent that number of fully paid and nonassessable common shares of Guarantor, par value U.S. $0.20 per share (the "GUARANTOR COMMON SHARES") equal to the Exchange Ratio.

    For purposes of this Agreement:

    "AVERAGE SHARE PRICE" means the average (rounded to the nearest 1/10,000) of the Daily Per Share Prices for the five consecutive trading days ending on the trading day immediately preceding the date (the "CLOSING CONDITIONS SATISFACTION DATE") on which all the conditions (excluding conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Time, so long as it is reasonably apparent that such conditions will be able to be satisfied at or prior to the Effective Time) set forth in Article VI shall have been satisfied or waived.

    "DAILY PER SHARE PRICE" for any trading day means the volume-weighted average (rounded to the nearest 1/10,000) of the per share selling price of Guarantor Common Shares for that day, as reported on the Composite Transaction Tape of the NYSE.

    "EXCHANGE RATIO" means $47.50 divided by the Average Share Price, subject to adjustment as provided in Section 7.01(j).

    "NYSE" means the New York Stock Exchange.

    (ii) Each issued and outstanding share of the Company Preferred Stock shall from and after the Effective Time, represent a fully paid and non-assessable share of 4% Cumulative Preferred Stock of the Surviving Corporation, par value $100 per share (the "SURVIVING COMPANY PREFERRED STOCK").

    (b) CANCELLATION. Each Share held in the treasury of the Company and each Share owned by Guarantor, Parent, Merger Sub or any direct or indirect, wholly-owned subsidiary of the Company or Guarantor immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

    (c) STOCK OPTIONS; EMPLOYEE STOCK PURCHASE PLAN. At the Effective Time, all options or rights ("COMPANY STOCK OPTIONS") to purchase Company Common Stock then outstanding, whether under (i) the Company's 1973 Stock Option Plan, as amended, (ii) the Company's 1981 Stock Option Plan, as amended, (iii) the Company's Directors' Stock Option Plan, (iv) the Company's Equity Incentive Plan, (iv) the Company's Nellcor Incorporated 1994 Equity Incentive Plan or
(vi) otherwise (together, the "COMPANY OPTION PLANS"), shall be treated in accordance with Section 5.11 of this Agreement. Rights outstanding under the Company's Employee Stock Purchase Plan or any similar U.S. or non-U.S. plan (the "COMPANY ESPP") shall be treated as set forth in Section 5.11 of this Agreement.

    (d) CAPITAL STOCK OF MERGER SUB. Each share of common stock, $0.01 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for 700,000 issued, fully paid and nonassessable shares of common stock, par value $1.00 per share, of the Surviving Corporation.

    (e) ADJUSTMENTS TO EXCHANGE RATIO ETC. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Guarantor or the Company shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Exchange Ratio, Floor Price, the Merger Consideration and any other amounts payable pursuant to the Merger or otherwise pursuant to this Agreement shall be appropriately adjusted.

    (f) FRACTIONAL SHARES. No certificates or scrip representing less than one Guarantor Common Share shall be issued in exchange for Shares upon the surrender for exchange of a certificate which immediately prior to the Effective Time represented outstanding Shares (the "CERTIFICATES"). In lieu of any such fractional share, each holder of Shares who would otherwise have been entitled to a fraction of a Guarantor Common Share upon surrender of Certificates for exchange shall be paid upon such surrender (and after taking into account all certificates surrendered by such holder) cash (without interest) in an amount equal to such fraction multiplied by the Average Share Price.

    Section 1.07 EXCHANGE OF SHARES. (a) EXCHANGE AGENT. Parent shall cause to be supplied to or for such bank or trust company as shall be designated by Parent and shall be reasonably acceptable to the Company (the "Exchange Agent"), in trust for the benefit of the holders of Company Common Stock, as needed for exchange and payment in accordance with this Section 1.07 through the Exchange Agent, certificates evidencing the Guarantor Common Shares issuable pursuant to
Section 1.06(a), the cash to be paid in lieu of fractional shares in exchange for outstanding Shares pursuant to Section 1.06(f) and the cash or other property in respect of any dividends or other distributions payable pursuant to
Section 1.07(c). Each certificate representing shares of Company Preferred Stock after the Effective Time shall represent an equal number of Surviving Company Preferred Stock without any additional action by the holder thereof.

    (b) EXCHANGE PROCEDURES. As soon as reasonably practicable after the Effective Time, Parent will cause the Exchange Agent to mail to each holder of record of Certificates (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify), and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing Guarantor Common Shares and cash in lieu of fractional shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor solely (A) certificates evidencing that number of whole Guarantor Common Shares which such holder has the right to receive in accordance with Section 1.06(a) in respect of the Shares formerly evidenced by such Certificate and (B) cash in respect of fractional shares as provided in Section 1.06(f) (the Guarantor Common Shares and cash in respect of fractional shares being referred to, collectively, as the "MERGER CONSIDERATION"), except that Shares held at the Effective Time in book-entry form shall be exchanged for Merger Consideration in accordance with the customary procedures of the Depository Trust Company.

    The holder of such Certificate, upon its exchange for Guarantor Common Shares, shall also receive any dividends or other distributions to which such holder is entitled pursuant to Section 1.07(c). Certificates surrendered shall forthwith be canceled following the Effective Time. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company as of the Effective Time, the Merger Consideration, dividends and distributions may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.07(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends or other distributions, to evidence the ownership of the number of full Guarantor Common Shares, and cash in respect of fractional shares, into which such Shares shall have been so converted.

    (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividends or other distributions declared or made after the Effective Time with respect to Guarantor Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Guarantor Common Shares such holder is entitled to receive until the holder of such Certificate shall surrender such Certificate in accordance with the provisions of Section 1.07(b). Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole Guarantor Common Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Guarantor Common Shares.

    (d) TRANSFERS OF OWNERSHIP. If any certificate for Guarantor Common Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for Guarantor Common Shares in any name other than that of the registered holder of the Certificate surrendered, or establish to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

    (e) ESCHEAT. Neither Parent, Merger Sub nor the Company nor any of their respective affiliates shall be liable to any holder of Company Common Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (f) WITHHOLDING RIGHTS. The Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock, and from any cash dividends or other distributions that the holder is entitled to receive under
Section 1.07(c), such amounts as the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-United States tax law. To the extent that amounts are so withheld by the Exchange Agent, such portion of the Merger Consideration and other such amounts payable under Section 1.07(c) that are withheld shall be treated for all purposes of this Agreement as having been received by the holder of the Shares in respect of which such deduction and withholding was made by the Exchange Agent.

    (g) UNDISTRIBUTED CERTIFICATES. Any portion of the certificates evidencing the Guarantor Common Shares, the cash to be paid in lieu of fractional shares and the cash or other property in respect of dividends or other distributions supplied to the Exchange Agent which remains undistributed to the holders of the Certificates for one year after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Section 1.07 shall thereafter look only to Parent for payment of their claim for Merger Consideration and any dividends or distributions with respect to Guarantor Common Shares.

    Section 1.08 STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Company Common Stock thereafter on the records of the Company.

    Section 1.09 NO FURTHER OWNERSHIP RIGHTS IN COMPANY COMMON STOCK. The Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

    Section 1.10 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration and any dividends or other distributions as may be required pursuant to this Article I; PROVIDED, HOWEVER, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Guarantor, Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

    Section 1.11 TAX CONSEQUENCES. It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of
Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

    Section 1.12 TAKING OF NECESSARY ACTION; FURTHER ACTION. Each of Parent, Merger Sub and the Company will take, and cause their affiliates to take, all such reasonable and lawful actions as may be necessary or appropriate in order to effectuate the Merger and the other transactions contemplated by this Agreement in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company hereby represents and warrants to Parent and Merger Sub as follows:

    Section 2.01 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES; MATERIAL ADVERSE EFFECT

    (a) Each of the Company and its subsidiaries is an entity duly organized, validly existing and (to the extent the concept of good standing exists in the applicable jurisdiction) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not reasonably be expected to have a Material Adverse Effect. Each of the Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not reasonably be expected to have a Material Adverse Effect. A true and complete list of all of the Company's subsidiaries is included as an exhibit to the Company's 1999 Annual Report on Form 10-K. A list of all subsidiaries of the Company together with the jurisdiction of organization of each such subsidiary and the percentage of each such subsidiary's outstanding capital stock owned by the Company or another subsidiary of the Company (in the case of any non-U.S. subsidiaries, without giving effect to any qualifying share ownerships of less than 1%) is contained in Section 2.01 of the written disclosure schedule previously delivered by the Company to the Parent (the "COMPANY DISCLOSURE SCHEDULE"). Except as set forth in Section 2.01 of the Company Disclosure Schedule or the Company SEC Documents, neither the Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than its wholly-owned subsidiaries), with respect to which interest the Company or a subsidiary has invested (and currently owns) or is required to invest
$5 million or more, excluding securities in any publicly-traded company held for investment by the Company and comprising less than five-percent of the outstanding stock of such company.

    (b) When used in connection with the Company or any of its subsidiaries or Guarantor or any of its subsidiaries, as the case may be, the term "MATERIAL ADVERSE EFFECT" means any change, effect or circumstance that is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of the Company and its subsidiaries or Guarantor and its subsidiaries, as the case may be, in each case taken as a whole; PROVIDED, HOWEVER, that the following shall be excluded from the definition of Material Adverse Effect and from any determination as to whether a Material Adverse Effect has occurred or may occur: changes, effects or circumstances, that are applicable to (A) the healthcare, pharmaceutical or medical device industries generally, (B) the United States securities markets generally, (C) personnel and other changes customarily attendant to transactions of the type contemplated by this Agreement and
(D) changes in economic, regulatory or political conditions generally.

    (c) The failure of a representation or warranty to be true and correct, either individually or together with the failure of other representations or warranties to be true and correct, or the failure to perform an obligation, agreement or covenant shall be deemed to have a Material Adverse Effect if
(x) the business, assets (including intangible assets), financial condition, or results of operations of the Company and its subsidiaries, or of Guarantor and its subsidiaries, as the case may be, in each case taken as a whole, are or are reasonably likely to be materially worse than if such representation or warranty had been true and correct or such obligation, agreement or covenant had been performed, excluding, however, the effects of the changes specified in the proviso set forth in Section 2.01(b), (y) in the case of the Company, such representation or warranty materially misstates the capitalization of the Company and/or its subsidiaries or (z) the failure of such representation or warranty to be true and correct or the failure to perform such obligation, agreement or covenant materially and adversely affects the ability of the Company or Parent, Merger Sub and Guarantor as the case may be, timely to consummate the transactions contemplated by this Agreement and, in the case of Guarantor, the Guarantee.

    Section 2.02 CERTIFICATE OF INCORPORATION AND BY-LAWS. The Company has heretofore made available to Parent a complete and correct copy of its Restated Certificate of Incorporation and By-laws as amended to date (the "COMPANY CHARTER DOCUMENTS"), and will make available to Parent, as promptly as practicable, the Certificate of Incorporation and By-laws (or equivalent organizational documents) of each of its subsidiaries reasonably requested by Parent (the "SUBSIDIARY DOCUMENTS"). All such Company Charter Documents and Subsidiary Documents are in full force and effect. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or By-laws or equivalent organizational documents, except for violations of the documents which do not and are not reasonably likely to materially interfere with the operations of such entity.

    Section 2.03 CAPITALIZATION. The authorized capital stock of the Company consists of 300,000,000 shares of the Company Common Stock and 1,400,000 shares of Series Preferred Stock, par value $1.00 per share (the "SERIES PREFERRED STOCK") and 100,000 shares of 4% Cumulative Preferred Stock, par value $100 per share (the "COMPANY PREFERRED STOCK"). As of June 26, 2000, (i) 67,224,459 shares of the Company Common Stock were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable (excluding treasury shares which are issued but not outstanding all of which are not entitled to vote) and none of which were issued in violation of preemptive or similar rights, (ii) no shares of the Company Common Stock were held by subsidiaries of the Company, (iii) 8,028,813 shares of the Company Common Stock were reserved for existing grants and 4,983,240 shares were reserved for future grants pursuant to the Company Stock Option Plans, and (iv) 1,479,882 shares of the Company Common Stock were reserved and available for future issuance pursuant to the Company ESPP. There are 98,330 shares of the Company Preferred Stock issued and outstanding, all of which are validly issued, fully paid and nonassessable and there are no outstanding shares of Series Preferred Stock. Except as set forth in Section 2.03 of the Company Disclosure Schedule, no change in such capitalization has occurred since June 26, 2000, except for changes resulting from the exercise or termination of Company Stock Options or transactions pursuant to the Company ESPP. Except as set forth in Section 2.01, this Section 2.03 or Section 2.11 or in Section 2.03 or Section 2.11 of the Company Disclosure Schedule or the Company SEC Documents, there are no options, warrants or other rights, agreements, arrangements or commitments of any character binding on the Company or any of its subsidiaries relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries. All shares of the Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully-paid and nonassessable.

    Except as disclosed in Section 2.03 of the Company Disclosure Schedule or the reports, schedules, forms, statements and other documents (the "COMPANY SEC DOCUMENTS") filed by the Company with the Securities and Exchange Commission ("SEC") since June 30, 1997 and prior to the date of this Agreement, there are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of the Company Common Stock or the capital stock of any subsidiary. Except as disclosed in Section 2.03 of the Company Disclosure Schedule or the Company SEC Documents, there are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than guarantees of bank obligations of subsidiaries entered into in the ordinary course of business. Except as set forth in Section 2.01 or 2.03 of the Company Disclosure Schedule, all of the outstanding shares of capital stock (other than directors' qualifying shares) of each of the Company's subsidiaries are duly authorized, validly issued, fully-paid and nonassessable, and all such shares (other than directors' qualifying shares and a DE MINIMIS number of shares owned by employees of such subsidiaries) are owned by the Company or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company's voting rights, charges or other encumbrances of any nature whatsoever.

    Section 2.04  AUTHORITY RELATIVE TO THIS AGREEMENT.

    (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the adoption of this Agreement by the Company's shareholders in accordance with the NYBCL and the Company Charter Documents and the filings and recording of appropriate merger documents as required by the NYBCL).

    (b) Assuming the accuracy of the representations and warranties in
Section 3.14, the provisions of Section 912 of the NYBCL and Article 11,
Section 1 of the Company's Restated Certificate of Incorporation will not apply to the Merger.

    (c) As of the date hereof, the Board of Directors of the Company has unanimously (i) determined that it is advisable and in the best interest of the Company's shareholders for the Company to enter into this Agreement and to consummate the Merger upon the terms and subject to the conditions of this Agreement, (ii) adopted this Agreement in accordance with the applicable provisions of the NYBCL, and (iii) recommended the adoption of this Agreement by holders of the Company Common Stock and directed that this Agreement be submitted for consideration by the Company's shareholders at the meeting of the shareholders of the Company to consider the Merger Agreement (the "COMPANY SHAREHOLDERS MEETING"). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Guarantor, Parent and Merger Sub of this Agreement and/or the Guarantee hereof, as applicable, constitutes a legal, valid and binding obligation of the Company, enforceable against each of them in accordance with its terms.

    Section 2.05 MATERIAL CONTRACTS; NO CONFLICT; REQUIRED FILINGS AND CONSENTS. (a) Subject to the following sentence, Section 2.05(a) of the Company Disclosure Schedule includes, as of the date hereof, a list of (i) other than intercompany, all loan agreements, indentures, mortgages, pledges, conditional sale or title retention agreements, security agreements, guaranties, standby letters of credit (to which the Company or any subsidiary is the responsible party), equipment leases or lease purchase agreements, each in an amount equal to or exceeding $10,000,000 to which the Company or any of its subsidiaries is a party or by which any of them is bound; (ii) all contracts, agreements, commitments or other understandings or arrangements to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or affected, but excluding contracts, agreements, commitments or other understandings or arrangements entered into in the ordinary course of business and involving, in the case of any such contact, agreement, commitment, or other understanding or arrangement, individual payments or receipts by the Company or any of its subsidiaries of less than $5,000,000 over the term of such contract, commitment, agreement, or other understanding or arrangement; and (iii) all agreements which are required to be filed as "material contracts" with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and the SEC's rules and regulations thereunder (the "EXCHANGE ACT") but have not been so filed with the SEC. With regard to agreements for the purchase or sale of raw materials or inventory in the ordinary course of business and licensing or royalty arrangements, the threshold referred to in clause (ii) of the preceding sentence shall be measured on an annual basis.

    (b) Except as set forth in Section 2.05(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Company Charter Documents or the Subsidiary Documents,
(ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of, or cause any, termination, amendment, redemption, acceleration or cancellation of, or result in the creation of a lien or encumbrance on (including a right to purchase) any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, credit facility, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except, in the case of clause (ii) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    (c) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental, administrative or regulatory authority, domestic or foreign (each, a "GOVERNMENTAL AUTHORITY"), except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder (the "SECURITIES ACT"), the Exchange Act, state securities laws, the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR ACT"), and the NYSE; filings and consents under any applicable non-United States laws intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade ("NON-U.S. MONOPOLY LAWS"); filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement ("ENVIRONMENTAL, HEALTH AND SAFETY LAWS"); and the filing and recordation of appropriate merger or other documents as required by the NYBCL, (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of the Merger, or otherwise prevent or materially delay the Company from performing its material obligations under this Agreement, or would not otherwise reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, or
(iii) as to which any necessary consents, approvals, authorizations, permits, filings or notifications have heretofore been obtained or filed, as the case may be, by the Company.

    Section 2.06  COMPLIANCE; PERMITS.  (a) Except as disclosed in
Section 2.06(a) of the Company Disclosure Schedule or the Company SEC Documents, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. To the Company's knowledge, no investigation by any Governmental Authority with respect to the Company or any of its subsidiaries is pending or threatened, except as disclosed in the Company SEC Documents.

    (b) Except as disclosed in Section 2.06(b) of the Company Disclosure Schedule or the Company SEC Documents, the Company and its subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities which are material to the operation of the business of the Company and its subsidiaries, taken as a whole, as it is now being conducted (collectively, the "COMPANY PERMITS"), except where the failure to hold such the Company Permits would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms of the Company Permits, except as described in the Company SEC Documents or where the failure to so comply would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    Section 2.07 SEC FILINGS; FINANCIAL STATEMENTS. (a) The Company has filed all reports, schedules, forms, statements and other documents (including all exhibits to the Company SEC Documents) required to be filed with the SEC since June 30, 1997. Except as disclosed in Section 2.07 of the Company Disclosure Schedule or the Company SEC Documents, such reports, schedules, forms, statements and other documents (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Except as set forth in Section 2.07 of the Company Disclosure Schedule, none of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or in the Company SEC Documents), and each fairly presents in all material respects, the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

    Section 2.08  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as set forth in
Section 2.08 of the Company Disclosure Schedule or the Company SEC Documents, since June 30, 1999, the Company has conducted its business in the ordinary course and there has not occurred: (i) any changes, effects or circumstances constituting, individually or in the aggregate, a Material Adverse Effect;
(ii) any amendments or changes in the Company Charter Documents; (iii) any material changes to any Company Employee Plans or other employee benefit arrangements or agreements, including the establishment of any new such plans, arrangements or agreements or the extension of coverage under any such plans, arrangements or agreements to new groups of employees or other individuals;
(iv) any damage to, destruction or loss of any asset of the Company (whether or not covered by insurance) that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; (v) any material change by the Company in its accounting methods, principles or practices (other than as required by GAAP subsequent to the date of this Agreement); or (vi) other than in the ordinary course of business, any sale of a material amount of assets of the Company.

    Section 2.09  NO UNDISCLOSED LIABILITIES.  Except as set forth in
Section 2.09 of the Company Disclosure Schedule or the Company SEC Documents, neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) in the aggregate adequately provided for in the Company's unaudited balance sheet (including any related notes thereto) as of March 31, 2000, included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 (the "2000 BALANCE SHEET"), (b) incurred in the ordinary course of business and not required under GAAP to be reflected on the 2000 Balance Sheet,
(c) incurred since March 31, 2000 in the ordinary course of business,
(d) incurred in connection with this Agreement or the Merger or the other transactions contemplated hereby, or (e) which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    Section 2.10 ABSENCE OF LITIGATION. Except as set forth in Section 2.10 and Section 2.19(c) of the Company Disclosure Schedule or the Company SEC Documents or arising out of the transactions contemplated by this Agreement, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any properties or rights of the Company or any of its subsidiaries, before any court, arbitrator or Governmental Authority, that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    Section 2.11 EMPLOYEE BENEFIT PLANS; EMPLOYMENT AGREEMENTS. (a) "COMPANY EMPLOYEE PLANS" shall mean all "employee pension benefit plans" (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), all "employee welfare benefit plans" (as defined in Section 3(1) of ERISA), all non-U.S. non-statutory plans and all other U.S. and non-U.S. non-statutory bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements (including those which contain change of control provisions or pending change of control provisions), and any employment, executive compensation or severance agreements (including those which contain change of control provisions or pending change of control provisions), written or otherwise, as amended, modified or supplemented, for the benefit of, or relating to, any former or current employee, officer, director or consultant (or any of their beneficiaries) of the Company or a subsidiary of the Company. The term "Affiliate Plan" shall mean any other such plan, program or arrangement with respect to which the Company or any subsidiary of the Company has or could reasonably be expected to have any liability, either as a member of a controlled group of corporations or trades or businesses as defined under section 414 of the Code and comparable provisions of ERISA, or by contractual arrangement. Section 2.11(a) of the Company Disclosure Schedule lists each Company Employee Plan and each Affiliate Plan. With respect to each plan included on the Company Disclosure Schedule or the Employee Benefits Supplemental Disclosure Schedule the Company shall indicate (i) whether such plan includes a change in control provision, (ii) with respect to employee benefit welfare plans, whether such plan is fully insured or has a stop-loss insurance contract and (iii) with respect to the employees set forth on
Exhibit 2.11-A, whether any such employees have entered into an agreement or a provision of an agreement prohibiting or restricting such employee from accepting employment or otherwise engaging in activity that is in competition with the business of the Company or its subsidiaries (other than with respect to the use of confidential information or trade secrets) after the termination of such individual's employment with the Company. Notwithstanding the foregoing, the Company may omit from the Disclosure Schedule and instead include in
Section 2.11 of an employee benefits supplement to the Company Disclosure Schedule (the "Employee Benefits Supplemental Disclosure Schedule") the following information, that, because of time constraints, the Company, in good faith, is not able to list in Section 2.11(a) of the Company Disclosure Schedule by the date of this Agreement: any non-material employee benefit welfare plan, any non-U.S. plan and any agreements relating to leased employees or independent contractors, as well as the information specified in (ii) above. The Employee Benefits Supplemental Disclosure Schedule shall be delivered to Parent within 30 days after the date hereof. With respect to each Company Employee Plan listed in Section 2.11(a) of the Company Disclosure Schedule the Company has provided or made available to Parent (or will provide or make available to Parent as promptly as practicable, but in no event later than 30 days after the date hereof) and with respect to each Company Employee Plan to be listed in
Section 2.11(a) of the Employee Benefits Supplemental Disclosure Schedule, the Company will upon or as soon as practicable following delivery of the Employee Benefits Supplemental Disclosure Schedule provide or make available to Parent copies of (i) each such written Company Employee Plan (or a written description in English of any Company Employee Plan which is not written and with respect to Company Employee Plans covering 50 or more participants, a written description in English of any such plan that is written in a language other than English) and any related trust agreement, insurance and other contract (including a policy), the most recently prepared summary plan description, summary of material modifications the substance of which is not already incorporated in the corresponding summary plan description, and communications distributed to plan participants that could reasonably be expected to materially modify the terms of any Company Employee Plan, whether through information actually conveyed in the communication or a failure to convey information, (ii) the three most recent annual reports on Form 5500 series (or equivalent filing with respect to non-U.S. plans), with accompanying schedules and attachments, filed with respect to each U.S. or non-U.S. non-statutory Company Employee Plan required to make such a filing,
(iii) the most recent actuarial valuation, if any, for each Company Employee Plan and Affiliate Plan subject to Title IV of ERISA and all non-U.S. pension and post-retirement welfare plans, (iv) the latest reports which have been filed with the Department of Labor ("DOL") to satisfy the alternative method of compliance for pension plans for certain selected employees pursuant to DOL regulation Section 2520.104-23 and (v) the most recent favorable determination letters issued for each Company Employee Plan and related trust which is intended to be qualified under Section 401(a) of the Code (and, if an application for such determination is pending, a copy of the application for such determination).

    (b) Except as set forth in Section 2.11(b) of the Company Disclosure Schedule, (i) none of the Company Employee Plans or Affiliate Plans promises or provides medical or other welfare benefits to any director, officer, employee or consultant (or any of their beneficiaries) after their service with the Company or its subsidiary or affiliate terminates, other than as required by
Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA (hereinafter, "COBRA"), or any similar state laws (ii) none of the Company Employee Plans or Affiliate Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA and no non-U.S. Company Employee Plan is a multiemployer plan and no Company Employee Plan or Affiliate Plan has incurred any withdrawal liability that remains unsatisfied and the transactions contemplated herein will not result in the assessment of any withdrawal liability that could reasonably be expected to have a Material Adverse Effect;
(iii) neither the Company nor any of its subsidiaries has engaged in a transaction with respect to any Company Employee Plan or Affiliate Plan which could reasonably be expected to subject the Company or any subsidiary, directly or indirectly, to a tax, penalty or other liability for prohibited transactions under ERISA or Section 4975 of the Code and to the knowledge of the Company no other party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has engaged in any such transaction that, in either case, could reasonably be expected to have a Material Adverse Effect;
(iv) neither the Company or any of its subsidiaries, nor any executive of the Company or one of its subsidiaries as fiduciary of the Company Employee Plans has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA, which breach would reasonably be expected to result in any liability to the Company or any subsidiary thereof and to the knowledge of the Company no other fiduciary of any Company Employee Plan has committed such a breach, in either case that could reasonably be expected to have a Material Adverse Effect; (v) all Company Employee Plans and, to the knowledge of the Company, all Affiliate Plans have been established and maintained substantially in accordance with their terms and have been operated in compliance in all material respects with the requirements of applicable law (including, but not limited to, to the extent applicable, the notification and other requirements of COBRA, the Health Insurance Portability and Accountability Act of 1996, the Newborns' and Mothers' Health Protection Act of 1996, the Mental Health Parity Act of 1996, and the Women's Health and Cancer Rights Act of 1998) except for such failure as could not reasonably be expected to have a Material Adverse Effect; (vi) each Company Employee Plan which is intended to be qualified under
Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service (the "IRS"), and, to the Company's knowledge, nothing has occurred which may reasonably be expected to impair such determination; (vii) all contributions required to be made with respect to any Company Employee Plan (whether pursuant to the terms of such plan, Section 412 of the Code, any collective bargaining agreement, or otherwise) have been made on or before their due dates (including any extensions thereof) except to the extent any failure to have made such a contribution on or before its due date could not reasonably be expected to result in a current or future material liability of the Company;
(viii) with respect to each Company Employee Plan and Affiliate Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to which the Company or one of its subsidiaries has any material outstanding liability and no Company action has occurred that resulted or will result in any adverse liability for any non-U.S. Company Employee Plan that reasonably could be expected to have a Material Adverse Effect; (ix) none among the Company or any subsidiary thereof has incurred (or could reasonably be expected to incur) any liability that remains unsatisfied, or reasonably expects to incur any liability, under Title IV of ERISA with respect to either a Company Employee Plan or an Affiliate Plan including, without limitation, with respect to an event described in Section 4062, 4063 or 4041 of ERISA (other than liability for premium payments to the Pension Benefit Guaranty Corporation (the "PBGC") arising in the ordinary course) that, in either case, could reasonably be expected to have a Material Adverse Effect; (x) other than routine claims for benefits made in the ordinary course of the operation of the Company Employee Plans, there are no pending, nor to the Company's knowledge, any threatened, claims, investigations or causes of action with respect to any U.S. or non-U.S. non-statutory Company Employee Plan or Affiliate Plan, whether made by a participant or beneficiary of such a plan, a governmental agency or otherwise, against the Company or any subsidiary of the Company, any Company director, officer or employee, any Company Employee Plan, or Affiliate Plan or any fiduciary of a Company Employee Plan or Affiliate Plan that could reasonably be expected to have a Material Adverse Effect; and (xi) each Company Employee Plan that provides for the provision of post-termination or post-retirement welfare benefits may by its terms be amended or terminated at any time subject to applicable law.

    (c) Section 2.11(c) of the Company Disclosure Schedule sets forth a true and complete list of each current or former employee, consultant, officer or director of the Company or any of its subsidiaries who holds (i) any option to purchase the Company Common Stock as of the date hereof, together with the number of shares of the Company Common Stock subject to such option, the exercise price of such option (to the extent determined as of the date hereof), whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code (an "ISO"), and the expiration date of such option; (ii) any shares of Company Common Stock that are restricted or subject to performance-based vesting; and (iii) any other award or right (including share units), directly or indirectly, to receive Company Common Stock (or any other unit of Company equity) or any amount payable by reference to Company Common Stock (or any other unit of Company equity), together with the number of shares of Company Common Stock (or any other unit of Company equity) subject to such right. To the extent that, because of time constraints, the Company, in good faith, is unable to make available the detailed information required in this Section 2.11(c) as of the date hereof, it may be included in
Section 2.11(c) of the Employee Benefits Supplemental Disclosure Schedule if the aggregate number of shares of Company Common Stock that are covered by outstanding options as of the date of this agreement has been disclosed to Parent.

    (d) To the extent not already included and so labeled in Section 2.11(a) or such other section of the Company Disclosure Schedule as is specifically referenced in Section 2.11(d) of the Company Disclosure Schedule,
Section 2.11(d) of the Company Disclosure Schedule sets forth a true and complete (i) list of all material outstanding agreements with any consultants who provide services to the Company or any of its subsidiaries; (ii) list of all material agreements with respect to the services of independent contractors or leased employees who provide services to the Company or any of its subsidiaries, whether or not they participate in any of the Company Employee Plans;
(iii) description of any situation in which a material portion of the workforce of a component of the Company or its subsidiaries, whether such component is a subsidiary, unit, work location, line of business or otherwise, is composed of non-traditional employees, whether consultants, independent contractors or otherwise, which description shall include, if applicable, representative samples of agreements with such non-traditional employees and (iv) list of all worker council agreements of the Company or any of its subsidiaries with or relating to its employees. To the extent that, because of time constraints, the Company, in good faith, is unable to make available the information relating to consultants, leased employees and independent contractors as of the date hereof, it may be included in
Section 2.11(d) of the Employee Benefits Supplemental Disclosure Schedule and provided to the Company within 30 days of the date hereof, PROVIDED, HOWEVER, that any such agreements that include change in control provisions shall be included in Section 2.11(d) of the Company Disclosure Schedule and provided as of the date hereof, to the extent not otherwise so identified in another section of the Disclosure Schedule. Section 2.11(d) of the Company Disclosure Schedule shall indicate which, if any, of such agreements includes a change in control provision.

    (e) Except as set forth in Section 2.11(e) of the Company Disclosure
Schedule: (i) the PBGC has not instituted proceedings to terminate any Company Employee Plan or, to the knowledge of the Company, an Affiliate Plan, that is subject to Title IV of ERISA (each, a "DEFINED BENEFIT PLAN"); (ii) no Defined Benefit Plan has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code, nor have any extensions of any amortization period within the meaning of Section 412 of the Code or Section 302 of ERISA been applied for with respect thereto; (iii) to the knowledge of the Company, since the date of the most recent actuarial report prepared by each such plan's actuary with respect to that plan's most recently completed fiscal year, nothing has occurred that would materially adversely affect the funding status of such plan; (iv) all applicable premiums required to be paid to the PBGC with respect to the Defined Benefit Plans have been paid, except for such failures as could not reasonably be expected to have a Material Adverse Effect; and (v) no facts or circumstances exist with respect to any Defined Benefit Plan which would give rise to a material lien on the assets of the Company under Section 4068 of ERISA or otherwise.

    (f) Except as set forth in Section 2.11(f) of the Company Disclosure Schedule, (i) the Company does not have any outstanding incentive stock options within the meaning of section 422 of the Code, (ii) the Company has not granted or awarded any shares of Company Common Stock that, as of the Effective Time, will be unvested or subject to a repurchase option, risk of forfeiture or other condition providing that such shares may be forfeited or repurchased by the Company upon any termination of the shareholder's employment, directorship or other relationship with the Company or any of its subsidiaries, and (iii) since March 31, 2000, neither the Company nor any of its subsidiaries has announced, proposed or agreed to any increase in benefits under any Company Employee Plan (or to the creation or implementation of new benefits or new plans), any change in employee coverage which would materially increase the expense of maintaining any Company Employee Plan, or the grant of any Company Stock Options or other equity based awards or benefits.

    (g) Except as set forth in Section 2.11(g) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will not (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or bonus payments or otherwise) becoming due to any current or former director, officer, employee or consultant of the Company, (ii) result in any increase in the amount of compensation or benefits payable in respect of any director, officer, employee or consultant of the Company, (iii) accelerate the vesting or timing of payment of any benefits or compensation payable in respect of any director, officer, employee or consultant of the Company.

    (h) Each non-U.S. Company Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all applicable laws (including any special provisions relating to registered or qualified plans where such non-U.S. Company Employee Plan was intended to so qualify) and has been maintained in good standing with applicable regulatory authorities except for such a failure as could not reasonably be expected to have a Material Adverse Effect. Except as set forth on Section 2.11(h) of the Company Disclosure Schedule, to the knowledge of the Company, since the date of the most recent actuarial report prepared by each such plan's actuary with respect to that plan's most recently completed fiscal year, nothing has occurred that would materially adversely affect the funding status of such plan.

    (i) There are no complaints, charges or claims against the Company or any of its subsidiaries pending or to the knowledge of the Company threatened to be brought by or filed with any governmental authority based on, arising out of, in connection with or otherwise relating to the classification of any individual by the Company as an independent contractor or "leased employee" (within the meaning of section 414(n) of the Code) rather than as an employee, and no conditions exist under which the Company or any of its subsidiaries could incur any such liability that in each case could reasonably be expected to have a Material Adverse Effect.

    Section 2.12  EMPLOYMENT AND LABOR MATTERS.  Except as set forth in
Section 2.11(b) or Section 2.12 of the Company Disclosure Schedule or the Company SEC Documents or in each case as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

    (a) The Company is in compliance with all applicable U.S. and non-U.S. laws, agreements and contracts relating to employment practices, terms and conditions of employment, and the employment of former, current, and prospective employees, independent contractors and "leased employees" (within the meaning of Section 414(n) of the Code) of the Company including all such U.S. and non-U.S. laws, agreements and contracts relating to wages, hours, collective bargaining, employment discrimination, immigration, disability, civil rights, human rights, fair labor standards, occupational safety and health, workers' compensation, pay equity, wrongful discharge and violation of the potential rights of such former, current, and prospective employees, independent contractors and leased employees, and has timely prepared and filed all appropriate forms (including Immigration and Naturalization Service Form I-9) required by any relevant governmental authority.

    (b) There are no controversies pending or, to the knowledge of the Company, threatened between the Company or any of its subsidiaries and any of their respective employees.

    (c) Neither the Company nor any of its subsidiaries is a party to any U.S. or non-U.S. collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its subsidiaries, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any employees of the Company or any of its subsidiaries.

    (d) Neither the Company nor any of its subsidiaries is in breach of any U.S. or non-U.S. collective bargaining agreement or labor union contract, or has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its subsidiaries.

    Section 2.13  REGISTRATION STATEMENT; PROXY STATEMENT/PROSPECTUS.

    (a) Subject to the accuracy of the representations of Parent and Merger Sub in Section 3.10:

        (i) the information supplied by the Company for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and

        (ii) the information supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the shareholders of the Company in connection the Company Shareholders Meeting (such proxy statement/prospectus as amended or supplemented is referred to herein as the "PROXY STATEMENT/PROSPECTUS") will not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is filed with the SEC or first mailed to shareholders or at the time of the Company Shareholders Meeting, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading.

    (b) If at any time prior to the Effective Time any event relating to the Company or any of its respective affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/ Prospectus, the Company shall promptly inform Parent and Merger Sub.

    (c) The Proxy Statement/Prospectus shall comply in all material respects with the requirements of the Securities Act and the Exchange Act.

    (d) Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Guarantor, Parent or Merger Sub which is contained or incorporated by reference in, or furnished in connection with the preparation of, the Proxy Statement/Prospectus.

    Section 2.14 RESTRICTIONS ON BUSINESS ACTIVITIES. Except for this Agreement or as set forth in Section 2.14 of the Company Disclosure Schedule or the Company SEC Documents, to the Company's knowledge, there is no agreement, judgment, injunction, order or decree binding upon the Company or any of its subsidiaries which has or would reasonably be expected to have the effect of prohibiting or impairing the conduct of business by the Company or any of its subsidiaries as currently conducted by the Company or such subsidiary, or restricting any transactions (including payment of dividends and distributions) between the Company and its subsidiaries, except for any prohibition or impairment as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    Section 2.15 TITLE TO PROPERTY. Except as set forth in Sections 2.15 and 2.19(b) of the Company Disclosure Schedule or the Company SEC Documents, the Company and each of its subsidiaries have good title to all of their owned real properties and other owned assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially interfere with the present use of the property affected thereby or which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, and except for liens which secure indebtedness reflected in the 2000 Balance Sheet; and, to the knowledge of the Company, all leases pursuant to which the Company or any of its subsidiaries lease from others material amounts of real or personal property, are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of the Company, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    Section 2.16 TAXES. Except as set forth in Section 2.16 of the Company Disclosure Schedule:

    (a) The Company and each of its subsidiaries has timely and accurately filed, or caused to be timely and accurately filed, all material Tax Returns required to be filed by it, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material amounts of Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the 2000 Balance Sheet have been established or which are being contested in good faith. Except as set forth in Section 2.16(a) of the Company Disclosure Schedule, there are no material claims or assessments pending against the Company or any of its subsidiaries for any alleged deficiency in any Tax, there are no pending or, to the knowledge of the Company, threatened audits or investigations for or relating to any material liability in respect of any Taxes, and the Company has not been notified in writing of any proposed material Tax claims or assessments against the Company or any of its subsidiaries (other than in each case, claims or assessments for which adequate reserves in the 2000 Balance Sheet have been established or which are being contested in good faith). Neither the Company nor any of its subsidiaries has executed any waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Company or any of its subsidiaries for any extension of time within which to file any material Tax Return or within which to pay any material amounts of Taxes shown to be due on any Tax Return. To the best knowledge of the Company, there are no liens for material amounts of Taxes on the assets of the Company or any of its subsidiaries except for statutory liens for current Taxes not yet due and payable. There are no outstanding powers of attorney enabling any party to represent the Company or any of its subsidiaries with respect to Taxes. Other than with respect to the Company and its subsidiaries, neither the Company nor any of its subsidiaries is liable for Taxes of any other Person, or is currently under any contractual obligation to indemnify any person with respect to Taxes (except for customary agreements to indemnify lenders or security holders in respect of Taxes and except for provisions in agreements for the divestiture of subsidiaries, assets or business lines of the Company or its subsidiaries that require the Company or its subsidiaries (as applicable) to indemnify a purchaser or purchaser group for material amounts of Taxes of the Company or its subsidiaries (as applicable) for periods prior to the closing date under any such agreements or for material amounts of Taxes of the Company or its subsidiaries (as applicable) in the nature of sales or similar Taxes incurred as a consequence of any such divestiture transactions), or is a party to any tax sharing agreement or any other agreement providing for payments by the Company or any of its subsidiaries with respect to Taxes.

    (b) For purposes of this Agreement, the term "TAX" shall mean any United States federal, national, state, provincial, local or other jurisdictional income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, alternative or add-on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, governmental fee or other like assessment or charge imposed by any Governmental Authority, together with any interest or penalty imposed thereon. The term "TAX RETURN" shall mean a report, return or other information (including any attached schedules or any amendments to such report, return or other information) required to be supplied to or filed with a Governmental Authority with respect to any Tax, including an information return, claim for refund, amended return or declaration or estimated Tax.

    Section 2.17  ENVIRONMENTAL MATTERS.  (a) Except as set forth in
Section 2.17(a) to the Company Disclosure Schedule or in the Company SEC Documents or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, the operations and properties of the Company and its subsidiaries are in compliance with the Environmental Laws, which compliance includes the possession by the Company and its subsidiaries of all permits and governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof.

    (b) Except as set forth in Section 2.17(b) of the Company Disclosure Schedule or in the Company SEC Documents or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, there are no Environmental Claims, including claims based on "arranger liability," pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has retained or assumed.

    (c) Except as set forth on Section 2.17(c) of the Company Disclosure Schedule or in the Company SEC Documents, there are no past or present actions, circumstances, conditions, events or incidents, including the release, emission, discharge, presence or disposal of any Materials of Environmental Concern, that are reasonably likely to form the basis of any Environmental Claim against the Company or any of its subsidiaries or against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries have retained or assumed, except for such Environmental Claims that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    (d) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or as set forth in Section 2.17(d) of the Company Disclosure Schedule or the Company SEC Documents, (i) there are no off-site locations where the Company or any of its subsidiaries has stored, disposed or arranged for the disposal of Materials of Environmental Concern which have been listed on the National Priority List, CERCLIS, or state Superfund site list, and the Company and its subsidiaries have not been notified that any of them is a potentially responsible party at any such location;
(ii) there are no underground storage tanks located on property owned or leased by the Company or any of its subsidiaries; (iii) there is no friable asbestos containing material contained in or forming part of any building, building component, structure or office space owned, leased or operated by the Company or any of its subsidiaries; and (iv) there are no polychlorinated biphenyls ("PCBS") or PCB-containing items contained in or forming part of any building, building component, structure or office space owned, leased or operated by the Company or any of its subsidiaries.

    (e) For purposes of this Agreement:

        (i) "ENVIRONMENTAL CLAIM" means any claim, action, cause of action, investigation or notice (in each case in writing or, if not in writing, to the knowledge of the Company) by any person or entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from the presence, or release into the environment, of any Material of Environmental Concern at any location, whether or not owned or operated by the Company or any of its subsidiaries.

        (ii) "ENVIRONMENTAL LAWS" means, as they exist on the date hereof, all applicable United States federal, state, local and non-United States laws, regulations, codes and ordinances, relating to pollution or protection of human health (as relating to the environment or the workplace) and the environment (including ambient air, surface water, ground water, land surface or sub-surface strata), including laws and regulations relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, including, but not limited to Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. Section 9601 et seq., Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. Section 6901 et seq., Toxic Substances Control Act ("TSCA"), 15 U.S.C. Section 2601 et seq., Occupational Safety and Health Act ("OSHA"), 29 U.S.C. Section 651 et seq., the Clean Air Act, 33 U.S.C. Section 7401 et seq., the Clean Water Act, 33 U.S.C. Section1251 et seq., each as may have been amended or supplemented, and any applicable environmental transfer statutes or laws.

        (iii) "MATERIALS OF ENVIRONMENTAL CONCERN" means chemicals, pollutants, contaminants, hazardous materials, hazardous substances and hazardous wastes, medical waste, toxic substances, petroleum and petroleum products and by-products, asbestos-containing materials, PCBs, and any other chemicals, pollutants, substances or wastes, in each case regulated under any Environmental Law.

    Section 2.18 BROKERS. No broker, finder or investment banker, other than Goldman Sachs & Co. and J.P. Morgan & Co. (the "COMPANY FINANCIAL ADVISORS"), the fees and expenses of which will be paid by the Company, is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and each of the Company Financial Advisors pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.

    Section 2.19 INTELLECTUAL PROPERTY. As used herein, the term "INTELLECTUAL PROPERTY ASSETS" shall mean all worldwide intellectual property rights, including, without limitation, patents, trademarks, service marks, copyrights, and registrations and applications therefor, trade names, Internet domain names know-how, trade secrets, computer software programs and proprietary information. As used herein, "COMPANY INTELLECTUAL PROPERTY ASSETS" shall mean the Intellectual Property Assets used or owned by the Company or any of its subsidiaries.

    (a) Except as set forth in Section 2.19(b) of the Company Disclosure Schedule, the Company and/or each of its subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all the Company Intellectual Property Assets that are used in and are material to the business of the Company and its subsidiaries as currently conducted, without infringing or violating the rights of others.

    (b) Except as disclosed in Section 2.19(c) of the Company Disclosure Schedule or as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, no claims (i) are currently pending or, to the knowledge of the Company, are threatened by any person with respect to the Company Intellectual Property Assets, or (ii) are, to the knowledge of the Company, currently pending or threatened by any person with respect to the Intellectual Property Assets of a third party (the "THIRD PARTY INTELLECTUAL PROPERTY ASSETS") to the extent arising out of any use, reproduction or distribution of such Third Party Intellectual Property Assets by or through the Company or any of its subsidiaries.

    (c) Except as disclosed in Section 2.19(d) of the Company Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, there are no valid grounds for any bona fide claim to the effect that the manufacture, sale, licensing or use of any product, system or method now used, sold or licensed or proposed for use, sale or license by the Company or any of its subsidiaries infringes any Third Party Intellectual Property Assets.

    (d) Section 2.19(e) of the Company Disclosure Schedule sets forth a list of
(i) all patents and patent applications owned by the Company and/or each of its subsidiaries worldwide; (ii) all trademark and service mark registrations and all trademark and service mark applications, material common law trademarks, material trade dress and material slogans, and all trade names owned by the Company and/or each of its subsidiaries worldwide; (iii) all copyright registrations and copyright applications owned by the Company and/or each of its subsidiaries worldwide; (iv) all Internet domain name registrations by the Company and/or its subsidiaries worldwide; and (v) to the Company's knowledge, all licenses owned by the Company and/or each of its subsidiaries in which the Company and/or each of its subsidiaries is (A) a licensor with respect to any of the patents, trademarks, service marks, trade names, copyrights or Internet domain names listed in Section 2.19(d) of the Company Disclosure Schedule which are material to the Company or (B) a licensee of any other person's patents, trade names, trademarks, service marks, copyrights or Internet domain names material to the Company except for any licenses of software programs that are commercially available "off the shelf." Except as disclosed in
Section 2.19(d)(v) of the Company Disclosure Schedule, the Company and/or each of its subsidiaries has made all necessary filings and recordations to protect and maintain its interest in the patents, patent applications, trademark and service mark registrations, trademark and service mark applications, copyright registrations and copyright applications, Internet domain names and licenses set forth in Section 2.19(d) of the Company Disclosure Schedule, except where the failure to so protect or maintain would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    (e) To the knowledge of the Company, except as set forth in
Section 2.19(d)(v) or 2.19(e) of the Company Disclosure Schedule or the Company SEC Documents: (i) each patent, trademark or service mark registration and copyright registration of the Company and/or each of its subsidiaries is valid and subsisting and (ii) each material license of the Company Intellectual Property Assets listed on Section 2.19(e) of the Company Disclosure Schedule is valid, subsisting and enforceable, except as would not reasonably be expected to have a Material Adverse Effect.

    (f) Except as set forth in Section 2.19(f) of the Company Disclosure Schedule, to the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company's Intellectual Property Assets by any third party, including any employee, former employee, independent contractor or consultant of the Company or any of its subsidiaries which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    Section 2.20  INTERESTED PARTY TRANSACTIONS.  Except as set forth in
Section 2.20 of the Company Disclosure Schedule or the Company SEC Documents or for events as to which the amounts involved do not, in the aggregate, exceed $300,000, since the Company's proxy statement dated September 14,

1999, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction pursuant to Item 404 of Regulation S-K promulgated by the SEC.

    Section 2.21 INSURANCE. Except as disclosed in Section 2.21 of the Company Disclosure Schedule or the Company SEC Documents, all material fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies maintained by the Company or any of its subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of the Company and its subsidiaries and their respective properties and assets, and are in character and amount appropriate for the businesses conducted by the Company, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    Section 2.22  PRODUCT LIABILITY AND RECALLS.  (a) Except as disclosed in
Section 2.22(a) of the Company Disclosure Schedule or the Company SEC Documents, to the Company's knowledge, there is no claim, pending or threatened, against the Company or any of its subsidiaries for injury to person or property of employees or any third parties suffered as a result of the sale of any product or performance of any service by the Company or any of its subsidiaries, including claims arising out of the defective or unsafe nature of its products or services, which would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    (b) Except as disclosed in Section 2.22(b) of the Company Disclosure Schedule or the Company SEC Documents, there is no pending or, to the knowledge of the Company, threatened recall or investigation of any product sold by the Company, which recall or investigation would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    Section 2.23 OPINION OF FINANCIAL ADVISOR. The Board of Directors of the Company has been advised by the Company Financial Advisors to the effect that in each Financial Advisor's opinion, as of the date of this Agreement, the Merger Consideration to be received by the holders of the Shares is fair from a financial point of view to such holders, in each case assuming no adjustment of the Exchange Ratio.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

    Section 3.01 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. (a) Each of Guarantor, Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing (to the extent the concept of good standing exists in the applicable jurisdiction) under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority necessary to own, lease and operate the properties it purports to own, lease and operate and to carry on its business as now conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have a Material Adverse Effect. Each of Guarantor, Parent and Merger Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities make such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not reasonably be expected to have a Material Adverse Effect. Parent has heretofore made available to the Company true and complete copies of Guarantor's Memorandum of Association and Bye-Laws, as amended to date (the "GUARANTOR CHARTER DOCUMENTS").

    (b) Each subsidiary of Guarantor is an entity duly organized, validly existing and in good standing (to the extent the concept of good standing exists in the applicable jurisdiction) under the laws of its jurisdiction of organization, has the requisite corporate or other power and authority necessary to own, lease and operate the properties it purports to own, lease and operate and to carry on its business as now conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have a Material Adverse Effect. Each subsidiary of Guarantor is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. Except as set forth in
Section 3.01(b) of the written disclosure schedule previously delivered by Parent to the Company (the "PARENT DISCLOSURE SCHEDULE"), all of Guarantor's "significant" subsidiaries, as defined in Regulation S-X, and their respective jurisdictions of incorporation are identified in Guarantor's Annual report on Form 10-K for the fiscal year ended September 30, 1999 (the "GUARANTOR 1999
FORM 10-K") or in any of Guarantor's quarterly reports on Form 10-Q filed with respect to any quarter of the 2000 fiscal year.

    Section 3.02 CAPITALIZATION. (a) The authorized capital stock of Guarantor consists of 2,500,000,000 Guarantor Common Shares and 125,000,000 Preference Shares, par value $1.00 per share ("GUARANTOR PREFERRED SHARES"). As of June 9, 2000, (i) 1,724,274,982 Guarantor Common Shares were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable and none of which were issued in violation of preemptive or similar rights, (ii) no Guarantor Preferred Shares were outstanding and (iii) no more than 10,000,000 Guarantor Common Shares and no Guarantor Preferred Shares were held by subsidiaries of Guarantor. As of May 31, 2000, 99,834,866 Guarantor Common Shares were reserved for issuance upon exercise of stock options issued under Guarantor's stock option plans.

    (b) Except (i) as set forth in Section 3.02(a), (ii) for changes since
June 9, 2000 resulting from the exercise of stock options or the grant of stock based compensation to directors or employees or (iii) for changes resulting from the issuance of stock in connection with a merger or other acquisition or business combination determined by Guarantor's Board of Directors to be in the best interests of Guarantor and its shareholders, there are no outstanding
(x) shares of capital stock or voting securities of Guarantor, (y) securities of Guarantor convertible into or exchangeable for shares of capital stock or voting securities of Guarantor or (z) options or other rights to acquire from Guarantor or other obligation of Guarantor to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Guarantor. There are no outstanding obligations of Guarantor or any of its subsidiaries to repurchase, redeem or otherwise acquire any of its equity securities.

    (c) The Guarantor Common Shares to be delivered as Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable, and the issuance thereof is not subject to any preemptive or other similar right.

    Section 3.03 AUTHORITY RELATIVE TO THIS AGREEMENT. (a) The execution, delivery and performance by Guarantor, Parent and Merger Sub of this Agreement, the execution, delivery and performance by Guarantor of the Guarantee and the consummation by Guarantor, Parent and Merger Sub of the transactions contemplated hereby and thereby, as applicable, are within the respective corporate powers of Guarantor, Parent and Merger Sub and have been duly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered and constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, and the Guarantee has been duly and validly executed and delivered and constitutes a valid and binding agreement of Guarantor enforceable against it in accordance with its terms.

    (b) At a meeting duly called and held, or by written consent in lieu of meeting, the respective Boards of Directors of Parent and Merger Sub, as applicable, have (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of Parent, Merger Sub and their respective shareholders, as applicable, and
(ii) unanimously adopted this Agreement and approved the transactions contemplated hereby. At a meeting duly called and held, Guarantor's Board of Directors has (i) determined that the Guarantee and the transactions contemplated thereby are fair to and in the best interests of Guarantor's shareholders and (ii) approved the Guarantee and the transactions contemplated thereby and the issuance of the Guarantor Common Shares to be delivered to the Company shareholders in connection with the Merger.

    Section 3.04 NO CONFLICTS; REQUIRED FILINGS AND CONSENTS. (a) The execution, delivery and performance by Parent and Merger Sub of this Agreement, the execution, delivery and performance by Guarantor of the Guarantee and the consummation by Guarantor, Parent and Merger Sub of the Merger and the other transactions contemplated hereby and thereby, as applicable, require no action by or in respect of, or filing with, any Governmental Authority, other than
(i) the filing of a Certificate of Merger with respect to the Merger with the Secretary of State of the State of New York, (ii) compliance with any applicable requirements of the HSR Act and applicable Non-U.S. Monopoly Laws,
(iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, any applicable state securities laws, the NYSE, the Bermuda Stock Exchange and the London Stock Exchange, (iv) compliance with Environmental, Health and Safety Laws and (v) any actions or filings the absence of which would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement or the ability of Guarantor to fulfill its obligations under the Guarantee.

    (b) The execution, delivery and performance by Parent and Merger Sub of this Agreement, the execution, delivery and performance by Guarantor of the Guarantee and the consummation by Guarantor, Parent and Merger Sub of the transactions contemplated hereby and thereby, as applicable, do not and will not
(i) contravene, conflict with, or result in any violation or breach of any provision of the Guarantor Charter Documents or the certificate of incorporation or by-laws of Parent or Merger Sub (or equivalent organizational documents),
(ii) assuming compliance with the matters referred to in Section 3.04(a), contravene, conflict with or result in a violation or breach of any provision of any law, rule, regulation, judgment, injunction, order or decree applicable to Guarantor or any of its subsidiaries, (iii) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Guarantor or any of its subsidiaries is entitled under any provision of any Material Agreement or instrument binding upon Guarantor or any of its subsidiaries or any material license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Parent and its subsidiaries; provided that, for purposes of this subsection 3.04(b)(iii), "Material Agreement" shall mean any agreement identified in Guarantor's 1999 Form 10-K or in any of Guarantor's quarterly reports on Form 10-Q filed with respect to any quarter of its 2000 fiscal year or any agreement entered into since the date of Guarantor's latest quarterly report on Form 10-Q that would be required to be so identified in Guarantor's Annual Report on Form 10-K for the year ended September 30, 2000 or (iv) result in the creation or imposition of any encumbrance on any material asset of Guarantor or any of its subsidiaries.

    Section 3.05 COMPLIANCE. Except as disclosed in Section 3.05 of the Parent Disclosure Schedule or the reports, schedules, forms, statements and other documents (the "GUARANTOR SEC DOCUMENTS") filed by the Guarantor with the SEC since September 30, 1997 and prior to the date of this Agreement, neither Guarantor nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Guarantor or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Guarantor or any of its subsidiaries is a party or by which Guarantor or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. To Parent's knowledge, no investigation by any Governmental Authority with respect to Guarantor or any of its subsidiaries is pending or threatened, except as disclosed in the Guarantor SEC Documents.

    Section 3.06 SEC FILINGS; FINANCIAL STATEMENTS. (a) Guarantor has filed with the SEC all reports, schedules, forms, statements and other documents (including all exhibits to the Guarantor SEC Documents) required to be filed with the SEC since September 30, 1997. Except as disclosed in Section 3.06 of the Parent Disclosure Schedule or the Guarantor SEC Documents, such reports, schedules, forms statements and other documents were prepared in all material respects in accordance with the applicable requirements of the Securities Act or the Exchange Act, as the case may be; and did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. With the exception of Tycom Ltd. which may become obligated to file such reports, none of the Guarantor's subsidiaries is required to file with the SEC periodic reports pursuant to the Exchange Act.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Guarantor SEC Documents were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or in the Guarantor SEC Documents), and each fairly presents in all material respects, the consolidated financial position of Guarantor and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year end adjustments which were not or are not expected to be material in amount.

    Section 3.07  ABSENCE OF CERTAIN CHANGES OR EVENTS.  Except as set forth in
Schedule 3.07 of the Parent Disclosure Schedule or the Guarantor SEC Documents, since September 30, 1999, the business of Guarantor and its subsidiaries has been conducted in the ordinary course and there has not occurred: (i) any changes, effects or changed circumstances constituting, individually or in the aggregate, a Material Adverse Effect; (ii) any amendments or changes in the Guarantor Charter Documents; (iii) any damage to destruction or loss of any assets of Guarantor (whether or not covered by insurance) that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect; (iv) any material change by Guarantor in its accounting methods, principles or practices (other than as required by GAAP subsequent to the date of this Agreement); or (v) any sale of a material amount of assets of Guarantor, except in the ordinary course of business.

    Section 3.08  NO UNDISCLOSED LIABILITIES.  Except as set forth in
Section 3.08 of the Parent Disclosure Schedule or the Guarantor SEC Documents, neither Guarantor nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) in the aggregate adequately provided for in Guarantor's unaudited balance sheet (including any related notes thereto) as of March 31, 2000 included in Guarantor's Quarterly Report on Form 10-Q for the fiscal period ended March 31, 2000 (the "2000 GUARANTOR BALANCE SHEET"), (b) incurred in the ordinary course of business and not required under GAAP to be reflected on the 2000 Guarantor Balance Sheet,
(c) incurred since March 31, 2000 in the ordinary course of business,
(d) incurred in connection with this Agreement, or the Merger or the other transactions contemplated hereby, or (e) which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    Section 3.09 ABSENCE OF LITIGATION. Except as set forth in Section 3.09 of the Parent Disclosure Schedule or the Guarantor SEC Documents or arising out of the transactions contemplated by this Agreement, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of Guarantor, threatened against Guarantor or any of its subsidiaries, or any properties or rights of Guarantor or any of its subsidiaries, before any court, arbitrator or Governmental Authority, that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

    Section 3.10  REGISTRATION STATEMENT; PROXY
STATEMENT/PROSPECTUS. (a) Subject to the accuracy of the representations of the Company in Section 2.13:

        (i) the registration statement on Form S-4 (or on such other form as shall be appropriate) (as it may be amended, the "REGISTRATION STATEMENT"), pursuant to which the Guarantor Common Shares to be delivered to the shareholders of the Company by Parent in connection with the Merger will be registered with the SEC, shall not, at the respective times the Registration Statement (including any amendments or supplements thereto) is filed with the SEC or is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements included therein not misleading; and

        (ii) the information supplied by Guarantor, Parent or Merger Sub for inclusion in the Proxy Statement/Prospectus will not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is filed with the SEC or first mailed to shareholders or at the time of the Company Shareholders Meeting, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders Meeting which has become false or misleading.

    (b) If at any time prior to the Effective Time any event relating to Parent, Merger Sub or any of their respective affiliates, officers or directors should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent or Merger Sub will promptly inform the Company.

    (c) The Registration Statement and the Proxy Statement/Prospectus shall comply in all material respects with the requirements of all applicable laws, including the Securities Act and the Exchange Act and the rules and regulations thereunder.

    (d) Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company which is contained or incorporated by reference in, or furnished in connection with the preparation of, the Registration Statement or the Proxy Statement/Prospectus.

    Section 3.11 BROKERS. Other than Merrill Lynch, Pierce, Fenner & Smith Incorporated and Bear, Stearns & Co. Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Guarantor who might be entitled to any fee or commission from Parent, Guarantor or any of their respective affiliates in connection with the transactions contemplated by this Agreement.

    Section 3.12 OWNERSHIP OF PARENT AND MERGER SUB. Merger Sub is a direct, wholly-owned subsidiary of Parent, and Parent is a direct, wholly-owned subsidiary of Guarantor.

    Section 3.13 NO PRIOR ACTIVITIES. (a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

    (b) Except for obligations or liabilities incurred by Merger Sub in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Merger Sub has not incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

    Section 3.14 OWNERSHIP INTEREST IN THE COMPANY. Other than by reason of this Agreement or the transactions contemplated hereby, neither Parent nor any of its affiliates is an "interested shareholder" of the Company, as that term is defined in either of Section 912 of the NYBCL and Article Eleventh of the Company's Certificate of Incorporation.

    Section 3.15 NO VOTE REQUIRED. No vote of the shareholders of Guarantor is required by law, Guarantor's Charter Documents or otherwise in order for Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby, as applicable.

                                   ARTICLE IV
                     CONDUCT OF BUSINESS PENDING THE MERGER

    Section 4.01 CONDUCT OF BUSINESS BY THE COMPANY. The Company covenants and agrees that, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, unless Parent shall otherwise agree in writing, and except as set forth in
Section 4.01 of the Company Disclosure Schedule, the Company shall conduct its business and shall cause the businesses of its subsidiaries to be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use reasonable commercial efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, neither the Company nor any of its subsidiaries shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, and except as set forth in Section 4.01 of the Company Disclosure Schedule, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent, which, in the case clauses (c), (d)(iv), (e), (f),
(h) or (i), will not be unreasonably withheld or delayed:

    (a) amend or otherwise change the Company Charter Documents;

    (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in the Company, any of its subsidiaries or affiliates (except for the issuance of shares of Company Common Stock issuable pursuant to Company Stock Options outstanding on the date hereof or pursuant to the Company ESPP as in effect on the date hereof or pursuant to the Company's 401(k) Plan as in effect on the date hereof; or the issuance to newly hired employees of Company Stock Options pursuant to the Company Stock Option Plans with respect to an aggregate of not more than 25,000 shares of Company Common Stock, provided that (i) such options become exercisable in a manner consistent with the Company's past practice, PROVIDED, HOWEVER, that such options will not become exercisable as a result of the transactions contemplated herein and will not in any other manner be affected as a result of the transactions contemplated herein (except as provided herein), (ii) no one individual shall receive options with respect to more than 3,000 shares of Company Common Stock, and (iii) the exercise price per share of such options is the fair market value of a share of Company Common Stock as of the day such option is granted);

    (c) sell, pledge, dispose of or encumber any assets of the Company or any of its subsidiaries (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets, and (iii) sales of immaterial assets not in excess of $5 million in the aggregate);

    (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly-owned subsidiary of the Company may declare and pay a dividend to its parent that is not a cross-border dividend, and except that the Company may declare and pay prior to the Effective Time quarterly cash dividends of up to $0.17 per share consistent with past practice, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) except (A) as required by the terms of any security as in effect on the date hereof and set forth in Section 4.01(d) of the Company Disclosure Schedule and (B) to the extent necessary to effect withholding to meet minimum tax withholding obligations in connection with the exercise of any Company Stock Option, amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Company Common Stock, or any option, warrant or right, directly or indirectly, to acquire any such securities, or propose to do any of the foregoing, (iv) settle, pay or discharge any claim, suit or other action brought or threatened against the Company with respect to or arising out of a shareholder equity interest in the Company, or
(v) make any cross-border capital contributions to a subsidiary;

    (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof other than those listed on Section 4.01(e) of the Company Disclosure Schedule; (ii) incur any indebtedness for borrowed money, except for
(A) commercial paper in the ordinary course of business and consistent with past practice, in an amount not to exceed $550 million at any one time outstanding,
(B) to the extent not used to support outstanding commercial paper pursuant to clause (A) above, borrowings and reborrowings under the Company's or any of its subsidiaries' existing credit facilities listed on Section 4.01(e) of the Company Disclosure Schedule not in excess of $50 million, and (C) other borrowings not in excess of $25 million in the aggregate; (iii) issue any debt securities or assume, guarantee (other than guarantees of the Company's subsidiaries entered into in the ordinary course of business) or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice (but not loans or advances to employees of the Company to fund the exercise price of Company Stock Options or otherwise to purchase shares of the Company Common Stock) except to the extent required by contracts in effect on the date hereof; or (iv) authorize any capital expenditures or purchases of fixed assets which are, in the aggregate, in excess of $30 million over the next 12 month period; or (v) enter into or materially amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.01(e);

    (f) except as set forth in Section 4.01(f) of the Company Disclosure Schedule, (i) increase the compensation or severance payable or to become payable to its directors, officers, employees or consultants, except for increases in salary or wages of employees of the Company or its subsidiaries, including in connection with promotions, in accordance with past practices; or
(ii) grant any severance or termination pay (except to make payments required to be made under obligations existing on the date hereof in accordance with the terms of such obligations) to, or enter into or amend any employment or severance agreement, with any current or prospective employee of the Company or any of its subsidiaries, except for new hire employees in the ordinary course of business whose annual salary does not exceed $150,000 and whose severance benefits do not exceed one time annual salary; or (iii) establish, adopt, enter into or amend any collective bargaining agreement, Company Employee Plan, including, without limitation, any plan that provides for the payment of bonuses or incentive compensation, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or consultants or any of their beneficiaries, except, in each case, as may be required by law or as would not result in a material increase in the cost of maintaining such collective bargaining agreement, Company Employee Plan, trust, fund, policy or arrangement.

    (g) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable) except as required by a change in GAAP occurring after the date hereof;

    (h) make any tax election or settle or compromise any United States federal, state, local or non-United States tax liability;

    (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $5 million in the aggregate, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements contained in the Company SEC Documents filed prior to the date of this Agreement or incurred in the ordinary course of business and consistent with past practice; or

    (j) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.01(a) through (i) above, or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants hereunder.

    Section 4.02  NO SOLICITATION.

    (a) The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, solicit or encourage the initiation of (including by way of furnishing information) any inquiries or proposals regarding any merger, sale of assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving the Company or any subsidiaries of the Company that if consummated would constitute an Alternative Transaction (as defined below) (any of the foregoing inquiries or proposals being referred to herein as an "ACQUISITION PROPOSAL"). Nothing contained in this Agreement shall prevent the Board of Directors of the Company from
(i) furnishing information to a third party which has made a BONA FIDE Acquisition Proposal that the Board of Directors of the Company concludes in good faith after consulting with a nationally recognized investment banking firm would, if consummated, constitute a Superior Proposal (as defined below) not solicited in violation of this Agreement, provided that such third party has executed an agreement with confidentiality provisions substantially similar to those then in effect between the Company and a subsidiary of Guarantor or
(ii) subject to compliance with the other terms of this Section 4.02, including Sections 4.02(c) and (d), considering and negotiating a bona fide Acquisition Proposal that the Board of Directors of the Company concludes in good faith after consulting with a nationally recognized investment banking firm would, if consummated, constitute a Superior Proposal not solicited in violation of this Agreement; PROVIDED, HOWEVER, that, as to each of clauses (i) and (ii), the Board of Directors of the Company reasonably determines in good faith (after due consultation with independent counsel, which may be Simpson Thacher & Bartlett) that it is or is reasonably likely to be required to do so in order to discharge properly its fiduciary duties.

    For purposes of this Agreement, "ALTERNATIVE TRANSACTION" means any of
(i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "THIRD PARTY") acquires or would acquire more than 25% of the outstanding shares of any class of equity securities of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires or would acquire more than 25% of the outstanding equity securities of the Company or the entity surviving such merger or business combination, (iii) any transaction pursuant to which any Third Party acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company and securities of the entity surviving any merger or business combination including any of the Company's subsidiaries) of the Company, or any of its subsidiaries having a fair market value (as determined by the Board of Directors of the Company in good faith) equal to more than 25% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction, or (iv) any other consolidation, business combination, recapitalization or similar transaction involving the Company or any "significant subsidiary" (as defined in Rule 1-02 under Regulation S-X) of the Company, other than the transactions contemplated by this Agreement; PROVIDED, HOWEVER, that the term Alternative Transaction shall not include any acquisition of securities by a broker dealer in connection with a bona fide public offering of such securities.

    For purposes of this Agreement, "SUPERIOR PROPOSAL" means any proposal made by a Third Party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the Company Common Stock entitled to vote generally in the election of directors or all or substantially all the assets of the Company, on terms which the Board of Directors of the Company reasonably believes (after consultation with a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to its shareholders than the Merger and the transactions contemplated by this Agreement taking into account at the time of determination any changes to the financial terms of this Agreement proposed by Parent; PROVIDED, HOWEVER, that a Superior Proposal may be subject to a due diligence review of confidential information and to other customary conditions.

    (b) The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate the identity of the person making the Acquisition Proposal or intending to make an Acquisition Proposal or requesting non-public information or access to the books and records of the Company, the terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal, and whether the Company is providing or intends to provide the person making the Acquisition Proposal with access to information concerning the Company as provided in Section 4.02(a). The Company shall keep Parent fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the material terms of any such Acquisition Proposal, indication or request. The Company shall also immediately notify Parent, orally and in writing, if it enters into negotiations concerning any Acquisition Proposal.

    (c) Except to the extent the Board of Directors of the Company reasonably determines in good faith (after due consultation with independent counsel, which may be Simpson Thacher & Bartlett) that it is or is reasonably likely to be required to act to the contrary in order to discharge properly its fiduciary duties (and, with respect to the approval, recommendation or entering into any Acquisition Proposal, it may take such contrary action only after the second business day following Parent's and Merger Sub's receipt of written notice of the Board of Directors' intention to do so), neither the Company nor the Board of Directors of the Company shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the adoption by such Board of Directors of this Agreement or its approval of the Merger.

    (d) The Company and the Board of Directors of the Company shall not enter into any agreement (other than a confidentiality agreement entered into not in violation of Section 4.02(a)) with respect to, or otherwise approve or recommend, or propose to approve or recommend, any Acquisition Proposal or Alternative Transaction, unless this Agreement has been terminated in accordance with its terms.

    (e) Nothing contained in this Section 4.02 shall prohibit the Company from taking and disclosing to its shareholders a position required by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to its shareholders required by applicable law, rule or regulation or by the NYSE.

    (f) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent and Merger Sub) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which the Company is a party.

    (g) The Company shall ensure that the officers and directors of the Company and the Company subsidiaries and any investment banker or other advisor or representative retained by the Company are aware of the restrictions described in this Section 4.02. It is understood that any violation of the restrictions set forth in this Section 4.02 by any officer or director of the Company or the Company subsidiaries and any investment banker, attorney or other advisor or representative of the Company shall be deemed to be a breach of this
Section 4.02 by the Company.

    Section 4.03 CONDUCT OF BUSINESS BY GUARANTOR. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent covenants and agrees that, except as set forth in Section 4.03 of the Parent Disclosure Schedule or unless the Company shall otherwise agree in writing, Parent shall take all action necessary so that (i) Guarantor shall conduct its business, and cause the businesses of its subsidiaries to be conducted, in the ordinary course of business and consistent with past practice, including actions taken by Guarantor or its subsidiaries in contemplation of the Merger, and (ii) Guarantor shall not directly or indirectly do, or propose to do, any of the following without the prior written consent of the Company:

    (a) amend or otherwise change the Guarantor Charter Documents;

    (b) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person, or dispose of any assets, which, in any such case, would materially delay or prevent the consummation of the Merger and the other transactions contemplated by this Agreement;

    (c) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary of Guarantor may declare and pay a dividend to its parent, and except that Guarantor may declare and pay quarterly cash dividends on the Guarantor Common Shares of up to $0.0125 per share consistent with past practice;

    (d) take any action to change its accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except as required by a change in GAAP occurring after the date hereof; or

    (e) take or agree in writing or otherwise to take any action that would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect or prevent Parent from performing or cause Parent not to perform its covenants hereunder.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    Section 5.01  PROXY STATEMENT/PROSPECTUS; REGISTRATION STATEMENT.

    (a) As promptly as practicable after the execution of this Agreement, the Company shall, and Parent shall cause Guarantor to, prepare and file with the SEC, preliminary proxy materials which shall constitute the Proxy Statement/Prospectus and, if the parties so agree at the time, the Registration Statement. As promptly as practicable after comments are received from the SEC thereon and after the furnishing by the Company and Guarantor of all information required to be contained therein, the Company shall, and Parent shall, and shall cause Guarantor to, file with the SEC, the definitive Proxy

Statement/Prospectus and the Registration Statement (or, if the Registration Statement has been previously filed, an amendment thereto) relating to the adoption of this Agreement by the Company's shareholders as set forth in
Section 2.04(c) and the other transactions contemplated hereby, and to the payment of the Merger Consideration in the form of Guarantor Common Shares pursuant to this Agreement, and shall use all reasonable efforts to cause the Registration Statement to become effective, and the Company shall mail the Proxy Statement/Prospectus to its shareholders as soon thereafter as practicable. Parent shall also cause Guarantor to take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under the applicable state securities laws in connection with the issuance of Guarantor Common Shares in connection with the Merger, and the Company shall furnish to Guarantor all information concerning the Company and the holders of capital stock of the Company as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Proxy Statement/Prospectus. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Proxy Statement/Prospectus will be made by the Company or Guarantor, without providing the other party a reasonable opportunity to review and comment thereon. Parent will advise the Company, promptly after Guarantor receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Guarantor Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for the amendment of the Proxy Statement/ Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either of the Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company.

    (b) Parent shall cause Guarantor to include as an exhibit to the Registration Statement tax opinions of PricewaterhouseCoopers LLP and Simpson Thacher & Bartlett, in form and substance reasonably satisfactory to Parent and to the Company, on the basis of customary facts, representations, warranties, covenants and assumptions set forth in such opinions, to the effect that the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code that is not subject to Section 367(a)(1) of the Code pursuant to Treasury Regulation
Section 1.367(a)-(3)(c) (other than with respect to Company shareholders who are or will be "five-percent transferee shareholders" within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)), and that each of Guarantor, Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code.

    (c) The Proxy Statement/Prospectus shall include the recommendation of the Board of Directors of the Company in favor of adoption of this Agreement. Notwithstanding anything to the contrary set forth in this Section 5.01 or
Section 5.02, the Company shall not be obligated to take the action set forth in the preceding sentence of this Section 5.01(c) or to take the actions set forth in the second sentence of Section 5.02 to the extent that the Board of Directors of the Company determines (after due consultation with independent counsel, which may be Simpson Thacher & Bartlett) that such action is, or is reasonably likely that such action is, or is reasonably likely to be, inconsistent with the proper discharge of its fiduciary duties.

    Section 5.02 COMPANY SHAREHOLDERS MEETING. The Company shall establish a record date for, duly call, give notice of, convene and hold the Company Shareholders Meeting as promptly as practicable for the purpose of voting upon the adoption of this Agreement, and the Company shall use all reasonable efforts to cause the Proxy Statement/Prospectus to be mailed to the Company's shareholders and to hold the Company Shareholders Meeting as promptly as practicable after the Registration Statement is declared effective under the Securities Act. The Company shall solicit from its shareholders proxies in favor of adoption of this Agreement and shall take all other reasonable action necessary or advisable to secure the vote or consent of shareholders in favor of such adoption.

    Section 5.03 ACCESS TO INFORMATION; CONFIDENTIALITY. Upon reasonable notice and subject to restrictions contained in confidentiality agreements (from which such party shall use reasonable efforts to be released), the Company shall (and shall cause its subsidiaries to) and Parent shall take all action necessary such that Guarantor and its subsidiaries shall (i) afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period after the execution and delivery of this Agreement and prior to the Effective Time, to the properties, books, contracts, commitments and records of the Company or the Guarantor, as applicable, and,
(ii) during such period, furnish promptly to the other all information concerning the business, properties and personnel of the Company or the Guarantor, as applicable, as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the Company's or Guarantor's, as applicable, business, properties and personnel as either Parent or the Company may reasonably request. Such information shall be kept confidential in accordance with the terms of the confidentiality agreements, dated May 22 and June 14, 2000 (the "CONFIDENTIALITY AGREEMENTS"), between Guarantor and the Company.

    Section 5.04  CONSENTS; APPROVALS.

    (a) Subject to Section 5.08, the Company and Parent shall each use its reasonable best efforts (and Parent shall cause Guarantor to use its reasonable best efforts) to obtain and to cooperate with each other in order to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and non-United States governmental and regulatory rulings and approvals), and the Company and Parent shall make (and Parent shall cause Guarantor to make) all filings (including, without limitation, all filings with United States and non-United States governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby. The Company and Parent shall furnish (and Parent shall cause Guarantor to furnish) all information required to be included in the Proxy Statement/Prospectus and the Registration Statement, or for any application or other filing to be made pursuant to the rules and regulations of any United States or non-United States governmental body in connection with the transactions contemplated by this Agreement.

    (b) The Company shall, and Parent shall cause Guarantor to, notify the other promptly upon the receipt of any comments from the SEC or its staff or any other government officials in connection with any filing made pursuant hereto and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any other filings or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any other filing. The Company shall, and Parent shall cause Guarantor to, cause all documents that it is responsible for filing with the SEC or other regulatory authorities under
Section 5.01 and this Section 5.04 to comply in all material respects with all applicable requirements of law and the rules and regulations promulgated thereunder. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement, the Proxy Statement/Prospectus or any other filing, the Company will, or Parent will cause Guarantor to, as the case may be, promptly inform the other of such occurrence and cooperate in filing with the SEC or its staff or any other government officials and/or mailing to shareholders of Company, such amendment or supplement.

    Section 5.05 AGREEMENTS WITH RESPECT TO AFFILIATES. The Company shall deliver to Parent, prior to the date the Registration Statement becomes effective under the Securities Act, a letter identifying all persons who, at the Effective Time, are anticipated to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each person who is identified as an "affiliate" in the Affiliate Letter to deliver to Parent prior to the Effective Time a written agreement in connection with restrictions on affiliates under Rule 145 under the Securities Act in a form mutually agreeable to the Company and Parent.

    Section 5.06  INDEMNIFICATION AND INSURANCE.

    (a) The Certificate of Incorporation and By-laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Company Charter Documents, which provisions shall not be amended, modified or otherwise repealed for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required after the Effective Time by law and then only to the minimum extent required by such law.

    (b) The Surviving Corporation shall, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-laws, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the "INDEMNIFIED PARTIES") against any costs or expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative,
(x) arising out of or pertaining to the transactions contemplated by this Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company Charter Documents or any applicable contract or agreement as in effect on the date hereof, in each case for a period of six years after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, provided that the Indemnified Parties shall be required to reimburse the Surviving Corporation for such payments in the circumstances and to the extent required by the Company Charter Documents, any applicable contract or agreement or applicable law, and
(iii) the Surviving Corporation will cooperate in the defense of any such matter; PROVIDED, HOWEVER, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them in each applicable jurisdiction with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case each Indemnified Person with respect to whom such a conflict exists (or group of such Indemnified Persons who among them have no such conflict) may retain one separate law firm in each applicable jurisdiction.

    (c) The Surviving Corporation shall honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements and employment agreements (the parties under such agreements being referred to as the "COVERED PERSONS") with the Company's directors and officers existing at or before the Effective Time, provided such agreements do not violate Section 4.01(f).

    (d) In addition, Parent will provide, or cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's current directors and officers with an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the "D&O INSURANCE") that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; PROVIDED, HOWEVER, that Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium currently paid by the Company for such insurance, but in such case shall purchase as much such coverage as possible for such amount.

    (e) From and after the Effective Time, Parent shall unconditionally guarantee the timely payment of all funds owing by, and the timely performance of all other obligations of, the Surviving Corporation under this Section 5.06.

    (f) This Section shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation, the Indemnified Parties and the Covered Persons, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties and the Covered Persons.

    Section 5.07 NOTIFICATION OF CERTAIN MATTERS. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would reasonably be expected to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate, or (ii) any failure of the Company, Parent or Merger Sub, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; PROVIDED, HOWEVER, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided further that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 7.01(h) unless the failure to give such notice results in material prejudice to the other party.

    Section 5.08  FURTHER ACTION/TAX TREATMENT.

    (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to, and Parent shall cause Guarantor to use all reasonable efforts to, take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. The foregoing covenant shall include the obligation by Guarantor to agree to divest, abandon, license, hold separate or take similar action with respect to any assets (tangible or intangible) which are not material to Guarantor or the Company (but shall not include any obligation by Guarantor to agree to divest, abandon, license, hold separate or take similar action with respect to any material assets (tangible or intangible) of Guarantor or the Company). For this purpose, assets shall be deemed not to be material to the Company, if they account for no more than 2% of the total revenues of the Company and its subsidiaries taken as a whole, or to Guarantor, if they account for no more than 2% of the total revenues of Guarantor's Healthcare Group.

    (b) Each of Parent, Merger Sub and the Company shall, and Parent shall cause Guarantor to, use its reasonable best efforts to cause the Merger to qualify, and will not (both before and after the Effective Time) take any actions, or fail to take any action, which could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of
Section 368(a) of the Code that is not subject to Section 367(a)(1) of the Code pursuant to Treasury Regulation Section 1.367(a)-(3)(c) (other than with respect to Company shareholders who are or will be "five-percent transferee shareholders" within the meaning of Treasury Regulation
Section 1.367(a)-3(c)(5)(ii)). Parent shall, and shall cause the Surviving Corporation and Guarantor to, report, to the extent required by the Code or the regulations thereunder, the Merger for income tax purposes as a reorganization within the meaning of Section 368 of the Code. Each of Parent and the Company shall make, and shall cause their affiliates to make, such representations, warranties and covenants as shall be requested reasonably in the circumstances by PricewaterhouseCoopers LLP and Simpson Thacher & Bartlett in order for such firms to render their opinions referred to in Section 5.01(b).

    Section 5.09 PUBLIC ANNOUNCEMENTS. Parent and the Company shall consult with each other before issuing (and in the case of Parent, before Guarantor issues) any press release or making any written public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; PROVIDED, HOWEVER, that either party may, without the prior consent of the other, issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of the NYSE if it has used all reasonable efforts to consult with the other party.

    Section 5.10  GUARANTOR COMMON SHARES.

    (a) Parent shall obtain from Guarantor, and shall cause Guarantor to transfer to Parent, the Guarantor Common Shares to be delivered by Parent to the holders of Company Common Stock in the Merger.

    (b) Parent shall cause Guarantor to use its best efforts to cause the Guarantor Common Shares to be delivered by Parent to the holders of Company Common Stock in the Merger or to be issued upon exercise of the Adjusted Options to be listed, upon official notice of issuance, on the NYSE prior to the Effective Time.

    (c) Parent shall cause Guarantor on a timely basis to take any action required to be taken under non-U.S. securities laws in connection with the issuance of Guarantor Common Shares in the Merger.

    Section 5.11 STOCK OPTIONS AND ESPP. (a) At the Effective Time, Parent shall take all necessary action to provide that each outstanding Company Stock Option, whether or not then exercisable, will continue to have, and be subject to, the same terms and conditions set forth in the relevant Company Stock Option Plan and applicable award agreement immediately prior to the Effective Time; PROVIDED, HOWEVER, that all Company Stock Options, other than Company Stock Options granted after the date hereof, shall be 100% vested and exercisable at the Effective Time, except that, (i) each Company Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole Guarantor Common Shares equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such the Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded to the nearest whole number of Guarantor Common Shares,
(ii) the per share exercise price for the Guarantor Common Shares issuable upon exercise of such Company Stock Option will be equal to the quotient determined by dividing the exercise price per share of the Company Common Stock at which such Company Stock option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent and (iii) Parent or the Company shall take all necessary actions to enable the holders of such Company Stock Options to effect a "brokered cashless exercise" of such options as of the Effective Time or promptly thereafter (each such Company Stock Option, as modified, an "ADJUSTED OPTION").

    (b) Parent will cause Guarantor to take all corporate action necessary to reserve for issuance a sufficient number of Guarantor Common Shares for delivery upon exercise of the Adjusted Options and to file a registration statement on Form S-8 for the Guarantor Common Shares issuable with respect to Adjusted Options as of or as soon as practicable after the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any of such options or other rights remain outstanding.

    (c) Beginning on the date hereof, the Company shall not establish any new employee stock purchase plans or extend the availability of the Company ESPP to any employees not previously included in the Company ESPP, or, in either case, implement any decisions to do the same, whether or not such decisions have been communicated to employees. The Company shall take such action as is necessary to cause the ending date of the then current offering period under the Company ESPP to be prior to the Effective Time and to terminate such plans as of the Effective Time. All shares of Company Common Stock under the Company ESPP shall be issued to participants in a manner such that the shares will be treated as all other shares of Company Common Stock. Parent shall, to the extent legally feasible, enable employees of the Company and its subsidiaries to participate in Guarantor's employee stock purchase plan, in a manner consistent with the current practice of Parent's affiliates.

    Section 5.12  CERTAIN EMPLOYEE BENEFITS.

    (a) From the Effective Time through June 30, 2001 (the "BENEFITS CONTINUATION PERIOD"), the Surviving Corporation shall provide each person who, as of the Effective Time, is an employee of the Company or any subsidiary of the Company (a "COMPANY EMPLOYEE") with employee benefits that are comparable in the aggregate to those provided to such Company Employee immediately prior to the Effective Time, PROVIDED, HOWEVER, subject to applicable law and contractual restrictions, that the Surviving Corporation shall have the right to amend any Company Employee Plans, including without limitation, any retiree welfare benefit plans or pension benefit plans, in effect as of the Effective Time. Notwithstanding the foregoing, from the Effective Time through the end of the Benefits Continuation Period the Surviving Corporation shall maintain severance plans, policies and programs for the benefit of each Company employee that are substantially comparable to the severance plans, policies and programs of the Company as in effect for such employee immediately prior to the Effective Time, PROVIDED, HOWEVER, that, except as required by contractual obligation, no such employee shall be entitled to a severance benefit in excess of one year's salary and one year's continuation of health and welfare benefits.

    (b) After the Benefit Continuation Period the Surviving Corporation shall provide the Company Employees with employee benefits that are comparable in the aggregate to those provided to similarly situated employees of subsidiaries of the Guarantor. For the avoidance of doubt, it is understood that the Surviving Corporation shall have no obligation to provide Company Employees with post-termination welfare or pension benefits, except to the extent required by applicable law or contractual agreement.

    (c) With respect to the benefits provided pursuant to this Section 5.12,
(i) service accrued by Company Employees during employment with the Company and its subsidiaries prior to the Effective Time shall be recognized for eligibility and vesting and, except with respect to defined benefit plans, benefit accrual,
(ii) any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under the applicable Company Employee Plan) and eligibility waiting periods under any group health plan shall be waived with respect to such Company Employees and their eligible dependents, and (iii) Company Employees shall be given credit for amounts paid under a Company Employee Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the employee welfare plans maintained by the Surviving Corporation or the applicable subsidiary of the Guarantor.

    (d) It is expressly agreed that (i) the provisions of Section 5.12 are not intended to be for the benefit of or otherwise enforceable by any third party, including, without limitation, any Company Employees and (ii) nothing herein shall prevent the Surviving Corporation or any other subsidiary of Guarantor from amending or modifying any employee benefit plan, program or arrangement in any respect or terminating or modifying the terms and conditions of employment or other service of any particular employee or any other person.

    (e) DEFERRED COMPENSATION. Through the Benefits Continuation Period, the Surviving Corporation shall continue to maintain the Company's Income Deferral Plan; PROVIDED that prior to the Effective Time such plan shall be amended to eliminate the Hypothetical Company Stock Fund and all balances in such Stock Fund shall be transferred to another fund in the Plan. As of July 1, 2001, eligible active Company Employees shall be given the opportunity to participate in and transfer their Income Deferral Plan balances to the Guarantor Deferred Compensation Plan, the Company's Income Deferral Plan shall be terminated and any remaining accounts shall be distributed as provided under the Income Deferral Plan.

    (f) COMMON STOCK OR STOCK UNITS UNDER INCENTIVE COMPENSATION PLANS OR PROGRAMS. Awards payable in shares of Company Common Stock under any Company Incentive Compensation Plan, program or agreement not paid out or deferred prior to the Effective Time shall be converted to an award payable in cash only. Guarantor will be under no obligation to issue any Guarantor Common Shares pursuant to any Company Incentive Compensation Plan, program or agreement after the Effective Time.

    Section 5.13 REDEMPTION OF THE SURVIVING PREFERRED STOCK. Promptly following the Effective Time, the Surviving Corporation shall redeem all of the outstanding shares of the Surviving Preferred Stock in accordance with the applicable provisions of the Surviving Corporation's Certificate of Incorporation, with the redemption proceeds payable out of the Company's assets. In no event shall Parent or any affiliate thereof (other than a subsidiary of the Company) reimburse the Surviving Corporation for such redemption payments.

    Section 5.14 ACCOUNTANTS LETTERS. Upon reasonable notice from the other, the Company shall use its best efforts to cause Ernst & Young LLP to deliver to Parent, and Parent shall use its best efforts to cause PricewaterhouseCoopers to deliver to the Company, a letter covering such matters as are reasonably requested by Parent or the Company, as the case may be, and as are customarily addressed in accountants' "comfort letters."

    Section 5.15 COMPLIANCE WITH STATE PROPERTY TRANSFER STATUTES. The Company agrees that it shall use its reasonable commercial efforts to comply promptly with all requirements of applicable state property transfer laws as may be required by the relevant state agency and shall take all action necessary to cause the transactions contemplated hereby to be effected in compliance with applicable state property transfer laws, except where the failure to so comply will not materially affect the right to use or enjoy any applicable property after the Effective Time. The Company, after consultation with Parent, shall determine which actions must be taken prior to or after the Effective Time to comply with applicable state property transfer laws. The Company agrees to provide Parent with any documents required to be submitted to the relevant state agency prior to submission, and the Company shall not take any action to comply with applicable state property transfer laws without Parent's prior consent, which consent shall not be unreasonably withheld or delayed. Parent shall provide, and shall cause Guarantor to provide, to the Company any assistance reasonably requested by the Company with respect to such compliance.

    Section 5.16 CONVEYANCE TAXES. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time, and the Company shall be responsible for the payment of all such taxes and fees. In no event shall Parent or any affiliate thereof (other than a subsidiary of the Company) reimburse the Company for the payment of such taxes and fees.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    Section 6.01  CONDITIONS TO OBLIGATION OF EACH PARTY TO EFFECT THE
MERGER. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) EFFECTIVENESS OF THE REGISTRATION STATEMENT. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC;

    (b) SHAREHOLDER ADOPTION. This Agreement shall have been adopted by the requisite vote of the shareholders of the Company;

    (c) ANTITRUST. All waiting periods applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and all clearances and approvals required to be obtained in respect of the Merger prior to the Effective Time under any Non-U.S. Monopoly Laws shall have been obtained, except where the failure to have obtained any such clearances or approvals with respect to any Non-U.S. Monopoly Laws would not reasonably be expected to have a Material Adverse Effect on the Company, Guarantor or Guarantor's Healthcare Group;

    (d) GOVERNMENTAL ACTIONS. There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that is reasonably likely to result in such an action or proceeding) by any Governmental Authority or before any Governmental Authority or court of competent jurisdiction, United States or non-United States, that is reasonably likely to result in an order, nor shall there be in effect any judgment, decree or order of any Governmental Authority or court of competent jurisdiction, or any other legal restraint (i) preventing or seeking to prevent consummation of the Merger, (ii) prohibiting or seeking to prohibit, or limiting or seeking to limit, Parent from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Guarantor or any of its subsidiaries of all or a material portion of the business or assets of the Surviving Corporation and its subsidiaries, or
(iii) compelling or seeking to compel Guarantor or any of its subsidiaries (including the Surviving Corporation and its subsidiaries) to dispose of or hold separate assets which are material to Guarantor or the Company, as a result of the Merger or the transactions contemplated by this Agreement; PROVIDED that for purposes of this Section 6.01(d), assets shall be deemed to be not material to the Company, if they account for no more than 2% of the total revenues of the Company and its subsidiaries taken as a whole or to Guarantor, if they account for no more than 2% of the total revenues of Guarantor's Healthcare Group;

    (e) ILLEGALITY. No statute, rule, regulation or order shall be enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; and

    (f) TAX OPINIONS. The Company shall have received a written opinion of Simpson Thacher & Bartlett, and Parent shall have received a written opinion of PricewaterhouseCoopers LLP, in form and substance reasonably satisfactory to each of them, on the basis of customary representations, warranties, covenants and assumptions set forth in such opinions, and delivered as of the date of the Effective Time, to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code that is not subject to
Section 367(a)(1) of the Code pursuant to Treasury Regulation
Section 1.367(a)-(3)(c) (other than with respect to Company shareholders who are or will be "five-percent transferee shareholders" within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)), and that each of Guarantor, Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code.

    Section 6.02 ADDITIONAL CONDITIONS TO OBLIGATIONS OF PARENT AND MERGER SUB. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (without for this purpose giving effect to qualifications of materiality contained in such representations and warranties) on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for (i) changes contemplated by this Agreement,
(ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)), or (iii) where the failure to be true and correct would not reasonably be expected, individually or in the aggregate with all other such failures, to have a Material Adverse Effect, and Parent and Merger Sub shall have received a certificate of the Company to such effect signed by the Chief Executive Officer or Chief Financial Officer of the Company;

    (b) AGREEMENTS AND COVENANTS. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the Chief Executive Officer or Chief Financial Officer of the Company; PROVIDED, HOWEVER, that unless the Company knowingly breaches Section 4.01(j), the Company shall be deemed to have complied with Section 4.01(j) unless the failure to comply with such section also results in the failure of the condition set forth in Section 6.02(a);

    (c) CONSENTS OBTAINED. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, except where the failure to receive such consents, waivers, approvals, authorizations or orders or to make such filings would not reasonably be expected, individually or in the aggregate with all other such failures, to have a Material Adverse Effect on the Company, Parent or Guarantor; and

    (d) AFFILIATE AGREEMENTS. Parent shall have received from each person who is identified in the Affiliate Letter as an "affiliate" of the Company an Affiliate Agreement, and such Affiliate Agreement shall be in full force and effect

    Section 6.03 ADDITIONAL CONDITIONS TO OBLIGATION OF THE COMPANY. The obligation of the Company to effect the Merger is also subject to the following conditions:

    (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects (without for this purpose giving effect to qualifications of materiality contained in such representations and warranties) on and as of the Effective Time, with the same force and effect as if made on and as of the Effective Time, except for (i) changes contemplated by this Agreement,
(ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)), or (iii) where the failure to be true and correct could not reasonably be expected, individually or in the aggregate with all other such failures, to have a Material Adverse Effect, and the Company shall have received a certificate to such effect signed by the President or Chief Financial Officer of Parent;

    (b) AGREEMENTS AND COVENANTS. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate of Parent to such effect signed by the President or Chief Financial Officer of Parent;

    (c) CONSENTS OBTAINED. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Parent, Merger Sub or Guarantor for the authorization, execution and delivery of this Agreement and the Guarantee, as applicable, and the consummation by them of the transactions contemplated hereby and thereby shall have been obtained and made by Parent, Merger Sub or Guarantor, except where the failure to receive such consents, waivers, approvals, authorizations or orders or to make such filings would not reasonably be expected, individually or in the aggregate with all other such failures, to have a Material Adverse Effect on the Company, Parent or Guarantor; and

    (d) LISTING. The Guarantor Common Shares to be delivered by Parent in connection with the Merger and upon exercise of the Adjusted Options shall have been authorized for listing on the NYSE upon official notice of issuance.

                                  ARTICLE VII
                                  TERMINATION

    Section 7.01 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding adoption thereof by the shareholders of the Company:

    (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company; or

    (b) by either Parent or the Company, if the Merger shall not have been consummated by December 31, 2000 (other than for the reasons set forth in clause (c) below); PROVIDED, HOWEVER, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated on or prior to such date; or

    (c) by either Parent or the Company, if the requisite vote of the shareholders of the Company shall not have been obtained by December 31, 2000, or if the shareholders of the Company shall not have adopted this Agreement at the Company Shareholders Meeting; PROVIDED, HOWEVER, that the Company may not terminate pursuant to this clause if the Company has not complied with its obligations under Section 5.02; or

    (d) by either Parent or the Company, if a court of competent jurisdiction or Governmental Authority shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

    (e) by Parent, if, whether or not permitted to do so by this Agreement, the Board of Directors of the Company or the Company shall (x) (i) withdraw, modify or change its approval, adoption or recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do so;
(ii) approve or recommend to the shareholders of the Company an Acquisition Proposal or Alternative Transaction; (iii) approve or recommend that the shareholders of the Company tender their shares in any tender or exchange offer that is an Alternative Transaction; or (iv) fail to include the recommendation of the Board of Directors of the Company in favor of approval of this Agreement pursuant to Section 5.01(c) or fail to take the action required by the second sentence of Section 5.02; or (y) take any public position or make any disclosures to the Company's shareholders, whether or not permitted pursuant to
Section 4.02, which has the effect of any of the foregoing (it being understood and agreed that a communication by the Board of Directors of the Company to the Company's shareholders pursuant to Rule 14d-9(f)(3) of the Exchange Act, or any similar type of communication to the Company's shareholders in connection with the making or amendment of a tender offer or exchange offer, shall not be deemed to constitute a basis for termination under this Section 7.01(e)); or

    (f) by Parent or the Company, if any representation or warranty of the Company or Parent and Merger Sub, respectively, set forth in this Agreement shall be untrue when made, such that the conditions set forth in Sections 6.02(a) or 6.03(a), as the case may be, would not be satisfied (a "TERMINATING MISREPRESENTATION"); PROVIDED that if such Terminating Misrepresentation is curable prior to December 31, 2000 by the Company or Parent, as the case may be, through the exercise of its reasonable best efforts and for so long as the Company or Parent, as the case may be, continues to exercise such reasonable best efforts, neither Parent nor the Company, respectively, may terminate this Agreement under this
Section 7.01(f); or

    (g) by Parent, if any representation or warranty of the Company shall have become untrue such that the condition set forth in Section 6.02(a) would not be satisfied, or by the Company, if any representation or warranty of Parent and Merger Sub shall have become untrue such that the condition set forth in
Section 6.03(a) would not be satisfied (in either case, a "TERMINATING CHANGE"), in either case other than by reason of a Terminating Breach (as hereinafter defined); PROVIDED that if any such Terminating Change is curable prior to December 31, 2000 by the Company or Parent, as the case may be, through the exercise of its reasonable best efforts, and for so long as the Company or Parent, as the case may be, continues to exercise such reasonable best efforts, neither Parent nor the Company, respectively, may terminate this Agreement under this Section 7.01(g); or

    (h) by Parent or the Company, upon a breach of any covenant or agreement on the part of the Company or of Parent or Merger Sub, respectively, set forth in this Agreement such that the conditions set forth in Sections 6.02(b) or 6.03(b), as the case may be, would not be satisfied (a "TERMINATING BREACH"); PROVIDED that, except for any breach of the Company's obligations under
Section 4.02, if such Terminating Breach is curable prior to December 31, 2000 by the Company or Parent, as the case may be, through the exercise of its reasonable best efforts and for so long as the Company or Parent, as the case may be, continues to exercise such reasonable best efforts, neither Parent nor the Company, respectively, may terminate this Agreement under this
Section 7.01(h); or

    (i) by the Company, if (w) the Board of Directors of the Company shall have authorized the Company, subject to complying with the terms of this Agreement, including Section 4.02, to enter into a definitive agreement with respect to a Superior Proposal and the Company shall have notified Parent in writing that it intends to enter into such an agreement, attaching a summary of the material terms thereof, (x) Parent shall not have made, within two full business days (disregarding any partial business days) of receipt of the Company's written notification of its intention to enter into a definitive agreement with respect to a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of the Company as the Superior Proposal, (y) the Company prior to such termination pursuant to this clause (i) shall have paid to Parent in immediately available funds the Fee and the Expenses required to be paid pursuant to Section 7.03(b), and (z) this Agreement shall not theretofore have been adopted at the Company Shareholders Meeting; or

    (j) by Parent, if the Average Share Price is less than the Floor Price, provided that (i) Parent shall have given the Company notice of its intention to terminate pursuant to this Section 7.01(j) prior to 5:00 p.m. New York City time on the business day following the Closing Conditions Satisfaction Date and
(ii) the Company shall not, by 5:00 p.m. New York City time on the third business day following the Closing Conditions Satisfaction Date, have delivered a notice to Parent agreeing that the Exchange Ratio shall equal $47.50 divided by the Floor Price; provided further that if the Company shall deliver the notice referred to in the preceding clause (ii), this Agreement shall not be terminated under this Section 7.01(j) and the Exchange Ratio for all purposes of this Agreement shall equal $47.50 divided by the Floor Price or, if the parties shall so agree in their sole and absolute discretion, a number in excess of $47.50 divided by the Floor Price.

    Section 7.02 EFFECT OF TERMINATION. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or shareholders except that (i) the Company, Parent or Merger Sub may have liability or obligations as set forth in
Section 7.03 and as set forth in or contemplated by Section 8.01 hereof. Notwithstanding the foregoing, nothing herein shall relieve the Company, Parent or Merger Sub from liability for any willful breach hereof or willful misrepresentation herein (it being understood that (x) the provisions of Section 7.03 do not constitute a sole or exclusive remedy for such willful breach or misrepresentation and (y) the mere existence of a Material Adverse Effect, by itself, shall not constitute such a willful breach).

    Section 7.03  FEES AND EXPENSES.  (a) Except as set forth in this
Section 7.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; PROVIDED, HOWEVER, that Parent and the Company shall share equally (i) all SEC filing fees and printing expenses incurred in connection with the printing and filing of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto and (ii) conveyance and similar taxes required to be paid or which Parent has agreed should be paid prior to the Effective Time pursuant to Section 5.16.

    (b) The Company shall pay Guarantor a fee of $110 million (the "FEE") and shall also pay Parent's and Guarantor's respective actual, documented and reasonable out-of-pocket expenses relating to the transactions contemplated by this Agreement (including, but not limited to, fees and expenses of counsel and accountants and out-of-pocket expenses (but not fees) of financial advisors) ("EXPENSES," as applicable to Parent, Guarantor or the Company) in a combined amount not to exceed $3 million, upon the first to occur of any of the following events:

    (i) the termination of this Agreement by Parent or the Company pursuant to
Section 7.01(c) following the Company Shareholders Meeting at which the shareholders of the Company failed to adopt this Agreement, provided that
(A) the Alternative Transaction Condition is satisfied; and (B) the Meeting Average Share Price is equal to or greater than the Floor Price;

    (ii) the termination of this Agreement by Parent pursuant to
Section 7.01(e); or

    (iii) the termination of this Agreement by the Company pursuant to
Section 7.01(i).

    The "MEETING AVERAGE SHARE PRICE" means the average (rounded to the nearest 1/10,000) of the Daily Per Share Prices for the five consecutive trading days ending on the third trading day prior to the Company Shareholders Meeting.

    The "FLOOR PRICE" means (i) $37.00 or (ii) if lower, the Meeting Average Share Price, but only if Parent in its sole and absolute discretion irrevocably agrees, by notice to the Company delivered not later than 9:00 a.m. New York City time on the business day prior to the Company Shareholders Meeting, that the Floor Price shall be the Meeting Average Share Price (in which case for all purposes of this Agreement, the Floor Price shall equal the Average Meeting Price); PROVIDED that if Parent delivers such a notice, the Company may postpone the Company Shareholders Meeting for a period of up to three business days; PROVIDED FURTHER that the Meeting Average Share Price shall be computed in such case without regard to such postponement.

    The "ALTERNATIVE TRANSACTION CONDITION" shall be satisfied in respect of a termination of this Agreement if an Alternative Transaction shall be publicly announced by the Company or any third party within 12 months following the date of termination of this Agreement and such transaction shall at any time thereafter be consummated on substantially the terms theretofore announced, and in the case of Section 7.03(b)(i), such transaction provides for a per Share consideration with a fair market value greater than $47.50; PROVIDED that for purposes of this definition, the definition of Alternative Transaction set forth in Section 4.02(a) shall be modified to replace "25%," as it appears in such definition, with "40%."

    (c) Upon a termination of this Agreement by Parent pursuant to
Section 7.01(h), (i) the Company shall pay to Guarantor and Parent their respective Expenses relating to the transactions contemplated by this Agreement in a combined amount not to exceed $3 million, and (ii) the Company shall pay Guarantor the Fee provided that (I) such Termination Breach is willful and
(II) the Alternative Transaction Condition is satisfied.

    (d) Upon a termination of this Agreement by Parent pursuant to
Section 7.01(f), the Company shall pay to Guarantor and Parent their respective Expenses in a combined amount not to exceed $3 million.

    (e) Upon a termination of this Agreement by the Company pursuant to
Section 7.01(f) or Section 7.01(h), Parent shall pay to the Company its Expenses in an amount not to exceed $3 million.

    (f) The Fee and Expenses payable pursuant to Section 7.03(b) or
Section 7.03(c), or the Expenses payable pursuant to Section 7.03(d) or
Section 7.03(e), shall be paid within one business day after a demand for payment following the first to occur of any of the events described in the aforesaid Sections, as applicable; provided that, in no event shall the Company be required to pay the Fee or any Expenses to Parent, nor shall Parent be required to pay any Expenses to the Company if, immediately prior to the termination of this Agreement, the entity otherwise entitled to receive such fee and/or expenses was in material breach of its obligations under this Agreement or, in the case of Parent, Merger Sub was in material breach of its obligations under this Agreement or Guarantor was in material breach of the Guarantee.

    (g) Each of the Company, Parent and Merger Sub agrees that the payments provided for in this Section 7.03 shall be the sole and exclusive remedy of Parent and Merger Sub upon a termination of this Agreement by Parent pursuant to
Section 7.01(c), (e), (f), (h) or (i), and the payments provided for in this
Section 7.03 shall be the sole and exclusive remedy of the Company upon a termination of this Agreement by the Company pursuant to Section 7.01(f) or (h), regardless of the circumstances giving rise to such termination; PROVIDED, HOWEVER, that the foregoing shall not apply to any willful breach of this Agreement or any willful misrepresentation hereunder giving rise to such termination. Subject to Section 7.03(f), if a party is entitled to terminate this Agreement pursuant to more than one clause of Section 7.01, such party shall be entitled to receive the Fees and Expenses to which it is entitled as a result of any such termination, provided that in no event shall there be any duplication of payment.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

    Section 8.01  EFFECTIVENESS OF REPRESENTATIONS, WARRANTIES AND
AGREEMENTS. (a) Except as otherwise provided in this Section 8.01, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01, as the case may be, except that the agreements set forth in Article I and Sections 5.06 and 5.08 and any other agreement in this Agreement which contemplates performance after the Effective Time shall survive the Effective Time indefinitely and those set forth in Sections 7.02 and 7.03 and this Article VIII shall survive termination indefinitely. The Confidentiality Agreements shall survive termination of this Agreement in accordance with their terms.

    (b) Any disclosure made with reference to one or more Sections of the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosed with respect to each other section therein as to which such disclosure is relevant provided that such relevance is reasonably apparent. Disclosure of any matter in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed an admission that such matter is material.

    Section 8.02 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):

    If to Parent or Merger Sub:

               Tyco Acquisition Corp. VI (NV)/EVM Merger Corp.
               c/o Tyco International (US) Inc.
               One Tyco Park
               Exeter, NH 03833
               Attn: President
               Telecopy: (603) 778-7700

    With a copy (which shall not constitute notice) to:

               Tyco International (US) Inc.
               One Tyco Park
               Exeter, NH 03833
               Attn: Chief Corporate Counsel
               Telecopy: (603) 778-7700

    and

               Kramer Levin Naftalis & Frankel LLP
               919 Third Avenue
               New York, NY 10022
               Attn: Abbe L. Dienstag, Esq.
               Telecopy: (212) 715-8000
               Telephone: (212) 715-9100

    If to the Company:

               Mallinckrodt Inc.
               675 McDonnell Boulevard
               St. Louis, Missouri 63042
               Attn: General Counsel
               Telecopy: (314) 654-5366
               Telephone: (314) 654-2000

    With a copy (which shall not constitute notice) to:

               Simpson Thacher & Bartlett
               425 Lexington Avenue
               New York, NY 10017-3954
               Attn: Alan D. Schnitzer, Esq.
               Telecopy: (212) 455-2502
               Telephone: (212) 455-2000

    Section 8.03 CERTAIN DEFINITIONS. For purposes of this Agreement, the term:

    (a) "AFFILIATES", with respect to any person, means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

    (b) "BUSINESS DAY" means any day other than a day on which banks in New York City are required or authorized to be closed;

    (c) "CONTROL" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

    (d) "DOLLARS" or "$" means United States dollars;

    (e) "KNOWLEDGE" means, with respect to any matter in question, that the executive officers or any employee having primary or substantial oversight responsibility for the matter of the Company, Parent or Guarantor, as the case may be, have or at any time had actual knowledge of such matter;

    (f) "PERSON" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

    (g) "SUBSIDIARY" or "SUBSIDIARIES" of the Company, the Surviving Corporation, Parent, Guarantor or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent, Guarantor or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

    When reference is made in this Agreement to the Company, Parent or Guarantor, such reference shall include their respective subsidiaries, as and to the extent the context so requires, whether or not explicitly stated in this Agreement.

    Section 8.04 AMENDMENT. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; PROVIDED, HOWEVER, that, after adoption of this Agreement by the shareholders of the Company, no amendment may be made which by law requires approval by such shareholders without such approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    Section 8.05 WAIVER. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

    Section 8.06 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    Section 8.07 SEVERABILITY. (a) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any material manner adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

    (b) The Company and Parent agree that the Fee provided in Section 7.03(b) is fair and reasonable in the circumstances. If a court of competent jurisdiction shall nonetheless, by a final, non-appealable judgment, determine that the amount of the Fee exceeds the maximum amount permitted by law, then the amount of the Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

    Section 8.08 ENTIRE AGREEMENT. This Agreement and the Guarantor's guarantee hereof constitute the entire agreement and supersede all prior agreements and undertakings (other than the

Confidentiality Agreements), both written and oral, among the parties, or any of them, with respect to the subject matters hereof and thereof, except as otherwise expressly provided herein or therein.

    Section 8.09 ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise, except that all or any of the rights of Parent and/or Merger Sub hereunder may be assigned to Guarantor or any direct or indirect wholly-owned subsidiary of Guarantor, provided that no such assignment shall relieve the assigning party of its obligations hereunder.

    Section 8.10 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, by way of subrogation, other than
Section 5.06 (which is intended to be for the benefit of the Indemnified Parties and Covered Persons and may be enforced by such Indemnified Parties and Covered Persons) and Section 7.03 (which contains provisions intended to be for the benefit of Guarantor and may be enforced by Guarantor).

    Section 8.11 FAILURE OR INDULGENCE NOT WAIVER; REMEDIES CUMULATIVE. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

    Section 8.12 GOVERNING LAW; JURISDICTION. (a) This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to contracts executed and fully performed within the State of New York.

    (b) Each of the parties hereto submits to the exclusive jurisdiction of the courts of the State of New York and the federal courts of the United States located in the City of New York, Borough of Manhattan with respect to any claim or cause of action arising out of this Agreement or the transactions contemplated hereby.

    Section 8.13 COUNTERPARTS. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    Section 8.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES (AND IN RESPECT OF ANY DISPUTE IN RESPECT OF THE GUARANTEE, PARENT SHALL CAUSE GUARANTOR TO WAIVE), TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

    Section 8.15 PERFORMANCE OF OBLIGATIONS. Unless otherwise previously performed, Parent shall cause each of Merger Sub and the Surviving Corporation to perform all of its obligations set forth in this Agreement and Guarantor to perform all of its obligations under the Guarantee.

    IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                                       TYCO ACQUISITION CORP. VI (NV)

                                                       By:  /s/ MARK H. SWARTZ
                                                            -----------------------------------------
                                                            Name: Mark H. Swartz
                                                            Title: Vice President

                                                       EVM MERGER CORP.

                                                       By:  /s/ MARK H. SWARTZ
                                                            -----------------------------------------
                                                            Name: Mark H. Swartz
                                                            Title: Vice President

                                                       MALLINCKRODT INC.

                                                       By:  /s/ C. RAY HOLMAN
                                                            -----------------------------------------
                                                            Name: C. Ray Holman
                                                            Title: Chairman of the Board and Chief
                                                                   Executive Officer

                                   GUARANTEE

    Tyco International Ltd. ("GUARANTOR") irrevocably guarantees each and every representation, warranty, covenant, agreement and other obligation of Parent and Merger Sub, and/or any of their respective permitted assigns (and where any such representation or warranty is made to the knowledge of Parent or Merger Sub, such representation or warranty shall be deemed made to the knowledge of Guarantor), and the full and timely performance of their respective obligations under the provisions of the foregoing Agreement. This is a guarantee of payment and performance, and not of collection, and Guarantor acknowledges and agrees that this guarantee is full and unconditional, and no release or extinguishment of Parent's and Merger Sub's obligations or liabilities (other than in accordance with the terms of the Agreement), whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this guarantee, as well as any provision requiring or contemplating performance by Guarantor.

    Guarantor hereby waives, for the benefit of the Company, (i) any right to require the Company as a condition of payment or performance by Guarantor, to proceed against Parent or Merger Sub or pursue any other remedy whatsoever and
(ii) to the fullest extent permitted by law, any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, except to the extent that any such defense is available to Parent or Merger Sub.

    Without limiting in any way the foregoing guarantee, Guarantor covenants and agrees to take all actions to enable Parent and Merger Sub to adhere to each provision of the Agreement which requires an act or omission on the part of Guarantor or any of its subsidiaries to enable Parent or Merger Sub to comply with its obligations under the Agreement.

    The provisions of Article VIII of the Agreement are incorporated herein, MUTATIS MUTANDIS, except that notices and other communications hereunder to Guarantor shall be delivered to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, Attn: Chief Corporate Counsel, Telecopy No. (441) 295-9647, Confirm No. (441) 292-8674 (with a copy as provided therefor in Section 8.02(a)).

    We understand that the Company is relying on this guarantee in entering into the Agreement and may enforce this guarantee as if Guarantor were a party thereto.

                                                       TYCO INTERNATIONAL LTD.

                                                       By:  /s/ MARK H. SWARTZ
                                                            -----------------------------------------
                                                            Name: Mark H. Swartz
                                                            Title: Executive Vice President and Chief
                                                                   Financial Officer

                                                                         ANNEX B

                           [GOLDMAN SACHS LETTERHEAD]

PERSONAL AND CONFIDENTIAL
--------------------------------------------------------------------------------

June 28, 2000
Board of Directors
Mallinckrodt Inc.
75 McDonnell Boulevard
St. Louis, Missouri 63134

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Mallinckrodt Inc. (the "Company") of the consideration to be received for the Shares pursuant to the Agreement and Plan of Merger, dated as of June 28, 2000, among Tyco Acquisition Corp. VI (NV) (the "Parent"), EVM Merger Corp. ("Merger Sub") and the Company (the "Agreement"), with the obligations of Parent and Merger Sub in the Agreement being guaranteed by their parent company Tyco International Ltd. ("Guarantor"), on the assumption that the Exchange Ratio (as defined below) is not adjusted pursuant to section 7.01(j) of the Agreement. The Agreement provides for the merger of Merger Sub into the Company (the "Merger"), with each Share not owned by the Company, Guarantor, Parent or Merger Sub immediately prior to the effective time of the Merger being converted into the right to receive that number of common shares, par value $0.20 per share, of Guarantor ("Guarantor Common Shares") equal to $47.50 divided by the Average Share Price (as defined in the Agreement) (the "Exchange Ratio"), together with cash in lieu of fractional shares, on the assumption that the Exchange Ratio is not adjusted pursuant to section 7.01(j) of the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement and related documents.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as its financial advisor in connection with the acquisition by the Company of Nellcor Puritan Bennett Incorporated in August 1997 and the divestiture of the Company's 50% interest in Tastemaker Inc. in March 1997 and having acted as the Company's financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We are also familiar with the Guarantor, having acted as the Guarantor's financial advisor in connection with the acquisition by the Guarantor of Raychem Corporation in August 1998, having acted as co-managing underwriter of the Guarantor's 6.875% Notes due September 5, 2002 in August 1998, and having been selected as co-lead underwriter in the Guarantor's planned initial public offering of its TyCom business. Goldman, Sachs & Co. may provide investment banking services to the Guarantor and its subsidiaries in the future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or the Guarantor for its own account and for the accounts of customers.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and the Guarantor for the five fiscal years ended June 30 and September 30, 1999, respectively; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and the Guarantor; certain other communications from the Company and the Guarantor to their respective stockholders; and certain internal financial analyses and forecasts for the Company and the Guarantor prepared by their respective managements, including certain cost savings and operating synergies projected by the management of the Company to result from the transaction contemplated by the Agreement. We also have held discussions with members of the managements of the Company and the Guarantor regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies, including discussions with members of the management of the Company as to the attainability of its forecasts. Additionally, we have held discussions with the Company's independent accountants and the management of the Guarantor concerning the informal inquiry being conducted by the Division of Enforcement of the Securities and Exchange Commission. In addition, we have reviewed the reported price and trading activity for the Shares and the Guarantor Common Shares, compared certain financial and stock market information for the Company and the Guarantor with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the specialty chemicals and healthcare industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or the Guarantor or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that the Exchange Ratio will not be adjusted as provided in section 7.01(j) of the Agreement. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how holders of Shares should vote with respect to the Agreement. We express no opinion as to the prices at which Guarantor Common Shares may trade in the future.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the consideration to be received for the Shares in the Merger is fair from a financial point of view to the holders of the Shares.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
-------------------------------------------
(GOLDMAN, SACHS & CO.)

                                                                         ANNEX C

                                                                [JP MORGAN LOGO]

[JP MORGAN LETTERHEAD]

June 28, 2000

The Board of Directors
Mallinckrodt Inc.
675 McDonnell Boulevard
P.O. Box 5840
St. Louis, MO 63134

Attention: Mr. Ray Holman
       Chairman and Chief Executive Officer

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $1.00 per share (the "Mallinckrodt Common Stock"), of Mallinckrodt Inc. (the "Company") of the consideration proposed to be paid to them in connection with the proposed merger (the "Merger") of EVM Merger Corp. ("Merger Sub"), a New York corporation and an indirect wholly-owned subsidiary of Tyco International Ltd. ("Tyco"), into the Company. Pursuant to the Agreement and Plan of Merger, dated as of June 28, 2000 (the "Agreement"), among the Company, Tyco Acquisition Corp. VI (NV) (the "Parent"), a Nevada corporation and a wholly-owned subsidiary of Tyco, and Merger Sub, the Company will become a wholly-owned subsidiary of the Parent, and the holders of the Mallinckrodt Common Stock will receive for each share of the Mallinckrodt Common Stock held by them consideration equal to a number of common shares, par value $0.20 per share (the "Tyco Common Shares"), of Tyco calculated pursuant to a formula contained in the Agreement (the "Exchange Ratio").

In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving businesses comparable to those of the Company and the consideration received for such businesses; (iv) current and historical market prices of the Mallinckrodt Common Stock and the Tyco Common Shares; (v) the audited financial statements of the Company for the fiscal year ended June 30, 1999, the audited financial statements of Tyco for the fiscal year ended September 30, 1999, and the unaudited financial statements of the Company and Tyco, respectively, for the period ended March 31, 2000; (vi) certain agreements with respect to outstanding indebtedness or obligations of the Company and Tyco, respectively;
(vii) certain internal financial analyses and forecasts prepared by the Company and Tyco and their respective managements; and (viii) the terms of other business combinations that we deemed relevant.

In addition, we have held discussions with certain members of the managements of the Company and Tyco with respect to certain aspects of the Merger, and the past and current business operations of the Company and Tyco, the financial condition and future prospects and operations of the Company and Tyco, the effects of the Merger on the financial condition and future prospects of the Company and Tyco, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

                                                                [JP MORGAN LOGO]

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and Tyco or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Tyco to which such analyses or forecasts relate. We have also assumed that the Merger will have the tax and accounting consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the Exchange Ratio will not be adjusted pursuant to Section 7.01(j) of the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the Tyco Common Shares will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services. We will also receive an additional fee if the proposed Merger is consummated. From time to time, J.P. Morgan and its affiliates have provided investment banking services to the Company and Tyco for which we have received customary compensation. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Tyco for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration proposed to be paid to the holders of the Mallinckrodt Common Stock in the Merger is fair, from a financial point of view, to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance; provided that this opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

Very truly yours,
/s/ J.P. Morgan Securities Inc.
J.P. Morgan Securities Inc.

                                      C-2